                                                                   EXHIBIT 2.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services Act 1986 immediately.

If you have sold or otherwise transferred all your shares in Bradford Particle Design plc, please forward this document, the Drag Along Notice, the accompanying Form of Acceptance and reply-paid envelope at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, Australia or Japan or into any other jurisdiction if to do so would constitute a violation of the relevant laws in such other jurisdiction. See paragraph 6 of Part B of Appendix I to this document.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means of instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer cannot be accepted by any such use, means, instrumentality or facility, or from or within any of those countries. Accordingly, this document and the accompanying Form of Acceptance are not being mailed and should not be forwarded, distributed or sent in, into or from any of those countries. All persons (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and the accompanying Form of Acceptance to any jurisdiction outside the United Kingdom should read the further information contained on pages 33 to 44 of this document and should seek appropriate advice before taking any action.

The shareholders of Bradford Particle Design plc are strongly urged to read and consider carefully this document in its entirety, including the matters referred to under "Information regarding Inhale Therapeutic Systems, Inc.: Risk factors" on pages 87 to 94 of this document.

--------------------------------------------------------------------------------

                                RECOMMENDED OFFER

                                       by

                                 CAZENOVE & CO.

                                  on behalf of

                        INHALE THERAPEUTIC SYSTEMS, INC.

                                       for

                          BRADFORD PARTICLE DESIGN PLC

--------------------------------------------------------------------------------

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED ON BEHALF OF INHALE THERAPEUTIC SYSTEMS, INC. OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No steps have been taken to enable the New Inhale Shares to be offered in compliance with applicable securities laws of Japan. No prospectus or listing particulars in relation to the New Inhale Shares have been lodged with, or registered by, the Australian Securities Commission. Furthermore, the relevant clearances have not been and will not be obtained from the securities commission of any province of Canada. Accordingly, the New Inhale Shares may not (except pursuant to an exemption under such laws) be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States, Canada, Australia or Japan or to, or for the account or benefit of, or a person in, or resident in, the United States, Canada, Australia or Japan or any other jurisdiction in which the Offer would constitute a violation of the relevant laws, or require registration thereof, in such jurisdiction.

This document should be read in conjunction with the accompanying Form of Acceptance.

Cazenove & Co., who are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting exclusively for Inhale Therapeutic Systems, Inc. and for no one else in connection with the Offer and will not be responsible to anyone other than Inhale Therapeutic Systems, Inc. for providing the protections afforded to customers of Cazenove & Co. or for providing advice in relation to the Offer or any matter referred to herein.

KPMG Corporate Finance, a division of KPMG which is authorised by the Institute of Chartered Accountants in England and Wales to carry on investment business, is acting exclusively for Bradford Particle Design plc and for no one else in connection with the Offer and will not be responsible to anyone other than Bradford Particle Design plc for providing the protections afforded to clients of KPMG Corporate Finance or for giving advice in relation to the Offer or any matter referred to herein.

A letter from the Chairman of Bradford Particle Design plc containing the recommendation of the Board of Directors of Bradford Particle Design plc is set out on pages 7 to 11 of this document.

TO ACCEPT THE OFFER, ACCEPTANCES SHOULD BE DESPATCHED AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RETURNED BY POST OR BY HAND (DURING NORMAL BUSINESS HOURS) TO LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX, BN99 6DA NO LATER THAN 3.00 P.M. ON 11 JANUARY 2001. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT ON PAGES 19 TO 21 AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

                                    CONTENTS


                                                                            Page
Definitions.................................................................4

Part 1 - Letter of Recommendation from the Chairman of Bradford.............7

1.       Introduction.......................................................7

2.       Summary terms of the offer.........................................7

3.       Inhale.............................................................8

4.       Background to and reasons for recommending the Offer...............8

5.       Irrevocable Undertakings...........................................9

6.       Compulsory acquisition.............................................9

7.       Registration.......................................................10

8.       Bradford Share Option Schemes......................................10

9.       Management and employees of Bradford...............................10

10.      Taxation...........................................................11

11.      Action to be taken.................................................11

12.      Conclusion.........................................................11

13.      Recommendation.....................................................11

Part 2 - Letter from Cazenove & Co..........................................12

1.       Introduction.......................................................12

2.       The Offer..........................................................12

3.       Financial effects of acceptance....................................14

4.       Background to and reasons for the Offer............................15

5.       Information on the Inhale Group....................................15

6.       Information on Bradford............................................16

7.       Current trading and prospects......................................17

8.       United Kingdom taxation............................................17

9.       Procedure for acceptance of the Offer..............................19

10.      Settlement.........................................................21

11.      Action to be taken.................................................22

12.      Further information................................................22

Appendix I - Conditions and Further Terms of the Offer......................23

Appendix II - Financial Information in relation to Inhale...................45

Appendix III - Financial Information in relation to Bradford................60

Appendix IV - Additional Information........................................71

                                   DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.



"Articles"                          the articles of association of Bradford
                                    adopted on 28 September 2000

"Australia"                         the Commonwealth of Australia, its states,
                                    possessions and territories and all areas
                                    subject to its jurisdiction and any
                                    political sub-division thereof

"Bradford"                          Bradford Particle Design plc

"Bradford Directors"                the directors of Bradford whose names are
                                    set out in paragraph 2(b) of Appendix IV of
                                    this document

"Bradford Shareholders"             holders of Bradford Shares

"Bradford Share Option Schemes"     the Bradford Approved Employee Share Option
                                    Scheme, the Bradford Unapproved Employee
                                    Share Option Scheme (including options
                                    granted under the Enterprise Management
                                    Incentive schedule to that scheme) and the
                                    Option Agreement between the Company and
                                    Joseph Bohan

"Bradford Shares"                   the existing unconditionally allotted or
                                    issued and fully paid ordinary shares of 10
                                    pence each and the existing unconditionally
                                    allotted or issued and fully paid A ordinary
                                    shares of 10 pence each in the capital of
                                    Bradford and any further such shares which
                                    are unconditionally allotted or issued prior
                                    to the date on which the Offer closes (or
                                    such earlier date, not being earlier than
                                    the date on which the Offer becomes or is
                                    declared unconditional as to acceptances or,
                                    if later, 11 January 2001 as Inhale may,
                                    subject to the City Code, determine)
                                    including shares issued as a result of the
                                    exercise of options under the Bradford Share
                                    Option Schemes or otherwise

"Called Shareholders"               the Bradford Shareholders other than the
                                    Selling Shareholders

"Canada" Canada, its provinces and territories and all areas subject to its jurisdiction and any political sub-division thereof

"Cazenove"                          Cazenove & Co.

"CGT"                               capital gains tax

"City Code" or "the Code"           The City Code on Takeovers and Mergers

"Closing Price"                     the closing Nasdaq market price of Inhale
                                    Shares, as shown on the Bloomberg stock
                                    quotation system

"Companies Act" or "Act"            the Companies Act 1985, as amended

"Directors" or "Board"              the Inhale Directors


"Dollars" or "$"                    United States dollars

"Drag Along Notice"                 the drag along notice issued by the Selling
                                    Shareholders, being a notice issued pursuant
                                    to and in accordance with Article 12.4 of
                                    the Articles

"Enlarged Issued Share Capital"     the issued share capital of Inhale assuming
                                    (i) full acceptance of the Offer, (ii) no
                                    further issue of shares by either Inhale or
                                    Bradford and (iii) no exercise of options
                                    over shares in either Inhale or Bradford

"FDA"                               United States Food and Drug Administration

"Form of Acceptance"                the form of acceptance and authority which
                                    accompanies this document relating to the
                                    Offer

"Form S-3 Registration Statement"   the registration statement on Form S-3
                                    relating to the New Inhale Shares to be
                                    filed by Inhale with the SEC under the US
                                    Securities Act

"Inhale" or the "Company"           Inhale Therapeutic Systems, Inc.

"Inhale Directors"                  the directors of Inhale whose names are set
                                    out in paragraph 2(a) of Appendix IV of this
                                    document

"Inhale Shareholders"               holders of Inhale Shares

"Inhale Shares"                     common stock of US$0.0001 each in the
                                    capital of Inhale

"Inhale Share Option Schemes"       the Employee Stock Purchase Plan, the 2000
                                    Equity Incentive Plan, the 1994 Non-Employee
                                    Directors' Stock Option Plan and the 2000
                                    Non-Officer Equity Incentive Plan

"Inhale Group" or the "Group"       Inhale and its subsidiary and associated
                                    undertakings

"Japan" Japan, its possessions and territories and all areas subject to its jurisdiction and any political sub-division thereof

"KPMG Corporate Finance"            a division of KPMG which is authorised by
                                    the Institute of Chartered Accountants in
                                    England and Wales to carry on investment
                                    business

"Major Shareholders"                collectively, Gwynfor Humphreys, Mazen
                                    Hanna, Peter York and the University of
                                    Bradford

"Nasdaq"                            the Nasdaq National Market tier of the
                                    Nasdaq Stock Market affiliated with the
                                    United States National Association of
                                    Securities Dealers, Inc

 "New Inhale Shareholders"          those Bradford Shareholders who become
                                    Inhale Shareholders by acceptance of New
                                    Inhale Shares pursuant to the terms of the
                                    Offer

"New Inhale Shares"                 the new Inhale Shares to be issued, credited
                                    as fully paid, pursuant to the Offer


"Offer" the recommended offer being made by Cazenove on behalf of Inhale to acquire the Bradford
                                    Shares on and subject to the terms and
                                    conditions set out in this document and the Form of Acceptance

"Optionholders"                     holders of options granted under any of the
                                    Bradford Share Option Schemes

"Overseas Shareholders"             holders of Bradford Shares who are resident
                                    in, or nationals or citizens of, countries
                                    other than the United Kingdom or who are
                                    nominees of or custodians, trustees or
                                    guardians for, residents in, or nationals or
                                    citizens of, countries other than the United
                                    Kingdom

"Panel"                             The Panel on Takeovers and Mergers

"SEC" the Securities and Exchange Commission in the United States

"Selling Shareholders"              collectively, Gwynfor Owen Humphreys, Mazen
                                    Hanna, Peter York, the University of
                                    Bradford and 3i Group plc

"UK"                                the United Kingdom of Great Britain and
                                    Northern Ireland

"US" or "United States"             the United States of America, its
                                    possessions and territories, any state of
                                    the United States and the District of
                                    Columbia and all other areas subject to the
                                    jurisdiction of the United States

"US Person"                         a US person as defined in Regulation S of
                                    the US Securities Act

"US Securities Act"                 the United States Securities Act of 1933, as
                                    amended, and the rules thereunder

"Wider Inhale Group"                Inhale, its subsidiaries and any companies
                                    in which Inhale or any of its subsidiaries
                                    has a direct or indirect interest in 20 per
                                    cent. or more of the voting capital

Amounts denominated in Dollars in this document have been translated into sterling at the rate of L1=$ 1.4789 (the "Exchange Rate").

Unless otherwise stated in this document, references to times are references to Greenwich Mean Time.

                                     PART 1:

             LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF BRADFORD

                          BRADFORD PARTICLE DESIGN PLC


DIRECTORS:                                                                   REGISTERED OFFICE:
Sir C J Benson                 CHAIRMAN                                      69 Listerhills Science Park
Dr G O Humphreys               MANAGING DIRECTOR                             Campus Road
Prof P York                    DEPUTY CHAIRMAN AND CHIEF SCIENTIST           Bradford
Mrs C J Nicholson              FINANCE DIRECTOR                              West Yorkshire
Dr M H Hanna                   PRINCIPAL SCIENTIST                           BD7 1HR
Mr N J Andrew                  NON-EXECUTIVE DIRECTOR
                                                                             Registered Number: 2998064


                                                                             21 December 2000

TO BRADFORD SHAREHOLDERS AND, FOR INFORMATION ONLY, TO PARTICIPANTS IN THE BRADFORD SHARE OPTION SCHEMES

Dear Shareholder,

               RECOMMENDED OFFER FOR BRADFORD PARTICLE DESIGN PLC

1.     INTRODUCTION

The boards of Inhale and Bradford have reached agreement on the terms of a recommended offer to be made by Cazenove, on behalf of Inhale, to acquire the entire issued and to be issued share capital of Bradford. I am writing to explain the background to the Offer and the reasons why your board is unanimously recommending that the Offer should be accepted by Bradford Shareholders.

The formal Offer is set out in the letter from Cazenove on pages 12 to 22 of this document.

2.     SUMMARY TERMS OF THE OFFER

The Offer, which is subject to the conditions and further terms set out in Appendix I to this document, is made on the following basis:

     FOR EACH BRADFORD SHARE        1.8354 NEW INHALE SHARES AND L6.6146 IN CASH

Based on the Closing Price of Inhale Shares on 20 December 2000 (the latest practicable date prior to the publication of this document) and the Exchange Rate, the Offer values each Bradford Share at approximately L66.18, and the whole of the existing issued share capital of Bradford (assuming no exercise of outstanding options under the Bradford Share Option Schemes and no further issue of Bradford Shares) at approximately L135 million.

Because the number of New Inhale Shares to be received under the Offer is fixed, the value of the Offer will vary with changes in the price of Inhale Shares.

You should bear in mind that the sterling value of any investment in the Inhale Shares and of any dividend income from that investment (payable in Dollars and subject to US withholding tax) will be affected by the Dollar to sterling exchange rate.

Other risks associated with Inhale, the holding of Inhale Shares and the Offer are set out in the section "Information regarding Inhale Therapeutic Systems,
Inc.: risk factors" on pages 87 to 93 of this document.

The New Inhale Shares will be issued credited as fully paid, free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests attaching to them and will rank PARI PASSU in all respects with the existing Inhale Shares, including the right to receive and retain all dividends and other distributions declared, made or paid after 20 December 2000. The cash consideration will be paid in sterling by cheque or by electronic funds transfer.

The Bradford Shares which are the subject of the Offer will be acquired by Inhale under the Offer fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests attaching to them and together with all rights now or hereafter attaching to them, including the right to receive and retain all dividends and other distributions declared, made or paid after 20 December 2000.

3.     INHALE

Inhale is a US registered corporation which is developing a deep-lung drug delivery system. Founded in 1990, its shares are listed on Nasdaq. Inhale is developing a number of drug products which utilise its proprietary delivery system in collaboration with pharmaceutical and biotechnology corporate partners. Further information in relation to Inhale is set out in section 5 of the letter from Cazenove, on pages 15 to 16 of this document and financial information on Inhale is included in Appendix II of this document.

4.     BACKGROUND TO AND REASONS FOR RECOMMENDING THE OFFER

In September 2000, Bradford raised L4 million in private equity financing.
The proceeds of this fund-raising were intended to be used to finance the continuing development of its business and to provide a strong capital base. Subsequently, during Bradford's routine contacts with Inhale, the Bradford Directors pursued discussions with Inhale in relation to Inhale making an offer for the Bradford Shares as a possible alternative to the continued pursuit of Bradford's independent development.

The Bradford Directors believe that the Offer from Inhale will enable Bradford to further its main strategic aims, namely:

- the further exploitation of the SEDS-TM- (Solution Enhanced Distribution by Supercritical fluids) technology;

- the development of Bradford's current key product opportunities through to clinical applications in collaboration with industry partners;

-      the scaling-up of its manufacturing process; and

-      the strengthening of its management and personnel resources.

The Bradford Directors believe that the Offer will considerably assist Bradford in seeking to achieve these strategic aims by giving access to additional resources and capabilities, including:

- knowledge sharing - technical synergies should provide an increased range of product opportunities and the complementary skills of both organisations should assist in the transition from pre-clinical laboratory studies to clinical trials;

- continued technical focus - Inhale has confirmed to the Bradford Directors its intention to allow Bradford to continue its focus on the successful exploitation of the SEDS-TM- technology;

- regulatory infrastructure - Inhale has experience, in collaboration with its partners, in developing products through manufacturing and clinical evaluation and this experience will assist Bradford in the development of Bradford's systems and collaborative products;

- geographical synergy - completion of the Offer will provide Inhale with access to Bradford's academic and research facilities and network, particularly in the UK, whilst Inhale's existing operations will provide Bradford with a significant US presence which is of importance to prospective US customers;

- critical mass - the combined resources and scale of Inhale and Bradford acting together will provide a stronger and broader drug delivery capability for larger pharmaceutical customers;

- complementary culture - the two management teams have a similar culture and share a clear vision for the potential of, and the methods of exploiting, Bradford's technology; and

- financial resources - Inhale has substantial cash resources and potential access to the US capital markets.

The Bradford Directors believe that the Offer represents a good opportunity to share the potential benefits arising from the combination of Bradford and Inhale.

The Inhale Directors believe that applications of Bradford's technology outside of the pharmaceutical area should be evaluated and pursued where significant potential value is identified, provided that such exploitation does not detract from the pharmaceutical focus and the effort required is consistent with the potential opportunity.

5.     IRREVOCABLE UNDERTAKINGS

The Bradford Directors have irrevocably undertaken to accept the Offer in respect of their entire beneficial holdings of Bradford Shares, amounting to 1,351,565 Bradford Shares, representing approximately 66.11 per cent. of the current issued share capital of Bradford. These irrevocable undertakings remain binding should a higher competing offer be made by a third party for Bradford.

Inhale has also received further irrevocable undertakings to accept the Offer from other Bradford shareholders in respect of 543,492 Bradford Shares, in aggregate, representing approximately 26.58 per cent. of Bradford's issued share capital. These irrevocable undertakings remain binding should a higher competing offer be made by a third party for Bradford.

Inhale has therefore received irrevocable undertakings to accept the Offer in respect of, 1,895,057 Bradford Shares, representing approximately 92.69 per cent. of the current issued share capital of Bradford.

Details of the irrevocable undertakings appear on pages 73 and 74 of this document.

6.     COMPULSORY ACQUISITION

Under the Articles, if the holders of, in aggregate, not less than 75 per cent. of the Bradford Shares propose to sell their Bradford Shares to a BONA FIDE third party purchaser, those shareholders have the right to require the other Bradford Shareholders to sell their Bradford Shares to that purchaser on the same terms as required by the Articles. The Bradford Directors believe that it is in the interests of Bradford Shareholders for the registration of the New Inhale Shares, as described below, to be completed as quickly as possible once the Offer has been declared unconditional in all respects. In order to assist Inhale to achieve registration of the New Inhale Shares as quickly as possible, the Bradford Directors have asked the Selling Shareholders to exercise their rights under the Articles and, specifically, to serve the Drag Along Notice to compel all of the other Bradford Shareholders to transfer their Bradford Shares to Inhale more quickly than would otherwise be the case if Inhale were to use the statutory compulsory acquisition procedure available to it under the Companies Act 1985. The Selling Shareholders, who collectively hold, in aggregate, 92.69 per cent. of the Bradford Shares, have therefore irrevocably undertaken to accept the Offer and will exercise this right in relation to the Offer so as to require Called Shareholders to sell the Bradford Shares which they respectively hold to Inhale on the terms set out in this document and in the terms of the Form of Acceptance. In this regard, the Called

Shareholders are referred to the Drag Along Notice from the Selling Shareholders which accompanies this document.

Completion of the sale of the Bradford Shares held by the Called Shareholders will occur on the date on which the Offer is declared unconditional in all respects irrespective of whether the Called Shareholders have at that time accepted the Offer.

7.     REGISTRATION

The New Inhale Shares will initially be issued as "restricted securities" under the US Securities Act and will not become freely tradeable until the Form S-3 Registration Statement referred to below becomes effective and the New Inhale Shares are listed on Nasdaq. Until this occurs, the New Inhale Shares will be subject to certain dealing restrictions, including a restriction on any sales within one year of acquisition, and thereafter sales will only be permitted subject to certain conditions. Details of the dealing restrictions are set out on pages 38 to 44 of this document.

Inhale has agreed to use reasonable endeavours to achieve, and intends to seek pursuant to the Form S-3 Registration Statement, the registration of the New Inhale Shares within ninety days of the filing of the Form S-3 Registration Statement with the SEC.

Once the Form S-3 Registration Statement has become effective, the New Inhale Shares will be freely tradeable for so long as the S-3 Registration Statement is not subsequently suspended. Bradford Shareholders (other than 3i Group plc ("3i")) who wish to sell under the Form S-3 Registration Statement are required to give Inhale not less than three days advance notice of any proposed sale of the New Inhale Shares to ensure that the S-3 Registration Statement has not or is not likely to be suspended. The S-3 Registration Statement may be suspended if Inhale determines, in good faith, that it is in the best interest of Inhale and its shareholders to defer disclosure of non-public information until such information has reached a more advanced state. During a period of suspension sales under the Form S-3 Registration Statement in the New Inhale Shares will be suspended. After two years the potential constraints on tradeability imposed by the Form S-3 Registration Statement referred to above cease to apply. Bradford Shareholders are referred to paragraph 2 of the letter from Cazenove and, in particular, paragraphs (q) to (u) in Part C of Appendix 1 of this document which include certain warranties and indemnities to be given by Bradford Shareholders as a result of the registration of the New Inhale Shares.

8.     BRADFORD SHARE OPTION SCHEMES

The Offer extends to any Bradford Shares unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier date as Inhale may, subject to the City Code, decide) including those so unconditionally allotted or issued pursuant to the exercise of options under the Bradford Share Option Schemes.

HOLDERS OF OPTIONS IN RESPECT OF BRADFORD SHARES SHOULD CONSIDER CAREFULLY, IF THEIR OPTIONS ARE, OR BECOME, EXERCISABLE WHETHER TO EXERCISE THOSE OPTIONS IN ORDER TO BE ABLE TO ACCEPT THE OFFER. OPTIONHOLDERS WILL BE SENT INFORMATION IN RELATION TO THE CONSEQUENCES OF EXERCISING THEIR OPTIONS AND OF ACCEPTING THE OFFER IN DUE COURSE. THE BOARD OF BRADFORD RECOMMENDS THAT OPTIONHOLDERS SHOULD CAREFULLY READ AND CONSIDER THIS INFORMATION BEFORE EXERCISING THEIR OPTIONS.

If the Offer becomes or is declared unconditional in all respects, Inhale intends to make appropriate proposals to Optionholders in due course.

9.     MANAGEMENT AND EMPLOYEES OF BRADFORD

The board of Inhale has confirmed that the existing employment rights, including pension rights, of the management and employees of Bradford will be fully safeguarded.

Following completion of the Offer, Inhale has informed the board of Bradford that it intends to extend the opportunity to participate in employee incentive arrangements, similar to those presently enjoyed by Inhale employees, to current and future employees of Bradford.

Following the Offer being declared unconditional in all respects, Inhale intends to review the composition of the board of directors of Bradford.

10.    TAXATION

Your attention is drawn to the paragraph headed "United Kingdom taxation" in the letter from Cazenove set out on pages 17 to 19 of this document. Any Bradford Shareholder who has any doubt about his own tax position or who is subject to taxation in any jurisdiction, other than the UK, is strongly recommended to consult an independent professional adviser immediately.

11.    ACTION TO BE TAKEN

Your attention is drawn to the letter from Cazenove, the Appendices to this document and to the Form of Acceptance which set out the terms of the Offer and the procedure for its acceptance.

IN ORDER TO ACCEPT THE OFFER, YOU SHOULD COMPLETE AND RETURN THE ENCLOSED FORM OF ACCEPTANCE IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT, SO AS TO BE RECEIVED BY LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX, BN99 6DA AS SOON AS POSSIBLE, BUT IN ANY EVENT NOT LATER THAN 3.00 P.M. ON 11 JANUARY 2001. A reply-paid envelope is enclosed for your use if you are posting your documents in the United Kingdom.

IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURE FOR THE ACCEPTANCE OF THE OFFER, OR IF YOU REQUIRE ASSISTANCE WITH COMPLETION OF THE FORM OF ACCEPTANCE, PLEASE CONTACT LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX, BN99 6DA (TEL: 0870 600 2027).

12.    CONCLUSION

The Bradford Directors, who have been so advised by KPMG Corporate Finance, consider that the terms of the Offer are fair and reasonable so far as the Bradford Shareholders are concerned. In providing advice to the Bradford Directors, KPMG Corporate Finance has taken into account the Bradford Directors' commercial assessments.

13.    RECOMMENDATION

Your directors unanimously recommend shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings amounting to 1,351,565 Bradford Shares, representing approximately 66.11 per cent. of the current issued share capital of Bradford.

As with any investment in shares of a company involved in developing innovative technologies, including Bradford, acceptance of the Offer and the acquisition of New Inhale Shares involves a high degree of risk. Bradford Shareholders should note that the New Inhale Shares will only be freely tradeable after the Form S-3 Registration Statement becomes effective. Even after the Form S-3 Registration Statement has become effective it is possible that certain restrictions on the sale of New Inhale Shares may be imposed including, for example, if the registration of Inhale Shares is suspended.

Bradford Shareholders should also note that the New Inhale Shares may well be volatile and their sterling value will be subject to any currency movements. Bradford Shareholders should have regard to the factors referred to in "Information regarding Inhale: Risk Factors" on pages 87 to 94 of this document when making investment decisions with respect to Inhale Shares.

                                Yours faithfully

                            Sir Christopher J Benson

                                    Chairman

                                     PART 2

                                     [LOGO]


                                                              12 Tokenhouse Yard
                                                                 London EC2R 7AN
                                                                21 December 2000

TO BRADFORD SHAREHOLDERS AND, FOR INFORMATION ONLY, TO PARTICIPANTS IN THE BRADFORD SHARE OPTION SCHEMES

Dear Sir or Madam,

                         RECOMMENDED OFFER FOR BRADFORD

1.     INTRODUCTION

The boards of Inhale and of Bradford have reached agreement on the terms of a recommended offer to be made by Cazenove, on behalf of Inhale, to acquire the entire issued and to be issued share capital of Bradford. This document contains the formal offer by Cazenove, on behalf of Inhale, and also contains certain other information in relation to Inhale and to Bradford.

A Form of Acceptance and a reply-paid envelope to be used for the purpose of accepting the Offer are also enclosed.

Your attention is also drawn to the letter from the Chairman of Bradford on page 7 of this document which explains why the Bradford Directors consider that the terms of the Offer are fair and reasonable and why they are unanimously recommending Bradford Shareholders to accept the Offer.

The directors of Bradford have irrevocably undertaken to accept the Offer in respect of their entire beneficial holdings of Bradford Shares, amounting to 1,351,565 Bradford Shares, representing approximately 66.11 per cent. of the current issued share capital of Bradford. These undertakings remain binding should a higher competing offer be made by a third party for Bradford.

Inhale has also received further irrevocable undertakings to accept the Offer from other Bradford Shareholders in respect of 543,492 Bradford Shares, representing approximately 26.58 per cent. of the current issued share capital of Bradford. These undertakings remain binding should a higher competing offer be made by a third party for Bradford.

Inhale has therefore received irrevocable undertakings to accept the Offer in respect of 1,895,057 Bradford Shares, representing approximately 92.69 per cent. of the current issued share capital of Bradford.

Details of the irrevocable undertakings appear on pages 73 and 74 of this document.

2.     THE OFFER

On behalf of Inhale, we hereby offer to acquire, on the terms and subject to the conditions set out or referred to in this document and in the Form of Acceptance, all of the issued and to be issued share capital of Bradford on the following basis:

     FOR EACH BRADFORD SHARE       1.8354 NEW INHALE SHARES AND L6.6146 IN CASH

and so in proportion for any other number of Bradford Shares held.

Based on the Closing Price of Inhale Shares on 20 December 2000 (the latest practicable date prior to the publication of this document) and on the Illustrative Exchange Rate, the Offer values each Bradford Share at approximately L66.18, and the whole of the issued share capital of Bradford (assuming no exercise of outstanding options under the Bradford Share Option Schemes and no further issue of Bradford Shares) at approximately
L135 million.

Fractions of New Inhale Shares will not be allotted to Bradford Shareholders.

The financial effects of acceptance of the Offer and the bases of these calculations are set out in paragraph 3 below.

Full acceptance of the Offer by Bradford Shareholders (assuming no further issue of shares by Bradford and no exercise of options under the Bradford Share Option Schemes) would result in the issue of approximately 3,752,406 New Inhale Shares (representing approximately 7.3 per cent. of the Enlarged Issued Share Capital).

In order to provide liquidity to the Bradford Shareholders wishing to sell their New Inhale Shares issued pursuant to the Offer, application will be made by Inhale for the New Inhale Shares to be admitted to listing on Nasdaq in the United States by the filing of a Nasdaq Shares Market Notification Form for Listing of Additional Shares. Inhale Shares are listed on Nasdaq under the symbol "INHL". It is expected that the listing will be effective on the first trading day following the day on which the Form S-3 Registration Statement becomes effective. The New Inhale Shares will initially be issued as "restricted securities" under the US Securities Act and will become freely tradeable when the Form S-3 Registration Statement becomes effective, save where a Bradford Shareholder has entered into an agreement with Inhale to restrict the transfer of New Inhale Shares or otherwise as required by legislation.

Inhale will, at its expense, file the Form S-3 Registration Statement with the SEC not later than 14 days after the later of the date on which the Offer is declared unconditional in all respects and the date upon which Bradford provides Inhale (or its advisers) with the necessary financial and other information required to file the Form S-3 Registration Statement in respect of Bradford to enable it to prepare the relevant financial statements therefor. The Form S-3 Registration Statement will cover re-sales of the New Inhale Shares by the New Inhale Shareholders, subject to the New Inhale Shareholder providing sufficient information to Inhale to enable Inhale to include that shareholder's New Inhale Shares in the Form S-3 Registration Statement or any amendment or supplement thereto. Inhale will use its reasonable endeavours to cause the Form S-3 Registration Statement to become effective as soon as is practicable, but in any event within ninety days after the date on which the Form S-3 Registration Statement is filed with the SEC.

Inhale will keep the Form S-3 Registration Statement effective for two years following the date on which it first becomes effective and will supply a copy of the prospectus contained within the Form S-3 Registration Statement to each Bradford Shareholder. Thereafter, it is anticipated that Bradford Shareholders would be able to sell their New Inhale Shares pursuant to the exemptions from registration contained in the US Securities Act. Further details regarding the Form S-3 Registration Statement are set out in Part C of Appendix I on pages 38 to 44 of this document. However, the above is a general guide only and holders of New Inhale Shares should consult their own independent professional adviser in relation to the sale of New Inhale Shares.

The Major Shareholders and Inhale have entered into a lock-up agreement whereby such shareholders agree to accept certain restrictions on the disposal of the New Inhale Shares they receive pursuant to the Offer. The lock up agreement provides that the Major Shareholders may not collectively sell or otherwise transfer more than 25 per cent. of their New Inhale Shares in any ninety-day period during the period of one year after the first date of settlement of the consideration to be paid by Inhale to any Major Shareholder after the Offer is declared unconditional in all respects. Details of this agreement are set out on page 82 of Appendix IV of this document.

The New Inhale Shares will be issued credited as fully paid, free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests attaching to them and will rank PARI PASSU in all respects with the existing Inhale Shares, including the right to receive and retain all dividends and other distributions declared, made or paid after 20 December 2000. Full details of the rights attaching to Inhale Shares are set out on pages 81 to 84 of this document.

The Bradford Shares which are the subject of the Offer will be acquired by Inhale under the Offer fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests attaching to them and together with all rights now or hereafter attaching to them, including the right to receive and retain all dividends and other distributions declared, made or paid after 20 December 2000.

The Offer is subject to the conditions and certain further terms set out in Appendix I to this document and in the Form of Acceptance. The provisions relating to acceptance and settlement are set out on pages 19 to 22 of this document and in the Form of Acceptance.

TO ACCEPT THE OFFER, YOU SHOULD RETURN THE FORM OF ACCEPTANCE, TOGETHER WITH ALL OTHER REQUISITE DOCUMENTS, AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO BE RECEIVED BY LLOYDS TSB REGISTRARS, THE CAUSEWAY, WORTHING, WEST SUSSEX BN99 6DA NOT LATER THAN 3.00 P.M. ON 11 JANUARY 2001. THE PROCEDURE FOR ACCEPTANCE OF THE OFFER IS SET OUT IN PARAGRAPH 12 BELOW, IN SECTION C OF APPENDIX I TO THIS DOCUMENT AND IN THE FORM OF ACCEPTANCE.

3.     FINANCIAL EFFECTS OF ACCEPTANCE

The following tables show, for illustrative purposes only and on the bases and assumptions set out in the notes below, the financial effects of acceptance on capital value and gross income for a holder of 1 Bradford Share, if the Offer becomes or is declared unconditional in all respects:


(a)    INCREASE IN CAPITAL VALUE

                                                 Notes

       Cash consideration                                L6.61 ($9.78)

       Market value of 1.8354 New                (i)     L59.57 ($88.10)
       Inhale Shares.                                    -------

       Total value                                       L66.18 ($97.88)
       September 2000 subscription value         (ii)    L17.70 ($26.18)
       of 1 Bradford Share                               -------

       Increase in capital value                         L48.48 ($71.70)
                                                         --------

       This represents an increase of                    274 %
                                                         --------

(b)    INCREASE IN INCOME

                                                 Notes

       Gross income from cash consideration      (iii)   L0.31 ($0.46)

       Gross dividend income from 1.8354 New     (iv)    Nil



       Inhale Shares                                    --------

       Total gross income                               L0.31 ($0.46)

       Gross dividend income from 1 Bradford     (v)    Nil
       Share                                            --------

       Increase in gross income                  (vi)   L0.31 ($0.46)

      NOTES

      (i) The market value of New Inhale Shares is based on the closing price of Inhale Shares on 20 December 2000, the last dealing day prior to the date of this document.

      (ii) The subscription value of Bradford Shares is based on the price of L17.70 per share payable by subscribers under the offer for subscription made by Bradford in September 2000. As Bradford Shares are not quoted on any exchange and there is effectively no market in the shares, this comparison is illustrative only and is not necessarily representative of the current market value of Bradford Shares.

      (iii) The income on the cash consideration has been calculated on the assumption that the cash is re-invested to yield approximately
              4.71 per cent. gross per annum, being the given yield shown by the FTSE Actuaries Government Securities yield indices for British Government securities of maturities of 15 years on 20 December 2000.

      (iv)    Inhale has not, historically, paid dividends.

      (v)     Bradford has not, historically, paid dividends.

      (vi)    No account has been taken of any liability to taxation.

4.     BACKGROUND TO AND REASONS FOR THE OFFER

Inhale has a long term-goal of becoming the leading company focused on drug delivery. Inhale intends to achieve this goal by continuing to focus on pulmonary delivery of macromolecules while at the same time exploiting its core strengths in inhalation, small and macromolecule formulations, and powder technologies to enter large, non-commodity markets. Inhale intends to do this by developing or acquiring platform technologies.

The acquisition of Bradford will expand Inhale's technology beyond inhalation to oral, injectable and other delivery applications while at the same time strengthening its inhalation and powder technology base. It also broadens its corporate partnerships.

Bradford is a leader in the field of supercritical fluid processing technology for producing pharmaceutical powders. SEDS-TM- allows the controlled formation of particles of a pure and consistent nature in a one-step manufacturing process. This process can be applied to small molecules, peptides and proteins for oral, injectable, inhalation and other delivery methods.

The advantages of SEDS-TM- over other alternative methods of particle production may include better performance, (in terms of stability, dispensability and bioavailability), faster and lower risk formulation development and reduced cost.

Bradford is currently working with 15 major pharmaceutical companies (including Glaxo Wellcome, AstraZeneca and Bristol-Myers Squibb) on 24 different compounds.

The Inhale Directors believe that applications of Bradford's technology outside of the pharmaceutical area should be evaluated and pursued where significant potential value is identified, provided that such exploitation does not detract from the pharmaceutical focus and the effort required is consistent with the potential opportunity.

Inhale does not expect the acquisition of Bradford to have a significant impact on Inhale's timescale to profitability.

5.     INFORMATION ON THE INHALE GROUP

Inhale is a US biotechnology company. Inhale is pioneering drug delivery systems to deliver a range of inhaleable drugs, including peptides, proteins and small molecules, to the deep lung for treatment of systemic and respiratory diseases. Inhale's Inhance-TM- drug delivery platform combines innovations in powder technology and inhaling devices to enable efficient and reproducible delivery of inhaled drugs. Inhale has development partnerships with several major pharmaceutical and biotechnology companies, including Pfizer Inc., Aventis Behring U.S., a division of Aventis S.A., Biogen Inc. and Eli Lilly & Company. Inhale's most advanced programme is inhaled insulin, sponsored by Pfizer, which is in Phase III human clinical trials. Inhale also has early stage feasibility and research collaborations with several other companies and has tested eight drugs in human clinical trials.

Currently there are approximately 35 macromolecule drugs marketed in the United States and about 120 other such drugs in human clinical trials. Sales of the top 15 genetically engineered protein drugs (a subset of macromolecule drugs) were estimated at $15.6 billion worldwide in 1999. Most of these drugs are currently delivered by injection. Injections are undesirable for numerous reasons including patient discomfort, inconvenience and risk of infection. Poor patient acceptance of, and compliance with, injectable therapies can lead to increased incidence of medical complications and higher disease management costs. Alternatives to injection such as oral, transdermal and nasal delivery have to date been shown generally to be commercially unattractive due to low natural bioavailability - the amount of drug absorbed from the delivery site into the bloodstream relative to injection. As an alternative to the invasiveness of injection Inhale believes that a deep lung inhalation delivery system could expand the market for macromolecule drug therapies by increasing patient acceptance and improving compliance and may enable new therapeutic uses of certain macromolecule drugs.

Inhale is creating a proprietary technology platform integrating customised formulation, dry powder processing and packaging with proprietary inhalation to enable efficient, reproducible delivery of macromolecule drugs for systemic and local lung indications. For specific drug products, Inhale formulates and processes bulk drugs supplied by collaborative partners into dry powders which are packaged into individual dosing units referred to as blisters. The blisters are designed to be loaded into Inhale's device, which patients then activate to inhale the aerosolized drugs. Inhale has developed an inhalation device that is being used several times per day for several months in outpatient trials for insulin. In addition, Inhale has demonstrated room temperature stability for a year or more for a number of macromolecule drugs, and has scaled-up Inhale's powder processing and packaging for late stage clinical trials and small scale commercial production for certain drugs.

In addition to Pfizer's sponsorship of Inhale's inhaleable insulin program, Inhale has active pulmonary delivery development programs with Biogen for AVONEX-Registered Trademark-, an interferon beta drug used in the treatment of Multiple Sclerosis, Aventis Behring for an alpha-1 antitryspin proteinase inhibitor being used for treatment of genetic emphysema; and Lilly for Forte-TM-, parathyroid hormone, or PRH 1-34 being developed for the treatment of osteoporosis. These and other ongoing projects in various stages of research, formulation and clinical development have been selected as focus programs by Inhale because it believes its approach may have significant advantages over current therapies. Inhale generally seeks to commercialise products which it develops with a collaborative partner and believes that its partnering strategy should enable it to reduce the investment required to develop a large and diversified potential product portfolio.

On 6 September 2000, Inhale announced its re-initiation with Eli Lilly and Company ("Lilly") of the development and Licence Agreement of an inhaled formulation of Forteo-TM- recombinant parathyroid hormone (PTH). On this same date, Inhale also announced that Lilly had decided to discontinue work on an unspecified inhaleable protein product that was in pre-clinical development with Inhale.

Inhale is listed on Nasdaq in the United States. Based on the Closing Price of $48.00 (L32.46) the market capitalisation of Inhale on 20 December 2000
(the latest practicable date prior to the issue of this document) was approximately $2.36 billion (L1.56 billion).

For the nine months ended 30 September 2000, Inhale reported consolidated turnover of $38.5 million (L26.0 million) (1999: $28.3 million
(L19.1 million)) and a consolidated net loss for the period of $57.8 million (L39.1 million loss) (1999: $18.3 million loss (L12.4 million loss)). As at 30 September 2000, Inhale had consolidated net assets of $154.2 million (L104.3 million) (1999: $99.1 million (L67.0 million)). For the year ended 31 December 1999, Inhale reported consolidated turnover of $41.4 million (L28.0 million) (1998: $21.8 million)
(L14.7 million) and a consolidated net loss for the period of $38.4 million (L26.0 million) (1998: $18.4 million loss) (L12.4 million loss)). As at 31 December 1999, Inhale had consolidated net assets of $86.6 million (L58.6 million) (1998: $115.9 million (L78.4 million)).

Further financial information on Inhale is included in Appendix II to this document.

6.     INFORMATION ON BRADFORD

The company was formed in December 1994 by the University of Bradford and three of the Bradford Directors, Professor Peter York, Dr Gwyn Humphreys and Dr Mazen Hanna, to exploit SEDS-TM- technology. Patented technology based on SEDS-TM-arose from work funded by Glaxo Research and Development Limited, part of Glaxo Wellcome.

SEDS-TM- uses the medium of supercritical fluid to enable the controlled formation of particles directly from solution. The pharmaceutical industry currently produces most solid-form dry fine powders by the multi-stage process of solvent crystallisation, filtration, drying and milling. SEDS-TM- was developed with the aim of overcoming many of the problems inherent in this process by producing superior particles in a single step. The Bradford Directors believe that this technique should ensure a better, more consistent end-product with less wastage and a longer shelf life.

Initial patent applications in respect of SEDS-TM- were filed by the University of Bradford and Glaxo Group Limited in 1993 and 1994. Bradford commenced trading in April 1995 and was granted exclusive licences by the University of Bradford in respect of the initial patent applications which were assigned to Bradford in 1998.

As at 20 December 2000, 15 collaboration and feasibility study agreements are in place, most with major pharmaceutical companies, as well as one "technology co-operation" agreement. Bradford's strategy is to gain an in-depth knowledge of the SEDS-TM- technology and its possible applications while seeking to scale-up the technology for commercial use. Through the strategic arrangements with pharmaceutical companies, its own research and development and its close relationship with the University of Bradford, Bradford has been able to develop the SEDS-TM- technology further, resulting in Bradford applying for additional patents.

For the year ended 31 May 2000 Bradford reported turnover of L615,420 (year ended 31 May 1999 - L1,305,780) giving a loss after tax of L1,130,154 (year ended 31 May 1999 - profit of L71,871). Net assets as at 31 May 2000 were L374,582 (31 May 1999 - L333,994).

Further financial information on Bradford is included in Appendix III to this document.

7.     CURRENT TRADING AND PROSPECTS

INHALE

Inhale continues to invest heavily in its growth. For the nine months ended 30 September 2000 there was significant investment in the scale-up of technologies for current partnered projects, the continuing development of Inhale's global manufacturing capabilities in order to support Phase III inhaleable insulin clinical trials and commercial production. Investment was also increased in internally funded research and development projects for next-generation products. Inhale expects research, development and process development spending to increase over the next few years as Inhale continues to expand its development efforts under collaborative agreements and scales up its commercial manufacturing facility.

BRADFORD

Since the end of the most recent financial year ended 31 May 2000 the trading of Bradford has continued in line with management's previous expectations. In particular, a very significant development contract has been entered into with a major overseas pharmaceutical company and significant upfront payments have already been received. A further private equity financing of L4 million was completed in September 2000.

8.     UNITED KINGDOM TAXATION

The following paragraphs, which are intended as a general guide only, are based on current legislation and Inland Revenue practice. They summarise certain limited aspects of the United Kingdom taxation treatment of Bradford Shareholders who accept the Offer. The information relates only to the position of Bradford Shareholders who hold their Bradford Shares as investments, are the absolute beneficial owners of their Bradford Shares and (except to the extent that express reference to the position of persons resident outside the United Kingdom is made) are resident or ordinarily resident in the United Kingdom for tax purposes. It may not apply to certain classes of shareholder.

IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION OR IF YOU ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, YOU SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER WITHOUT DELAY.

       (a)    TAXATION OF CAPITAL GAINS

              Liability to United Kingdom taxation on capital gains ("CGT") will depend on the individual circumstances of Bradford Shareholders. Bradford Shareholders should note that clearance has been sought from the Inland Revenue under the provisions of Section 707 Income and Corporation Taxes Act 1988 and under the provisions of Section 138 Taxation of Chargeable Gains Act 1992 in respect of the Offer. The Offer is not conditional on these clearances being obtained.

                     (i)    CASH

                            To the extent that a Bradford Shareholder receives cash under the Offer, this will constitute a part disposal of his Bradford Shares for CGT purposes. This means that only a proportion of the original cost to the Bradford Shareholder of acquiring the Bradford Shares can be taken into account in calculating the gain on the part disposal. This may, depending on the Bradford Shareholder's individual circumstances, give rise to a liability to CGT.

                     (ii)   INHALE SHARES

                            Any Bradford Shareholder who (either alone or together with persons connected with him) does not hold more than 5 per cent. of, or of any class of, shares in Bradford will be treated as not having made a disposal of his Bradford Shares for CGT purposes to the extent that he receives Inhale Shares in exchange for his Bradford Shares. The New Inhale Shares will be treated as the same asset as the Bradford Shares, acquired by the Bradford Shareholder at the same time and for the same consideration as the Bradford Shares were acquired. A Bradford Shareholder who is resident or ordinarily resident in the UK will be subject to tax on chargeable gains arising on the disposal of Inhale Shares. Any chargeable gain or allowable loss which arises on a disposal by the Bradford Shareholder of the New Inhale Shares will be calculated taking into account the original cost to the Bradford Shareholder of acquiring the Bradford Shares for which the New Inhale Shares were received in exchange. Indexation allowance will be available on that cost (when calculating a chargeable gain but not an allowable loss) in respect of the period of ownership of the Bradford Shares up to April 1998. Thereafter, taper relief may be available to reduce any chargeable gain.

                            If clearance under Section 138 Taxation of
                            Chargeable Gains Act 1992 is granted, the same treatment will apply to the other Bradford Shareholders.

       (b)    ENTERPRISE INVESTMENT SCHEME

              Bradford will cease to be a qualifying company for enterprise investment scheme ("EIS") purposes as a result of the Offer. All of the reliefs attaching to Bradford Shares issued under the EIS will be withdrawn and any benefits of income tax relief or CGT deferral relief already obtained as a result of the EIS by certain Bradford Shareholders will be clawed-back by the Inland Revenue. Interest will run on the clawback of the income tax relief from the date that the Offer becomes unconditional in all respects.

              Where income tax is clawed-back by the Inland Revenue, the CGT treatment outlined in paragraph (a) above will apply.

       (c)    STAMP DUTY AND STAMP DUTY RESERVE TAX

              No stamp duty or stamp duty reserve tax will be payable by Bradford Shareholders as a result of accepting the Offer.

       (d)    SHARE OPTIONS

              Special tax provisions may apply to Bradford Shareholders who have acquired or acquire their Bradford Shares by exercising options under the Bradford Share Option Schemes, including provisions imposing a charge to UK income tax on the exercise of options.

       (e)    TAXATION OF DIVIDENDS ON THE INHALE SHARES

              (i)    WITHHOLDING TAX

                     The US / UK Double Taxation Convention restricts withholding tax on dividends paid by Inhale to UK resident individuals and corporates controlling, directly or indirectly, less than 10 per cent. of the voting Shares of Inhale to a maximum of 15 per cent. of the gross dividend paid. A claim for tax to be withheld at the reduced treaty rate must be made on Internal Revenue Service Form 1001 (Ownership, Exemption or Reduced Rate Certificate) by the Inhale Shareholder receiving the dividend in order for the reduced rate to apply.

              (ii)   TAXATION OF DIVIDENDS RECEIVED

                     An individual holder of Inhale Shares who is resident in the United Kingdom and receives a dividend from Inhale will be liable to United Kingdom income tax ("income tax") calculated on the gross dividend paid. A tax credit in respect of any US tax withheld on such dividend will be available to offset the liability to income tax of such a holder of Inhale Shares in respect of the dividend. Such a holder of Inhale Shares whose income is within the starting rate or basic rate tax bands will be subject to income tax on the gross dividend at the rate of 10 per cent. less any tax credit in respect of US withholding tax. The higher rate of income tax in respect of dividend income is 32.5 per cent. so that a holder of Inhale Shares whose income is subject to higher rate income tax will be subject to income tax on the gross dividend at the rate of 32.5 per cent. less any tax credit in respect of US withholding tax. Special rules apply to individuals not domiciled in the United Kingdom.

                     A corporate holder of New Inhale Shares which is resident in the United Kingdom and which receives a dividend from Inhale will be liable to United Kingdom corporation tax on income calculated on the gross dividend paid. A tax credit in respect of any US tax withheld on such dividend will be available to offset the liability to income tax of such a holder of Inhale Shares in respect of the dividend.

       (f)    INHERITANCE TAX

              Where an individual who is neither domiciled nor deemed to be domiciled in the United Kingdom holds New Inhale Shares, he will not be subject to United Kingdom inheritance tax ("inheritance tax") on the value of the Inhale Shares. Where an individual who is either domiciled or deemed to be domiciled in the United Kingdom holds New Inhale Shares, the value of the New Inhale Shares will form part of that individual's estate for inheritance tax purposes and there may be a liability to inheritance tax on the death of, or on a gift or disposal at an undervalue of the New Inhale Shares by, that individual.

9.     PROCEDURE FOR ACCEPTANCE OF THE OFFER

       This section should be read together with the notes on the Form of Acceptance. The instructions on the Form of Acceptance are deemed to be part of the terms of the Offer.

       (a)    COMPLETION OF THE FORM OF ACCEPTANCE

              To accept the Offer, you must complete Boxes 1 and 3 and, if appropriate, Box 4 and/or Box 5 of the Form of Acceptance. In all cases, you must sign Box 2 of the Form of Acceptance in the presence of a witness who should also sign, in accordance with the instructions printed thereon.

       (b)    TO ACCEPT THE OFFER IN RESPECT OF FEWER THAN ALL YOUR BRADFORD
              SHARES

              To accept the Offer in respect of fewer than all your Bradford Shares you must insert in Box 1 on the Form of Acceptance such lesser number of Bradford Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. Your attention is drawn, however, to the paragraph headed "Compulsory acquisition" in the letter from the Chairman of Bradford set out on pages 7 to 11 of this document. You should then follow the procedure set out in paragraph (a) above in respect of such lesser number of Bradford Shares. If you do not insert a number in Box 1, or if you insert a number greater than your registered holding of Bradford Shares, you will be deemed to have accepted the Offer in respect of your entire holding of Bradford Shares.

       (c)    RETURN OF THE FORM OF ACCEPTANCE

              To accept the Offer, the completed and signed Form of Acceptance must be returned, either by post or (during normal business hours) by hand to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA as soon as possible, BUT IN ANY EVENT SO AS TO BE RECEIVED NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 11 JANUARY 2001. The completed Form of Acceptance should be accompanied by the share certificate(s) for your Bradford Shares and/or other document(s) of title. A reply-paid envelope (valid for posting only in the UK) is enclosed for your convenience. No acknowledgement of receipt of documents will be given.

              Any Form of Acceptance received in an envelope postmarked in the United States, Canada, Australia or Japan or otherwise appearing to Inhale or to any of its agents to have been sent from any of those countries will not constitute a valid acceptance of the Offer.

              For further information for overseas shareholders, see paragraph
              (f) below and paragraph 6 of Part B of Appendix I of this document.

       (d)    SHARE CERTIFICATES NOT READILY AVAILABLE OR LOST

              If your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated above SO AS TO ARRIVE NOT LATER THAN 3.00 P.M. ON
              11 JANUARY 2001, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as they become available. No acknowledgement of receipt of documents will be given. In the case of lost certificates, you should then write as soon as possible to Walker Morris, reference IMG, Kings Court, 12 King Street, Leeds LS1 2HL, requesting a letter of indemnity for lost share certificate(s) and/or other document(s) of title, which, when completed in accordance with the instructions given, should be returned to Lloyds TSB Registrars at the address stated above.

       (e)    VALIDITY OF ACCEPTANCES

              Without prejudice to Parts B and C of Appendix I of this document, Inhale and Cazenove each reserve the right, subject to the terms of the Offer and the City Code, to treat as valid in whole or part any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title. In that event, the consideration payable in respect of such acceptances under the Offer will not be paid or issued (as the case may be) until after the relevant acceptance has been perfected and the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Inhale have been received.

       (f)    OVERSEAS SHAREHOLDERS

              The attention of Bradford Shareholders who are citizens or residents of jurisdictions outside the UK is drawn to paragraph 6 of Part B and paragraph 1(b) of Part C of Appendix I of this document and to the relevant provisions of the Form of Acceptance. The Offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means of instrumentality (including, without limitation, telephonically or electronically) or interstate or foreign commerce of or any facilities of a national securities exchange of the United States, Canada, Australia or Japan. Subject to paragraph 6 of Part B of Appendix I this document, any accepting Bradford Shareholder who is unable to give the warranties set out in paragraph 1(b) of Part C of Appendix I of this document will be deemed not to have validly accepted the Offer.

              THE AVAILABILITY OF THE OFFER TO PERSONS NOT RESIDENT IN THE UK MAY BE AFFECTED BY LAWS OF THE RELEVANT JURISDICTIONS. OVERSEAS SHAREHOLDERS SHOULD INFORM THEMSELVES OF, AND OBSERVE, ANY APPLICABLE LEGAL OR REGULATORY REQUIREMENTS. IF YOU ARE IN ANY DOUBT ABOUT YOUR POSITION, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER IN THE RELEVANT TERRITORY WITHOUT DELAY.

       (g)    GENERAL

              If you are in any doubt as to the procedure for acceptance, please contact Lloyds TSB Registrars on 0870 600 2027.

10.    SETTLEMENT

       Subject to the Offer becoming or being declared unconditional in all respects, and provided that the Form of Acceptance, share certificate(s) and/or other document(s) of title are in order, (except as provided in paragraph 6 of Part B of Appendix I of this document in the case of certain Overseas Shareholders) settlement of the consideration will be effected:

       (i) in the case of acceptances of the Offer received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; and

       (ii) in the case of Bradford Shares held by the Called Shareholders acquired by Inhale on the date on which the Offer becomes or is declared unconditional in all respects pursuant to the Drag Along Notice, within 14 days of such date; and

       in each case, in the following manner.

       Cheques for any cash consideration due will be despatched (but not into the United States, Canada, Australia or Japan) by first class post (or by such other method as may be approved by the Panel). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank or by an electronic funds transfer.

       In relation to New Inhale Shares to be issued in certificated form pursuant to the Offer, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such New Inhale Shares by Inhale's transfer agent. The New Inhale Shares will initially be issued as "restricted securities" under the US Securities Act and will become freely tradeable when the Form S-3 Registration Statement becomes effective and the New Inhale Shares are listed on Nasdaq.

       If the Offer lapses or is not declared unconditional in all respects, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first named holder at his registered address outside the United States, Canada, Australia or Japan.

       All mandates and other instructions in force relating to holdings of Bradford Shares will, unless and until revoked, continue to remain in force in relation to payment and notices by Inhale in respect of New Inhale Shares. All documents and remittances sent out by or from Bradford Shareholders or their appointed agents will be sent at their own risk.

11.    ACTION TO BE TAKEN

       YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE FORM OF ACCEPTANCE IN THE REPLY-PAID ENVELOPE ENCLOSED AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY POST OR (DURING NORMAL BUSINESS HOURS) BY HAND NO LATER THAN 3.00 P.M. (LONDON TIME) ON 11 JANUARY 2001 BY LLOYDS TSB REGISTRARS AT THE CAUSEWAY, WOTHING, WEST SUSSEX BN99 6DA.

12.    FURTHER INFORMATION

       Your attention is drawn to further information contained in the appendices to this document.

                                Yours faithfully,

                                /s/ Cazenove & Co.

                                   APPENDIX I

                    CONDITIONS AND FURTHER TERMS OF THE OFFER

PART A - CONDITIONS OF THE OFFER

The Offer complies with the applicable rules and regulations of the City Code, is governed by English law and is subject to the jurisdiction of the courts of England and to the terms and conditions set out below, and in the Form of Acceptance.

The Offer is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on 11 January 2001 (or such later time(s) and/or date(s) as Inhale may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Inhale may decide) in nominal value of the Bradford Shares to which the Offer relates, provided that this condition will not be satisfied unless Inhale or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire (pursuant to the Offer or otherwise) Bradford Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Bradford including for this purpose (except to the extent otherwise agreed with the Panel) any such voting rights attaching to any Bradford Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances and whether pursuant to any outstanding subscription or conversion rights or options or otherwise.

       For the purposes of this condition: (i) Bradford Shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Bradford; and (ii) the expression "Bradford Shares to which the Offer relates" means (a) Bradford Shares unconditionally allotted or issued on or before the date of this document, and (b) Bradford Shares unconditionally allotted or issued after the date this Offer is made but before the time at which the Offer ceases to be open for acceptance (or such earlier date, not being earlier than the date upon which the Offer becomes unconditional as to acceptances, or if later, 11 January 2001, as Inhale may, subject to the City Code, decide) but excluding any Bradford Shares which, on the date the Offer is made, are held or (otherwise than under a contract as is described in Section 428(5) Companies Act 1985) contracted to be acquired by Inhale and/or its associates (within the meaning of Section 430E Companies Act 1985);

(b) no relevant authority having withdrawn or refused to renew, or threatened to withdraw or to refuse to renew, any licence or permission or having instituted, implemented or taken, or threatened to take any other action, the effect of which would adversely affect the business, assets, prospects or profits of Bradford, and no such licences or permissions terminating or otherwise becoming invalid as a result of the Offer or its implementation, the effect of which would adversely affect the business, assets, prospects or profits of Bradford;

(c) no relevant authority in any jurisdiction having intervened in any way which would or would be likely to:

       (i) make the Offer, or its implementation, or the acquisition by Inhale or by any member of the Wider Inhale Group of any or all Bradford Shares, or control of Bradford by Inhale, void, illegal or unenforceable, or otherwise directly or indirectly, restrict, prohibit, materially delay or otherwise interfere with the Offer, its implementation or such proposed acquisition by such member of the Wider Inhale Group of, or impose additional material conditions or obligations with respect to, or otherwise materially challenge, the Offer, its implementation, or the acquisition of any or all Bradford Shares or control of Bradford by Inhale or such member of the Wider Inhale Group (as the case may be);

       (ii) require or prevent the divestiture by the Wider Inhale Group or by Bradford of all or any portion of their respective businesses, assets or properties or impose any additional material limitations on the ability of any of them to conduct their respective businesses or to own their respective assets or property or any part of them;

       (iii) impose any limitation on the ability of any member of the Wider Inhale Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of Bradford Shares held or owned by it;

       (iv) result in a delay in the ability of any member of the Wider Inhale Group, or render any member of the Wider Inhale Group unable, to acquire some or all of the Bradford Shares;

       (v) otherwise materially and adversely affect the business, profits or prospects of Bradford or of any member of the Wider Inhale Group (to a material extent in the context of the Wider Inhale Group or of Bradford (as the case may be));

       (vi) require any member of the Wider Inhale Group or Bradford to acquire or offer to acquire any Bradford Shares or other securities (or the equivalent) in Bradford owned by any third party;

       (vii) result in Bradford ceasing to be able to carry on business under the name which it presently does so; or

       (viii) require any member of the Wider Inhale Group to dispose of any shares or other securities (or the equivalent) in Bradford or the Wider Inhale Group;

(d) all necessary filings in connection with the Offer or the acquisition by any member of the Wider Inhale Group of any shares in, or control of, Bradford having been made and all appropriate waiting periods (including any extensions of them) under any applicable legislation or regulations in any jurisdiction having expired, lapsed or been terminated and no notice of any intention to revoke any of the same having been received, in each case as may be necessary in connection with the Offer or the acquisition by any member of the Wider Inhale Group of any shares in, or control of, Bradford, and all authorisations, waivers, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals necessary or appropriate for or in respect of the Offer or the proposed acquisition of Bradford Shares by any member of the Wider Inhale Group or control of Bradford by the Wider Inhale Group having been obtained in terms and in a form reasonably satisfactory to Inhale from all relevant authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Inhale Group has entered into contractual arrangements, and all such authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals together with all authorisations, waivers, orders, grants, recognitions, confirmations, consents, licences, permissions, approvals and determinations necessary for Bradford to carry on its business remaining in full force and effect and all filings necessary for such purpose having been made at the time the Offer becomes or is declared otherwise unconditional and there being no intimation of any intention to revoke or amend or not to renew the same in connection with the Offer under the laws or regulations of any jurisdiction and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e) save as fairly disclosed to Inhale before 21 December 2000 there being no provision of any arrangement, agreement licence, permit, franchise or other instrument to which Bradford or any partnership or company in which Bradford is interested (an "associate") is a party or by or to which Bradford or any associate or any of their respective assets may be bound or be subject which should reasonably be expected, in consequence of the Offer or the proposed acquisition of Bradford Shares by Inhale, to result in:

       (i) any moneys borrowed by or any other indebtedness, actual or contingent, of Bradford or any such associate becoming repayable or capable of being declared repayable immediately or prior to the stated repayment date in such arrangement, agreement or instrument or the ability of Bradford or such associate to incur any indebtedness being withdrawn or inhibited;

       (ii) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of Bradford or any such associate or any such security (whenever arising or having arisen) becoming enforceable;

       (iii) any such arrangement, agreement, licence, permit, franchise or instrument being terminated or adversely modified or any action of an adverse nature being taken or onerous obligation arising thereunder;

       (iv) any assets or interests of Bradford or any such associate being or falling to be disposed of or charged, or any right arising under which any such asset or interest could be required to be disposed of or charged, otherwise than in the ordinary course of business;

       (v) the respective financial or trading position, profits and prospects of Bradford or any such associate being prejudiced or adversely affected;

       (vi) the interests or business of Bradford or any such associate in or with any other person, firm or company (or any arrangements relating to such interests or business) being adversely affected; or

       (vii) Bradford or any such associate ceasing to be able to carry on business under any name under which it presently does so;

(f) save as fairly disclosed to Inhale before 21 December 2000 Bradford not having, since 31 May 2000.

       (i) made any alterations to its memorandum or articles of association;

       (ii) issued or agreed to or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save for options granted, and the issue of shares pursuant to the exercise of options granted, on or before 21 December 2000 under the Bradford Share Option Schemes;

       (iii) recommended, declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution, whether payable in cash or otherwise;

       (iv) authorised, proposed or announced an intention to authorise or propose any merger or acquisition, demerger, disposal or transfer of assets (other than in the ordinary course of trading);

       (v) authorised, proposed or announced its intention to authorise or propose any change to its share or loan capital (save for any Bradford Shares allotted upon the exercise of options granted on or before 21 December 2000 under the Bradford Share Option Schemes);

       (vi) acquired, disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset (save in the ordinary course of trading) which in any such case is adverse to, and material for, Bradford;

       (vii) issued or proposed the issue of any debentures or (save in the ordinary course of business) incurred any indebtedness or contingent liability which in any such case is adverse to, and material for, Bradford;

       (viii) entered into any arrangement, agreement, transaction or commitment (whether in respect of capital expenditure, trading obligations or otherwise) which is of a loss making, long term, onerous or unusual nature or which involves or could involve an obligation of such a nature of magnitude which in any such case is adverse to, and material for, Bradford;

       (ix) implemented, authorised, proposed or announced its intention to implement or enter into any reconstruction, amalgamation, commitment, scheme or other transaction or arrangement otherwise than in the ordinary course of trading;

       (x) entered into or varied the terms of any service agreement or agreement for services with any director of Bradford;

       (xi) purchased any of its own shares or other securities convertible into or exchangeable for its own shares;

       (xii)   proposed any voluntary winding-up;

       (xiii) waived or comprised any claim which is adverse to, and material for, Bradford;

       (xiv) terminated or varied the terms of any agreement or arrangement between Bradford and any other person in a manner which would or might be expected to have a material adverse effect on the position or prospects of Bradford;

       (xv) entered into any arrangement, agreement or commitment or passed any resolution with respect to any of the transactions, matters or events referred to in this paragraph (f); or

       (xvi) made or authorised or proposed or announced an intention to propose any material change in its loan capital;

       (xvii) entered into any contract, transaction or arrangement which is or is likely to be restrictive in a material respect on the business of any member of the Wider Inhale Group or of Bradford; or

       (xviii) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by Bradford which is adverse to, and material for, Bradford;

(g)    save as fairly disclosed to Inhale before 21 December 2000, since
       31 May 2000:

       (i) there having been no adverse change in the business, assets, financial or trading position or profits or prospects of Bradford;

       (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, intimated or instituted by or remaining outstanding against Bradford (whether as plaintiff, defendant or otherwise);

       (iii) there having been no receiver or administrative receiver appointed over any of the assets of Bradford or any analogous proceedings or steps having taken place under the laws of any jurisdiction and there having been no petition presented for the administration of Bradford or any equivalent proceedings or steps taken under the laws of any other jurisdiction;

       (iv) no claim being made, and no circumstance having arisen which might lead to a claim being made, under the insurance of Bradford which would or might reasonably be expected to have an effect on Bradford;

       (v) no material investigation by and relevant authority having been threatened in writing, announced, implemented or instituted or remaining outstanding in respect of Bradford; or

       (vi) no provision or contingent liability having arisen or become apparent which might be likely in either case to have an adverse effect on Bradford; and

(h) save as fairly disclosed to Inhale before 21 December 2000 Inhale not having discovered that:

       (i) the financial, business or other information publicly disclosed at any time by or on behalf of Bradford contains a misrepresentation of a material fact or omits to state a material fact necessary to make the information contained therein not materially misleading;

       (ii) Bradford has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, spillage, leak or emission of any waste or hazardous substances, which non-compliance would be likely to give rise to any material liability (whether actual or contingent) on the part of Bradford;

       (iii) there has been a disposal, spillage or leak of waste or hazardous substances on, or an emission of waste or hazardous substances from any property, now or previously owned, occupied or made use of by Bradford which would be likely to give rise to any material liability (whether actual or contingent) on the part of Bradford;

       (iv) there is any material liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied or made use of by Bradford under any environmental legislation, regulation or order of any government, quasi-government, state or local government, supranational, statutory or regulatory body, court, agency or association or any other person or body in any jurisdiction;

       (v) circumstances exist (whether as a result of the making of the Offer or otherwise):

               (a) which would be likely to result in any relevant authority instituting; or

               (b) whereby Inhale or Bradford would be likely to be required to institute,

               an environmental audit or to take any other steps which would in any such case be likely to result in any actual or contingent material liability to make good, repair, reinstate, or clean up any property now or previously owned, occupied or made use of by Bradford; or

       (vi) circumstances exist whereby a person or class of persons would be likely to have any material claim or claims in respect of any product, service or process of manufacture or materials used therein now or previously manufactured, sold or carried out by Bradford.

       For the purposes of these conditions: (a) "relevant authority" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, court, trade agency, association, institution, professional or environmental association or any other person or body whatsoever in any jurisdiction;
       (b) a relevant authority shall be regarded as having "intervened" if it has instituted, implemented, threatened or decided to take any action, proceedings, suit, investigation or enquiry, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps and "intervene" shall be construed accordingly; and (c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions and approvals.

       Inhale reserves the right (but shall be under no obligation) to waive all or any of conditions (b) to (h) both inclusive, in whole or in part. Except with the consent of the Panel, the Offer will lapse, unless conditions (b) to (h) both inclusive are fulfilled or, if capable of waiver, waived or, where appropriate, have been determined by Inhale in its opinion to be or to remain satisfied by midnight on, the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is satisfied. Inhale shall be under no obligation to waive or treat as satisfied any of conditions (b) to (h) both inclusive by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that the relevant condition may not be capable of satisfaction. If the Offer lapses, the Offer will cease to be capable of further acceptance and Inhale, Cazenove and holders of Bradford Shares shall thereupon cease to be bound by prior acceptances.

       If Inhale is required by the Panel to make an offer or offers for Bradford Shares under the provisions of Rule 9 of the City Code, Inhale may make such alterations to the terms and conditions of the Offer, including condition (a) above, as are necessary to comply with the provisions of that Rule.

       The Bradford Shares which are the subject of the Offer will be acquired by Inhale fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests of any nature attaching to them and together with all rights attaching to them, including the right to receive and retain all dividends and other distributions declared, paid or made after 21 December 2000.

PART B - FURTHER TERMS OF THE OFFER

The following further terms apply, unless the context otherwise requires, to the Offer. Except where the context otherwise requires, any references in this Part B and Part C of this Appendix I and in the Form of Acceptance to:

(a) the "Offer" shall mean the Offer and any revision or variation thereof or extension thereto;

(b) "the Offer becoming unconditional" shall include references to the Offer being declared unconditional;

(c) "the Offer becoming unconditional" or "the Offer becoming or being declared unconditional" shall be construed as the Offer becoming or being declared unconditional as to acceptances in accordance with paragraph
       (a) of Part A of this Appendix I, whether or not any other condition of the Offer remains to be fulfilled;

(d) the "acceptance condition" shall mean the condition as to acceptances set out in paragraph (a) of Part A of this Appendix I; and

(e)    "acceptances of the Offer" shall include deemed acceptances of the Offer.

1.     ACCEPTANCE PERIOD

(a) The Offer will initially be open for acceptance until 3:00 p.m. on 11 January 2001. Although no revision is envisaged, if the Offer is revised, it will remain open for acceptance for a period of at least 14 days from the date on which written notification of the revision is posted to Bradford Shareholders (or such other period as may be permitted by the Panel). Except with the consent of the Panel, no such written notification may be posted after 5 February 2001, or, if later, the date falling 14 days prior to the last date on which the Offer is able to become unconditional.

(b) The Offer, whether revised or not shall not (except with the consent of the Panel) be capable of becoming unconditional after midnight on 19 February 2001 (or any earlier time and/or date beyond which Inhale has stated, and has not withdrawn such statement, that the Offer will not be extended) nor of being kept open after that time unless it has previously become unconditional. However, Inhale reserves the right, with the permission of the Panel, to extend the Offer to a later time(s) and/or date(s). Except with the consent of the Panel, Inhale may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances of the Offer received or purchases of shares made unless all relevant documentation is received by Lloyds TSB Registrars no later than 1:00 p.m. on 19 February 2001 (or any earlier time and/or date beyond which Inhale has stated that the Offer will not be extended and in respect of which it has not withdrawn that statement) or, if the Offer is so extended, only such later time(s) and/or date(s) as Inhale, with the permission of the Panel, may determine. If the latest time at which the Offer may become unconditional is extended beyond midnight on 19 February 2001, acceptances received and purchases made in respect of which the relevant documents are received by Lloyds TSB Registrars after 1.00 p.m. on the relevant date may (except where the City Code otherwise permits) only be taken into account with the agreement of the Panel.

(c) If the Offer becomes or is declared unconditional, the Offer will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 days' written notice will be given prior to the closing of the Offer to those Bradford Shareholders who have not accepted the Offer.

(d) If a competitive situation (as determined by the Panel) arises after Inhale has made a "no increase" and/or a "no extension" statement in relation to the Offer, Inhale may (if it specifically reserved the right to do so at the time such statement was made or otherwise with the consent of the Panel), withdraw such statement provided it complies with the requirements of the City Code and, in particular, that it announces such withdrawal as soon as possible and, in any event, within four business days after the announcement of the competing offer or competitive situation and notifies Bradford Shareholders in writing thereof (or, in the case of Bradford Shareholders with registered addresses outside the UK, or whom Inhale knows to be nominees, trustees or custodians holding Bradford Shares for such persons, by an announcement in the UK) at the earliest practicable opportunity and any Bradford Shareholders who accepted the Offer after the date of any "no increase" and/or a "no extension" statement are given a right of withdrawal described in paragraph 3 below.

(e) Inhale may (if, having reserved the right to do so at the time a statement is made) choose not to be bound by the terms of a "no increase" or a "no extension" statement if the statement would otherwise prevent the posting of an increased or improved offer which is recommended for acceptance by the board of Bradford or in other circumstances permitted by the Panel.

(f) Unless otherwise determined by the Panel, Inhale shall be entitled (but shall not be bound) at any particular time to decide that the acceptance condition is then satisfied taking account only of those Bradford Shares which have been unconditionally allotted or issued before that time and written notice of the allotment or issue of which, containing all relevant details, has been received before that time by Lloyds TSB Registrars on behalf of Inhale from Bradford or its agents at the address specified in sub-paragraph 3(a) of this Part B. Telex, e-mail, facsimile or other electronic transmission will not be sufficient.

2.     ANNOUNCEMENTS

(a) Without prejudice to sub-paragraph 3(a) of this Part B, on the business day (the "Relevant Day") immediately following the day on which the Offer is due to expire or become unconditional or is revised or extended, as the case may be, (or such later time(s) or date(s) as the Panel may agree), Inhale will make an appropriate announcement of the position of the Offer. Such announcement will (unless otherwise permitted by the Panel) also state (as nearly as practicable) the total number of Bradford Shares and rights over Bradford Shares:

       (i) for which acceptances of the Offer have been received (and to what extent such acceptances have been received from persons acting in concert with Inhale for the purposes of the Offer);

       (ii) acquired or agreed to be acquired by or on behalf of Inhale (or by persons acting in concert with Inhale for the purposes of the Offer) during the Offer Period; and

       (iii) held by or on behalf of Inhale (or by persons acting in concert with Inhale for the purposes of the Offer) prior to the Offer Period,

       and will specify the percentage of Bradford's share capital represented by each of these figures.

       Except with the consent of the Panel, on 19 February 2001 or such other date beyond which Inhale has stated that the Offer will not be extended, Inhale shall make an announcement by 5.00 p.m. that same day as to whether the Offer is unconditional or has lapsed. Such an announcement will, where practicable, include the information specified in (i) to
       (iii) above, but in
       any event will include such of that information as is then available to Inhale in the light of acceptances then counted.

(b) Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, on the Relevant Day (or such later time(s) and/or date(s) as the Panel may agree) and the announcement will state the next expiry date (unless the Offer is unconditional, in which case a statement may instead be made that the Offer will remain open until further notice).

(c) In computing the number of Bradford Shares represented by acceptances and purchases there may, at the discretion of Inhale, be included or excluded for announcement purposes, subject to sub-paragraph 5(k) of this Part B, acceptances and purchases not in all respects in order or subject to verification.

(d) In this Part B of Appendix I, references to the making of an announcement by or the giving of notice by or on behalf of Inhale include the release of an announcement to the press by Inhale, public relations consultants or by Cazenove and/or the posting by Inhale or by Cazenove of a written notice to the Bradford Shareholders.

3.     RIGHTS OF WITHDRAWAL

(a) If Inhale, having announced the Offer to be unconditional, fails to comply by 3.30 p.m. on the Relevant Day (or such later time(s) and/or date(s) as the Panel may agree) with any of the other relevant requirements specified in sub-paragraph 2(a) of this Part B, an accepting Bradford Shareholder may (unless the Panel otherwise agrees) immediately thereafter withdraw his acceptance(s) of the Offer by written notice signed by such Bradford Shareholder (or his or her agent duly appointed in writing and evidence of whose appointment reasonably satisfactory to Inhale or Cazenove is produced with the notice) and received either by post or by hand (during normal business hours) by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Subject to sub-paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the Relevant Day by Inhale confirming, if such be the case, that the Offer is still unconditional and complying with the other requirements specified in sub-paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in sub-paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(b) If by 3:00 p.m. on 01 February 2001 (or such later time(s) and/or date(s) as the Panel may agree) the Offer has not become unconditional, an accepting Bradford Shareholder (or his or her agent duly appointed in writing and evidence of whose appointment reasonably satisfactory to Inhale or Cazenove is produced with the notice) may withdraw his acceptance(s) at any time thereafter by written notice received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA on behalf of Inhale at the address and in the manner referred to in sub-paragraph 3(a) of this Part B, until the earlier of:

       (i)     the time when the Offer becomes unconditional; and

       (ii) the final time for lodgement of acceptances of the Offer which can be taken into account in accordance with sub-paragraph 1(b) of this Part B.

(c) If a "no increase" and/or a "no extension" statement has been withdrawn in accordance with sub-paragraph 1(c) of this Part B, any Bradford Shareholder who accepts the Offer after such statement is made may withdraw that acceptance thereafter in the manner referred to in sub-paragraph 3(a) of this Part B not later than the eighth day after the posting of written notice of such withdrawal to Bradford Shareholders.

(d) Except as provided by this paragraph 3 of this Part B, acceptances and elections shall be irrevocable.

(e) In this paragraph 3, "written notice" (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Bradford

       Shareholder(s) or his/their agent(s) or attorney duly appointed in writing (evidence of whose appointment is produced with the notice in a form reasonably satisfactory to Inhale or Cazenove). Telex, e-mail, facsimile or other electronic transmission or copies will not be sufficient to constitute written notice. No notice which is postmarked in, or otherwise appears to Inhale or its agents to have been sent from, the United States, Canada, Australia or Japan will be treated as valid.

4.     ACCEPTANCES AND PURCHASES

Except as otherwise agreed by the Panel:

(a) an acceptance of the Offer shall not be treated as valid for the purposes of the acceptance condition unless the requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the City Code are satisfied in respect of it;

(b) a purchase of Bradford Shares by Inhale or its nominee(s) or (if Inhale is required by the Panel to make an offer for Bradford Shares under Rule 9 of the City Code) any person acting in concert with it or its or their nominees will only be treated as valid for the purposes of the acceptance condition if the requirements of Note 5 and, if applicable,
       Note 6 of Rule 10 of the City Code are satisfied in respect of it; and

(c) before the Offer may become unconditional, Lloyds TSB Registrars must have issued a certificate to Inhale and/or to Cazenove which states the number of Bradford Shares in respect of which acceptances have been received and which comply with paragraph 4(a) of this Part B, and the number of Bradford Shares otherwise acquired, whether before or during the Offer Period, which comply with paragraph 4(b) of this Part B. Copies of such certificate will be sent to the Panel and to the financial advisers of Bradford as soon as possible after issue.

5.     GENERAL

(a) Save with the consent of the Panel, the Offer will lapse unless all conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Inhale to be or remain satisfied by midnight on 01 February 2001 or on the date which is 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as Inhale may, with the consent of the Panel, decide. In such a case the Offer shall cease to be capable of further acceptance, and Inhale, Cazenove and Bradford Shareholders shall thereupon cease to be bound by prior acceptances.

(b) The expression "Offer Period" when used in this document means, in relation to the Offer, the period commencing on the date of this document and ending on whichever of the following times shall be the latest:

       (i)     3:00 p.m. on 11 January 2001;

       (ii)    the time and date at which the Offer lapses; and

       (iii)   the time and date at which the Offer becomes unconditional.

(c) Except with the consent of the Panel, settlement of the consideration to which any Bradford Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Inhale or Cazenove may otherwise be, or claim to be, entitled as against any such Bradford Shareholder and will be paid within 14 days of the later of the date on which the Offer becomes or is declared unconditional in all respects, or 14 days after receipt of a valid and complete acceptance, whichever is the later, and will be effected in the manner described in paragraph 10 of the letter from Cazenove contained in this document. No consideration will be sent to an address in the United States, Canada, Australia or Japan.

(d) The Offer will lapse (unless otherwise agreed by the Panel) if, in relation to the Offer or any matter arising therefrom there is a referral to the Competition Commission before the later of 3.00 p.m. on 11 January 2001 and the time and date when the Offer becomes or is declared unconditional. If the Offer so lapses, it shall cease to be capable of further acceptance and Inhale and Cazenove and accepting Bradford Shareholders shall thereupon cease to be bound by Forms of Acceptance delivered before the time when the Offer so lapses.

(e) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this Offer Document have the same meanings when used in the Form of Acceptance unless the context otherwise requires. The provisions of Part C below shall be deemed to be incorporated in and form part of the Form of Acceptance.

(f) The Offer and the Form of Acceptance and all acceptances of the Offer and elections in respect thereof and all contracts made pursuant to the Offer and action taken or deemed to be taken under any of the foregoing shall be governed by and construed in accordance with English law and subject to the jurisdiction of the Courts of England. No parties other than Inhale or Bradford Shareholders shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Offer.

(g) Execution by or on behalf of a Bradford Shareholder of a Form of Acceptance will constitute his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and the relevant shareholder's agreement that nothing shall limit the right of Inhale or Cazenove to bring any action, suit or proceeding arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(h) All references in this Offer Document and in the Form of Acceptance to 11 January 2001 shall (except in sub-paragraph 5(b) of this Part B and except where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(i) Any omission or failure (or decision not) to despatch the Offer Document and/or the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is being made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any Bradford Shareholder, and any such person to whom the Offer Document, the Form of Acceptance and any related documents have not been despatched or who has not received such documents may, subject to the provisions of paragraph 6 of this Part B, collect copies of such documents from Lloyds TSB Registrars at the address set out in paragraph 3(a) of this Part B during normal business hours.

(j) Inhale and Cazenove reserve the right to notify Bradford Shareholders regarding any matter, including the making of the Offer, to all or any Bradford Shareholders with a registered address outside the United Kingdom or whom Bradford knows to be a nominee, trustee or custodian holding Bradford Shares for persons outside the United Kingdom (including an evening paper circulated in London), by announcement or paid advertisement in a daily newspaper published and circulated in the United Kingdom, or any part thereof, in which event such notice shall be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references in this document to notice or the provision of information in writing by or on behalf of Inhale and/or Cazenove and/or their respective agents shall be construed accordingly.

(k) Without prejudice to any other provisions of this Part B, Inhale and Cazenove reserve the right to treat acceptances of the Offer as valid if not entirely in order or not accompanied by the relevant share certificate(s) and/or other relevant document(s) of title or if received by or on behalf of either of them at any place or places or in any manner which may be otherwise than as set out herein or in the Form of Acceptance.

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

(l) All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Bradford Shareholder concerned and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 except in the circumstances where the grantor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(m) No acknowledgement of receipt of any Form of Acceptance, share certificate(s) or other document(s) will be given by or on behalf of Inhale. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Bradford Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agents(s)) at their own risk.

(n) If the Offer does not become unconditional in all respects, or lapses, the Form of Acceptance, share certificate(s) and other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing, at the risk of the person entitled thereto, to the person or agent whose name and address outside the United States, Canada, Australia or Japan is set out in Box 5 on the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside the United States, Canada, Australia or Japan provided that no such documents will be sent to an address in the United States, Canada, Australia or Japan.

(o) The Bradford Shares which are the subject of the Offer will be acquired fully paid and free from all liens, equities, charges, rights of pre-emption and other third party rights or interests of any nature and together with all rights attaching thereto, including the right to receive all dividends and other distributions declared, paid or made after 21 December 2000.

(p) The Offer is made at 3:00 p.m. on 21 December 2000 and is capable of acceptance from and after that time. Copies of this document, the Form of Acceptance and of any related documents are available at Lloyds TSB Registrars from that time at the address set out in paragraph 3(a) of this Part B. The Offer is being made by means of this document.

(q) Inhale reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer provided such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(r) All references in this Appendix I to statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(s) The Offer extends to those persons not resident in the United Kingdom to whom this document, the Form of Acceptance and any related documents may not be despatched or by whom any such documents may not be received. Any such persons may collect copies of those documents from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

(t) Fractional entitlements to New Inhale Shares will not be allotted or issued to Bradford Shareholders who accept the Offer (including Bradford Shareholders who are deemed to accept the Offer).

(u) The Offer extends to all Bradford Shares in issue and to any further Bradford Shares unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date, as Inhale may, subject to the City Code, decide).

6.     OVERSEAS SHAREHOLDERS

(a) The making of the Offer in, or to persons resident in or nationals of or citizens of jurisdictions outside the United Kingdom or who are, or were, nominees of, or custodians or trustees or guardians for, citizens or nationals of such jurisdictions ("Overseas Shareholders") may be prohibited or affected by the laws of the relevant overseas jurisdiction. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any Overseas Shareholder wishing to accept the Offer to satisfy himself/herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties due in such jurisdiction. Any Overseas Shareholder will be responsible for payment of any issue, transfer or other taxes or other requisite payments by whomsoever payable and Inhale and Cazenove and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or other payments as Inhale or Cazenove and any person acting on their behalf may be required to pay.

(b) In particular, the Offer is not being made, directly or indirectly, in or into, or by the use of the mails of or by any means or instrumentality (including without limitation, telephonically or electronically) of interstate of foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan. The Offer cannot be accepted by any such use, means, instrumentality or facility from or within the United States, Canada, Australia or Japan. This document, the Form of Acceptance or any related document are not being and must not be mailed or otherwise forwarded, distributed or sent in or into the United States, Canada, Australia or Japan, including (without limitation) to Bradford Shareholders with registered addresses in the United States, Canada, Australia or Japan, to participants in the Bradford Share Option Schemes or to persons who are trustees, nominees or custodians holding Bradford Shares for such persons (each, a "Restricted Overseas Person"). Persons receiving such documents (including, without limitation, trustees, nominees or custodians) should not distribute or send them in, into or from the United States, Canada, Australia or Japan for any purpose directly or indirectly in connection with the Offer and so doing may invalidate any purported acceptance of the Offer. Envelopes containing Form(s) of Acceptance, evidence of title or other documents relating to the Offer should not be postmarked in the United States, Canada, Australia or Japan or otherwise despatched from the United States, Canada, Australia or Japan and all acceptors must provide addresses outside the United States, Canada, Australia or Japan for the receipt of the consideration to which they are entitled under the Offer, or for the return of Form(s) of Acceptance, share certificate(s) for Bradford Shares and/or other document(s) of title in relation to Bradford Shares.

(c)    A Bradford Shareholder will be deemed not to have accepted the Offer if:

       (i) he does not give the representations and warranties set out in paragraph 1(b) of Part C below and puts "YES" in Box 4 of the Form of Acceptance;

       (ii) having completed Box 3 of the Form of Acceptance with a registered address in the United States, Canada, Australia or Japan, he does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent;

       (iii) he inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in the United States, Canada, Australia or Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent; or

       (iv) in any case, the Form of Acceptance received from him is received in an envelope postmarked in, or which otherwise appears to Inhale or its agents to have been sent from the United States, Canada, Australia or Japan.

       Inhale reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph 1(b) of Part C below given by any Bradford Shareholder are correct and, if such investigation is made and, as a result, Inhale cannot satisfy itself that such representations and warranties are true and correct, such acceptance will not be treated as valid.

(d) If, in connection with the making of the Offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, sends, forwards or otherwise distributes this document, the Form of Acceptance or any related document in, into or from the United States, Canada, Australia or Japan or uses the mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone or interstate or foreign commerce of, or any facility of a national securities exchange of the United States, Canada, Australia or Japan in connection with such action such persons should:

       (i)     inform the recipient of such fact;

       (ii) explain to the recipient that such action may invalidate any purported acceptance of the Offer by the recipient; and

       (iii)   draw the attention of the recipient to this paragraph 6.

(e) Notwithstanding the restrictions described above, Inhale will retain the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restriction in question.

(f) The provisions of this paragraph 6 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards (a) specific Bradford Shareholder(s) or on a general basis by Inhale in its absolute discretion. Subject as aforesaid, the provisions of this paragraph 6 shall have precedence over any terms of the Offer which are inconsistent therewith. References in this paragraph 6 to a Bradford Shareholder shall include the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance, the provisions of this paragraph shall apply to them jointly and to each of them.

(g) Neither Inhale or Cazenove or any of their respective advisers or any person acting on behalf of any of them shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer on any of the bases set out above or otherwise in connection therewith.

       OVERSEAS SHAREHOLDERS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY APPLICABLE LEGAL OR REGULATORY REQUIREMENTS. IF YOU ARE IN ANY DOUBT ABOUT YOUR POSITION YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER IN THE RELEVANT TERRITORY.

PART C - FORM OF ACCEPTANCE

1. Each Bradford Shareholder by whom, or on whose behalf, a Form of Acceptance is executed and received by Lloyds TSB Registrars or by or on behalf of Inhale or Cazenove irrevocably undertakes, represents, warrants and agrees to and with Inhale and Cazenove, so as to bind such shareholder, such shareholder's personal representatives, heirs, successors and assigns, to the following effect:

       (a) that the execution of a Form of Acceptance (whether or not any boxes therein are completed) shall constitute:

               (i) an acceptance of the Offer in respect of the number of Bradford Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and if no number of Bradford Shares is inserted in Box 1 or a number greater than the relevant Bradford Shareholder's holding of Bradford Shares is there inserted, here shall be deemed to have been inserted in Box 1 the greatest of:

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

                       (a) the relevant Bradford Shareholder's entire holding of Bradford Shares as disclosed by the register of members made available to Lloyds TSB Registrars prior to the time the relevant Form of Acceptance is processed by them;

                       (b) the relevant Bradford Shareholder's entire holding of Bradford Shares as disclosed by the register of members made available to Lloyds TSB Registrars prior to the latest time for receipt of the Form of Acceptance which can be taken into account in determining whether the Offer is unconditional; and

                       (c) the number of Bradford Shares in respect of which certificates or an indemnity in lieu thereof is received; and

               (ii) an undertaking to execute any further documents and give any further assurances which may be required to enable Inhale to obtain the full benefit of this Part C and/or to perfect any of the authorities to be given thereunder, in each case on and subject to the terms and conditions set out in this Offer Document and the Form of Acceptance and, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance shall be irrevocable:

       (b)     (i)     unless "No" is put in Box 4 of the Form of Acceptance,
                       such shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from the United
                       States, Canada, Australia or Japan and has not otherwise utilised in connection with the Offer, directly or indirectly, the use of mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, Australia or Japan and was outside the United States, Canada, Australia and Japan when the Form of Acceptance was sent and at the time of accepting the Offer; and is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offer from outside the United States, Canada, Australia and Japan;

               (ii) if such accepting Bradford Shareholder is not resident in the UK he has observed the laws of all relevant territories, obtained any requisite governmental or other consents, complied with all requisite formalities and paid any issue, transfer or other taxes due for him, in connection with such acceptance, in any territory and that he has not taken or omitted to take any action which will or may result in Inhale, Cazenove or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Offer or his acceptance thereof;

       (c) that he is the beneficial owner of the number of Bradford Shares inserted or deemed to be inserted in Box I of the Form of Acceptance or, if he is not, that he is irrevocably and unconditionally entitled to transfer such Bradford Shares and the entire beneficial interest therein will be acquired under the Offer with full title guarantee on and subject to the terms and conditions set out or referred to in this document and the Form of Acceptance;

       (d) that the Bradford Shares in respect of which the Offer is accepted or deemed to be accepted are fully paid up and are sold free from all liens, equitable interests, charges, restrictions (including restrictions imposed by law), third party rights and encumbrances and together with all rights now or hereafter attaching thereto, including voting rights and the right to all dividends and other distributions hereafter declared, paid or made after 21 December 2000;

       (e) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Bradford Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointment of Inhale and/or any of its directors and/or Cazenove and/or any of its partners as such Bradford Shareholder's attorney and/or agent, and an irrevocable instruction to the attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the attorney's and/or agent's discretion in relation to the Bradford Shares referred to in sub-paragraph 1(a)(i) of this Part C in respect of which an accepting Bradford Shareholder has not validly withdrawn his acceptance (the "Acceptance Shares") in favour of Inhale or such other person(s) as Inhale may direct and to deliver such form(s) of transfer and/or other document(s) at the discretion of the agent and/or attorney together with the share certificate(s) and/or other document(s) of title relating to such Acceptance Shares, for registration within six months of the Offer becoming unconditional in all respects and to execute all such other documents and do all such other acts and things as may, in the opinion of such agent and/or attorney, be necessary or expedient for the purposes of, or in connection with, the acceptance of the Offer and to vest in Inhale or its nominee(s) the Acceptance Shares;

       (f) that the execution of the Form of Acceptance constitutes, subject to the Offer becoming or being declared unconditional in all respects in accordance with its terms and to the accepting Bradford Shareholder not having validly withdraw his acceptance, an irrevocable authority to request:

               (i) Bradford or its agents to procure the registration of the transfer of the Bradford Shares pursuant to the Offer, and, if applicable, the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Inhale or as it may direct;

               (ii) Inhale or its agents to procure that such Bradford Shareholder's name is entered on the share certificate of Inhale in respect of New Inhale Shares to which such shareholder becomes entitled under the Offer (subject to the provisions of Inhale's certificate of incorporation and bylaws);

               (iii) Inhale or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of the document(s) of title for any New Inhale Shares to which an accepting Bradford Shareholder becomes entitled pursuant to such Bradford Shareholder's acceptance of the Offer, at the risk of such Bradford Shareholder, to the person whose name and address is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at such holder's registered address, or otherwise as such Bradford Shareholder may elect, provided in each case that this is outside the United States, Canada, Australia or Japan; and

               (iv) Inhale to pay the cash consideration in respect of the relevant Bradford Shares to the relevant Bradford Shareholder;

       (g) that the execution of the Form of Acceptance constitutes separate authority to Inhale and/or its directors and/or Cazenove and/or its partners and/or their respective agents and the irrevocable appointment of Inhale and/or its partners and/or Cazenove and/or its directors as such shareholders' attorney and agent within the terms of paragraph 5(l) of Part B of this Appendix I in respect of those Bradford Shares in respect of which the Offer has been accepted and such acceptance has not been validly withdrawn;

       (h) that Inhale shall be entitled, after the Offer has become unconditional in all respects (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration, to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Bradford or of any class of its shareholders) attaching to any Bradford Shares in respect of which the Offer has been accepted and such acceptance has not been validly withdrawn and with regard to any such Bradford Shares, the execution of the Form of Acceptance will constitute an authority to Bradford from such Bradford Shareholder to send any notice, warrant or other document or communication (including the share certificate(s) and/or other document(s) of title which may be required to be sent to him (as a member of Bradford) to Inhale at its registered office or such other address nominated by Inhale, and an authority to Inhale or any person appointed by Inhale to sign any consent to short notice of a general or separate class meeting on his behalf and/or execute a form of proxy in respect of such Bradford Shares appointing and/or to appoint any person determined by Inhale to attend general meetings and separate class meetings of Bradford or its members or any of them (and any adjournment thereof) and to exercise the votes attaching to such Bradford Shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer, and will also (subject as aforesaid) constitute the agreement of such Bradford Shareholder not to exercise any such rights without the consent of Inhale and the irrevocable undertaking of such shareholder not to appoint a proxy for or to attend any such general meetings or separate class meetings;

       (i) that he will deliver to Lloyds TSB Registrars at the address given in paragraph 3(a) of Part B of this Appendix I his share certificate(s) and or other document(s) of title in respect of the Bradford Shares referred to in sub-paragraph 1(a)(i) of this Part C held by him or an indemnity acceptable to Inhale in lieu thereof, as soon as possible and in any event within six months of the Offer becoming or being declared unconditional in all respects;

       (j) that the execution of the Form of Acceptance constitutes his irrevocable submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the courts of England;

       (k) that if he accepts the Offer and does not validly withdraw such acceptance, he shall do all such acts and things as in the opinion of Inhale shall be necessary or expedient to vest in Inhale or its nominee(s) the Acceptance Shares;

       (l) that on execution the Form of Acceptance shall take effect as a deed;

       (m) that the terms of this Part C and the Offer generally shall be incorporated in and form part of the Form of Acceptance, which shall be read and construed accordingly;

       (n) that, if he accepts the Offer, he shall do all such acts and things as shall be necessary or expedient to vest in Inhale or its subsidiaries or nominees or such other persons as it may decide the Bradford Shares aforesaid;

       (o) that he agrees to ratify each and every act or thing which may be done or effected by Inhale and/or any of its directors and/or Cazenove and/or any of its partners and/or Lloyds TSB Registrars or their respective agents of Bradford or its agents, as the case may be, in the proper exercise of any of his or its powers and/or authorities hereunder;

       (p) that he undertakes, if any provisions of Part B of this Appendix I or this Part C shall in any way be unenforceable, invalid or not operate so as to afford Inhale and/or Cazenove and/or Lloyds TSB Registrars and/or their respective agents the full benefit of the authorities expressed be given herein, with all practicable speed to do all such acts and things and execute all such documents as may required or desired to enable Inhale and/or any of its directors and/or Cazenove and/or any of its partners and/or Lloyds TSB Registrars to secure the full benefit of the authorities and powers of attorney conferred by or referred to in Part B of this Appendix I or this Part C;

       (q) that, notwithstanding any other provision contained in the Offer, he understands that there may be periods during which the board of Inhale may determine, in good faith, that it is in the best interest of Inhale and its shareholders to defer disclosure of non-public information until such information has reached a more advanced stage and that during such periods sales of New Inhale Shares and the effectiveness of any Form S-3 Registration Statement relating to New Inhale Shares may be suspended or delayed, he agrees to provide not less than three days advance notice of any proposed sale by him of any New Inhale Shares
               (to Inhale: attention General Counsel - facsimile number:
               001 650 631 3150) and that upon
               receipt of any notice from Inhale of the development of any material non-public information, he will forthwith discontinue his disposition of New Inhale Shares pursuant to the Form S-3 Registration Statement relating to such New Inhale Shares until he receives a copy of an appropriately supplemented or amended prospectus contained within an amended Form S-3 Registration Statement and, if so directed by Inhale, he will use his best efforts to deliver to Inhale all copies, other than permanent file copies then in his possession, of the prospectus relating to such New Inhale Shares current at the time of receipt of such notice; provided that, any period of suspension or delay of sales of New Inhale Shares pursuant to the Form S-3 Registration Statement shall not exceed ninety days in any twelve month period, and he acknowledges and agrees that:

               (i) in consideration of the provision of at least three days advance written notice of any proposed sale by a Bradford Shareholder to Inhale in the manner described above, Inhale agrees to indemnify and hold harmless each Bradford Shareholder, their respective partners, directors and officers, and each other person, if any, who controls any such shareholder within the meaning of
                       Section 15 of the US Securities Act (each such person being referred to herein as a "Bradford Covered Person"), against any losses, claims, damages or liabilities, joint or several, to which such Bradford Covered Person may be or become subject under the US Securities Act, the US Exchange Act 1934 (the "Exchange Act"), any other securities or other law of any jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the US Securities Act, any preliminary prospectus or final prospectus included therein, or any related summary prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Bradford Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided further, however, that Inhale shall not be liable to any Bradford Covered Person in any such case in which the requisite notice to Inhale prior to any transaction that is the subject of such loss, claim, damage, liability, action or proceeding has not been provided, or for any such loss, claim, damage, liability, action or proceeding to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement or incorporated document, in reliance upon and in conformity with written information furnished to Inhale by or on behalf of such Bradford Covered Person expressly for inclusion therein; provided further, that this indemnity shall not apply to amounts paid in settlement of any such loss, claim, damage or liability if such settlement is effected without the consent of Inhale (not to be unreasonably withheld);

               (ii) in consideration of the making of the Offer by Inhale, each Bradford Shareholder that offers or sells any New Inhale Shares pursuant to the Form S-3 Registration Statement hereby agrees to indemnify and hold harmless Inhale, its directors and officers, and each other person, if any, who controls Inhale within the meaning of
                       Section 15 of the US Securities Act (each such person being referred to herein as a "Inhale Covered Person", and together with the Bradford Covered Person, the "Covered Persons")), against any losses, claims, damages or liabilities, joint or several, to which such Inhale Covered Person may be or become subject under the US Securities Act, the Exchange Act, any other securities or other law of any jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the US Securities

                       Act, any preliminary prospectus or final prospectus included therein, or any related summary prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case, to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement or incorporated document, in reliance upon and in conformity with written information furnished to Inhale by or on behalf of such Bradford Shareholder expressly for inclusion therein, and will reimburse such Inhale Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding, provided, however, that this indemnity shall not apply to amounts paid in settlement of any such loss, claim, damage or liability if such settlement is effected without the consent of such Bradford Shareholder (not to be unreasonably withheld);

               (iii) promptly after receipt by a Covered Person of notice of the commencement of any action or proceeding involving a claim of the type referred to sub-paragraphs (i) and (ii) of this paragraph (q), such Covered Person will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to such indemnifying party of the commencement of such action; provided, however, that the failure of any Covered Person to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under this paragraph (q), except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against a Covered Person, the indemnifying party will be entitled to participate in and to assume the defence thereof to the extent that it may wish, and after notice from the indemnifying party to such Covered Person of its election so to assume the defence thereof, the indemnifying party will not be liable to such Covered Person for any legal or other expenses subsequently incurred by the latter in connection with the defence thereof; provided, however, that (a) if the Covered Person in good faith determines that there may be a conflict between the positions of the indemnifying party and the Covered Person in conducting the defence of such action or that there may be defences available to such Covered Person different from or in addition to those available to the indemnifying party, then counsel for the Covered Person shall conduct the defence to the extent reasonably determined by such counsel to be necessary to protect the interests of the Covered Person and the indemnifying party shall employ separate counsel for its own defence, (b) in any event, the Covered Person shall be entitled to have counsel chosen by such Covered Person participate in, but not conduct, the defence and (the indemnifying party shall bear the legal expenses incurred in connection with the conduct of, and the participation in, the defence solely as referred to in clause (a)). Without the consent of a Covered Person, the indemnifying party will not consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Covered Person of a release from all liability in respect to such claim or litigation;

               (iv) If the indemnification provided for in the foregoing is unavailable to a party that would have been a Covered Person in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then the indemnifying party shall, in lieu of indemnifying such Covered Person, contribute to the amount paid or payable by such Covered Person as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and such Covered Person on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof). The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or such Covered Person. The parties agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentence. The amount paid or payable by a contributing party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section shall include any legal or other expenses reasonably incurred by such Covered Person in connection with investigating or defending any such action or claim. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the US Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation; and

               (v) notwithstanding the foregoing, in no event shall the aggregate amount that any Bradford Shareholder is required to pay pursuant to the preceding sub-paragraphs
                       (ii), (iii) and (iv) exceed the aggregate net proceeds received by such Bradford Shareholder with respect to the New Inhale Shares disposed of by him pursuant to the Form S-3 Registration Statement;

       (r) that it is a condition precedent to the obligations of Inhale to take any action with respect to such shareholder pursuant to the Form S-3 Registration Statement that he shall furnish to Inhale such information regarding himself, the New Inhale Shares held by him and the intended method of disposition of such securities as shall be required to effect the registration of his New Inhale Shares on the Form S-3 Registration Statement or any amendment or supplement thereto;

       (s) that (unless he holds `A' ordinary shares, in which case paragraph (u) below shall apply in place of this paragraph (s) and paragraph (t) below) he understands that the New Inhale Shares received by him in the sale of such shares pursuant to the Offer have not been registered under the US Securities Act, that the New Inhale Shares will be issued by Inhale and transferred by Inhale in reliance on one or more of the exemptions from registration contained in Section 4(2) of the US Securities Act and/or Regulation D or Regulation S thereunder based in part upon his representations contained in this document and that the issuance of such New Inhale Shares have not been approved or reviewed by the SEC or any other governmental body. The representations and warranties in this paragraph (s) and in paragraphs (t) and (u) are made by him solely for the purpose of supporting one or more exemptions from registration of the sale of the New Inhale Shares under the US Securities Act and otherwise to comply with the requirements of applicable securities laws, and do not adversely affect any rights of his under the Offer or otherwise (except with regard to the exemption from registration under which the New Inhale Shares are offered and sold to the Bradford Shareholders):

               (i) he is acquiring the New Inhale Shares for his own account for investment only, and not with a view towards their distribution, and is not acquiring such shares as a nominee or agent; nor for the account or benefit of any US person and further represents that he does not have any contract, agreement or understanding with any person to sell, transfer or grant participations to any person in the United States or to a US person, or for any hedging transaction with any person in the United States or to a United States resident, with respect to any of the New Inhale Shares;

                (ii) he acknowledges and agrees that the New Inhale Shares must be held indefinitely unless such shares are resold in accordance with the provisions of Regulation S or pursuant to a subsequent registration under the US Securities Act, or an exemption from such registration is available. He further agrees not to engage in hedging transactions with regard to the New Inhale Shares unless in compliance with the US Securities Act. He has been advised or is aware of the provisions of Rule 144 made pursuant to the US Securities Act as in effect from time to time, which permit limited resale of shares purchased in a private placement transaction subject to the satisfaction of certain conditions, including among other things: the availability of certain current public information about the issuer, the resale occurring following the required holding period under Rule 144, and the number of shares being sold during any three-month period not exceeding specified limitations. He also understands that no sale may be made under Rule 144 during the first year he holds the New Inhale Shares and that thereafter, any such sale must also comply with the other requirements of Rule 144 summarised above; and

               (iii) if the Bradford Shareholder is an individual, then he resides in the United Kingdom. If the Bradford Shareholder is a corporation, limited liability company or other entity, then the offices of the Bradford Shareholder in which its investment decision was made is located in the United Kingdom;

       (t) that he agrees not to make any disposition of all or any portion of the Inhale Shares unless and until:

               (i) there is in effect a Form S-3 Registration Statement under the US Securities Act covering such proposed disposition and such disposition is made in accordance with such Form S-3 Registration Statement; or

               (ii) such disposition is made in accordance with Regulation S under the US Securities Act;

               (iii) in any other transaction exempt from registration under the US Securities Act, that he shall have notified Inhale of the proposed disposition in the case of a disposition pursuant to Rule 144 and, excluding dispositions complying with Rule 144, he shall have furnished Inhale with a detailed statement of the circumstances surrounding the proposed disposition; and

               (iv) if reasonably requested by Inhale or Inhale's counsel, that he shall have furnished Inhale and Inhale's counsel (which counsel may be counsel to Inhale) with an opinion of counsel, reasonably satisfactory to Inhale and Inhale's counsel, that such disposition will not require registration of such shares under the US Securities Act. It is agreed that Inhale will not require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances.

               (v) Notwithstanding the provisions in paragraphs (ii), (iii) and (iv) above, no such Form S-3 Registration Statement or opinion of counsel shall be necessary for a transfer by a Bradford Shareholder which is (a) a partnership to its partners or former partners in accordance with partnership interests, (b) a corporation to its shareholders in accordance with their interest in the corporation, (c) a limited liability company to its members or former members in accordance with their interest in the limited liability company, or (d) to the Bradford Shareholder's family member or trusts exclusively for the benefit of an individual Bradford Shareholder; provided that in each case the transferee will be subject to the term of the Offer to the same extent as if he were an original Bradford Shareholders hereunder.

               (vi) Each certificate representing New Inhale Shares shall (unless otherwise permitted by the provisions of the Offer) be stamped or otherwise imprinted with a legend substantially similar to one or both of the following (in addition to any legend required under applicable state securities laws):

                            "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS

                            RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED".

                            "THE SECURITIES REPRESENTED HEREBY HAVE BEEN
                            ACQUIRED PURSUANT TO REGULATION S OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE THEREWITH, PURSUANT TO A REGISTRATION UNDER THE ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, NO HEDGING TRANSACTION MAY BE CONDUCTED WITH RESPECT TO THESE SECURITIES UNLESS SUCH TRANSACTION IS IN COMPLIANCE WITH THE ACT".

                       Inhale agrees to procure the reissuance by or on behalf of Inhale of unlegended certificates at the request of any holder thereof if the holder shall have obtained an opinion of counsel (which counsel may be counsel to Inhale) reasonably acceptable to Inhale and Inhale's counsel to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend, provided that Inhale will not usually require opinions of counsel if the securities represented by such certificates have been held by such holder for a period of at least two years and such holder is not an "Affiliate", as defined under the US Securities Act.

                       Any legend endorsed on an instrument pursuant to applicable securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by Inhale of an order of the appropriate blue sky authority authorising such removal.

       (u) that, if he holds `A' ordinary shares in Bradford, then in respect of such `A' ordinary shares and ordinary shares in the share capital of Bradford held by him, he understands that the New Inhale Shares received by him in the sale of such shares pursuant to the Offer have not been registered under the US Securities Act, that the New Inhale Shares will be issued by Inhale and transferred by Inhale in reliance on one or more of the exemptions from registration contained in Section 4(2) of the US Securities Act and/or Regulation D thereunder based in part upon his representations contained in this document and that the issuance of such New Inhale Shares has not been approved or reviewed by the SEC or any other government body. The representations and warranties in this paragraph (u) are made by him solely for the purpose of supporting one or more exemptions from registration of the sale of the New Inhale Shares under the US Securities Act and otherwise to comply with the requirements of applicable securities laws, and do not adversely affect any rights of his under the Offer or otherwise (except with regard to the exemption from registration under which the New Inhale Shares are offered and sold to the Bradford Shareholders):

               (i) he is aware of Inhale's business affairs and financial condition and is capable of evaluating the merits and risks of the investment in the New Inhale Shares. He is purchasing the New Inhale Shares for investment for his own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the US Securities Act.

               (ii) he understands that the New Inhale Shares have not been registered under the US Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of his investment intent as expressed herein.

               (iii) he further acknowledges and understands that the New Inhale Shares must be held indefinitely unless the New Inhale Shares are subsequently registered under the US Securities Act or an exemption from such registration is available. Such Bradford Shareholder understands that the certificate evidencing the New Inhale Shares will be imprinted with a legend which prohibits the transfer of the New Inhale Shares unless such New Inhale Shares are registered or such registration is not required in the opinion of counsel for Inhale.

               (iv) he is familiar with the provisions of Rule 144 under the US Securities Act, as in effect from time to time, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions. He further understands that the New Inhale Shares may be resold by such Bradford Shareholder in certain limited circumstances subject to the provisions of Rule 144, which requires, among other things: (a) the availability of certain public information about Inhale and (b) the resale occurring following the required holding period under Rule 144 after such Bradford Shareholder has purchased, and made full payment of (within the meaning of Rule 144), the securities to be sold.

               (v) he further understands that at the time he wishes to sell the New Inhale Shares there may be no public market upon which to make such a sale, and that, even if such a public market then exists, Inhale may not be satisfying the current public information requirements of Rule 144, and that, in such event, such Bradford Shareholder would be precluded from selling the New Inhale Shares under Rule 144 even if the minimum holding period requirement had been satisfied.

               (vi) he represents that he is an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated by the SEC under the US Securities Act.

               (vii) he agrees not to make any disposition of all or any portion of the New Inhale Shares unless and until:

                       (a) there is then in effect a Form S-3 Registration Statement under the US Securities Act covering such proposed disposition and such disposition is made in accordance with such Form S-3 Registration Statement; or

                       (b)    (i)     he shall have notified Inhale of the
                                      proposed disposition and, excluding
                                      dispositions complying with Rule 144, he shall have furnished Inhale with a detailed statement of the circumstances surrounding the proposed disposition, and

                              (ii)    if reasonably requested by Inhale or
                                      Inhale's counsel, he shall have furnished
                                      Inhale and Inhale's counsel with an
                                      opinion of counsel (which counsel may be counsel to Inhale), reasonably acceptable to Inhale and Inhale's counsel, that such disposition will not require registration of such shares under the US Securities Act. It is agreed that Inhale will not usually require opinions of counsel for transactions made pursuant to Rule 144 except in unusual circumstances and provided that he will not be required to provide Inhale with the prior written notice referred to in the first sentence of paragraph (q) above in relation to the proposed sale by him of New Inhale Shares pursuant to the Form S-3 Registration Statement and even in the absence of providing such notice, he shall be entitled to the benefits of the indemnities in clauses (i) through (v) of such paragraph (q), provided further, he agrees that Inhale shall have fulfilled its obligation to notify him of any suspension or delay of the effectiveness of the Form S-3 Registration Statement pursuant to such paragraph (q) by the delivery of a notice in writing addressed to him either by hand, by registered mail, by courier or by facsimile to the address or facsimile telephone number set forth on such Bradford Shareholder's Form of Acceptance or such other address or facsimile telephone number as shall have been previously notified in writing to Inhale (attention: General Counsel), and that save as aforesaid, the provisions of paragraph (q) shall be applicable to him.

               (viii) he understands that each certificate representing New Inhale Shares shall be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

                       "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED."

               Inhale agrees to procure the re-issuance by Inhale of unlegended certificates at the request of any holder thereof if the holder shall have obtained an opinion of counsel (which counsel may be counsel to Inhale) reasonably acceptable to Inhale and Inhale's counsel to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification or legend, PROVIDED THAT, Inhale will not usually require opinions of counsel if the securities represented by such certificates have been held by the holder for at least two years and such holder is not an "Affiliate" as defined under the US Securities Act. Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by Inhale of an order of the appropriate blue sky authority authorising such removal.

2. References in this Part C to a Bradford Shareholder shall include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

                                   APPENDIX II

               FINANCIAL INFORMATION RELATING TO THE INHALE GROUP

A.  NATURE OF FINANCIAL INFORMATION

The summarised information contained in this Appendix for each of the years ended 31 December 1997, 1998 and 1999 is extracted from the published audited consolidated financial statements of Inhale. Inhale's auditors made unqualified reports on the financial statements for each of the three years ended 31 December 1997, 1998 and 1999. Except as indicated below, such financial statements were, in relation to audited matters, prepared in conformity with U.S. generally accepted accounting principles. Such U.S. principles can differ in significant respects from UK generally accepted accounting principles. The Notes to the Financial Statements speak as at 31 December 1999 and by reference to the financial year ended 31 December 1999. The only exception is the information in Note 8. Except as expressly stated in Note 8 and then by reference only to any later date expressly stated in Note 8, the information in this Appendix II should not be treated or relied on as up-dated to any later date.

B.  GROUP BALANCE SHEET

The consolidated balance sheet of the Inhale Group, which is extracted without material adjustment from its published audited accounts for the financial year ended 31 December 1999, is set out below:


                                                                  31 DECEMBER,
                                                                      1999
                                                                     $'000

      ASSETS
      Current assets:
      Cash and cash equivalents                                     $  33,430
      Short-term investments                                          104,755
      Accounts receivable                                               1,756
      Other current assets                                              7,377
                                                                    ---------
      Total current assets                                            147,318
      Property and equipment, net                                      63,852
      Investment in Alliance Pharmaceutical Corp.                       6,328
      Other assets                                                      9,308
                                                                    ---------
                                                                    $ 226,806
                                                                    =========
      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities:
      Accounts payable                                              $  13,374
      Accrued liabilities                                               6,849
      Deferred revenue                                                  4,811
      Tenant improvement loan - current portion                            45
                                                                    ---------
      Total current liabilities                                        25,079
      Tenant improvement loan                                           4,895
      Convertible subordinated debentures                             108,450
      Accrued rent                                                      1,753
      Commitments (See Note 4)
      Stockholders' equity:
      Preferred stock, 10,000 shares authorised, no shares
      issued or outstanding                                                --
      Common stock, $0.0001 par value; 300,000 shares
      authorised; 34,452 shares and 33,848 shares issued and
      outstanding at December 31, 1999 and 1998, respectively               3
      Capital in excess of par value                                  181,153
      Deferred compensation                                            (1,530)
      Accumulated deficit                                             (94,466)
      Accumulated other comprehensive gain/(loss)                       1,469
      Total stockholders' equity                                       86,629
                                                                    ---------
                                                                    $ 226,806
                                                                    =========

C.  STATEMENT OF OPERATIONS

The consolidated statements of operations of the Inhale Group, which are extracted without material adjustment from its published audited accounts for the three financial years ended 31 December 1997, 1998 and 1999, are set out below:

                             STATEMENT OF OPERATIONS

                                                           YEAR ENDED 31 DECEMBER,
                                                        1999        1998        1997
                                                       $'000       $'000       $'000

Contract research revenue                            $  41,358   $  21,795   $  16,249
Operating costs and expenses:
Research and development                                64,083      35,398      23,645
General and administrative                               7,869       8,387       6,328
Acquired in-process research and development             9,890          --          --
                                                     ---------   ---------   ---------
Total operating costs and expenses                      81,842      43,785      29,973
                                                     ---------   ---------   ---------
Loss from operations                                   (40,484)    (21,990)    (13,724)
Interest income                                          4,111       3,904       3,807
Interest expense                                        (2,075)       (270)        (66)
                                                     ---------   ---------   ---------
Net loss                                             $ (38,448)  $ (18,356)  $  (9,983)
Basic and diluted net loss per share                 $   (1.13)  $   (0.58)  $   (0.36)
Shares  used in computing basic and diluted net
loss per share                                          34,016      31,438      27,584

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                          COMMON STOCK    CAPITAL IN     DEFERRED     ACCUMULATED    ACCUMULATED     TOTAL
                                                                                                        OTHER        STOCK
                                         SHARES    PAR     EXCESS OF   COMPENSATION     DEFICIT     COMPREHENSIVE   HOLDERS'
                                                  VALUE    PAR VALUE                                 GAIN/(LOSS)    EQUITY
                                          '000    $'000      $'000        $'000          $'000          $'000        $'000

Balance at December 31, 1998             33,848     $3     $172,846     $  (931)       $(56,018)        $  (19)     $115,881
Issuance of common stock to Alliance        360     --        5,000          --              --             --         5,000
Common stock issued upon  exercise of
stock options, net of costs                 244     --        1,545          --              --             --         1,545
Compensation in connection with
stock options granted to consultants         --     --          798          --              --             --           798
Deferred compensation                        --     --          964        (964)             --             --            --
Amortisation of deferred
compensation                                 --     --           --         365              --             --           365
Unrealised gain on
available-for-sale securities                --     --           --          --              --          1,488         1,488
Net loss                                     --     --           --          --         (38,448)            --       (38,448)
                                             --     --           --          --        --------             --      --------
Comprehensive loss                           --     --           --          --              --             --       (36,960)
                                             --     --           --          --              --             --      --------
Balance at December 31, 1999             34,452     $3     $181,153     $(1,530)       $(94,466)        $1,469      $ 86,629
                                         ======     ==     ========     =======        ========         ======      ========

D.  CASH FLOW ANALYSIS

The consolidated cash flow statement of the Inhale Group, which is extracted without material adjustment from its published audited accounts for the financial year ended 31 December 1999, is set out below:


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1999
                                                                  $'000

    CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
    Net loss                                                   $ (38,448)
    Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortisation                                  6,889
    Amortisation of deferred compensation                            365
    Issuance of common stock for services                            798
    Issuance of common stock and stock options in
    connection with licensing agreements                              --
    Acquired in-process research and
    development                                                    9,890
    Changes in assets and liabilities:
    Decrease (increase) in accounts receivable, other
    current assets, and other assets                              (8,004)
    Increase (decrease) in accounts payable and accrued
    liabilities                                                   12,724
    Increase (decrease) in deferred revenue                          452
                                                               ---------
    Net cash (used in) provided by operating activities          (15,334)
    CASH FLOWS USED IN INVESTING ACTIVITIES
    Acquisition of PulmoSphere-TM- technology                    (15,288)
    Purchases of short-term investments                         (122,481)
    Sales of short-term investments                               28,658
    Maturities of short-term investments                          47,174
    Purchases of property and equipment, net                     (20,502)
                                                               ---------
    Net cash used in investing activities                        (82,439)
                                                               ---------
    CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of convertible subordinated debentures, net         104,806
    Payments of loan and capital lease and obligations               (64)
    Proceeds from tenant improvement loan                             --
    Issuance of common stock, net of issuance costs                1,545
                                                               ---------
    Net cash provided by financing activities                    106,287
    Net increase (decrease) in cash and cash equivalents           8,514
    Cash and cash equivalents at beginning of year                24,916
                                                               ---------
    Cash and cash equivalents at end of year                   $  33,430
                                                               =========

E.  NOTES TO FINANCIAL STATEMENTS

"NOTE 1 -- ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANISATION AND BASIS OF PRESENTATION

Inhale was incorporated in the State of California in July 1990 and reincorporated in the State of Delaware in July 1998. Since inception, Inhale has been engaged in the development of a system to deliver drugs to the bloodstream through the lungs by inhaling a powdered version of the drug. The system is applicable to a wide range of peptides, proteins and other molecules.

Inhale expects increasing losses over the next several years as research and development and manufacturing scale-up efforts continue, and as Inhale expands its facilities for commercial manufacturing. Management plans to continue to finance Inhale primarily through issuances of equity or debt securities, research and development contract revenue, and in the longer term, revenue from product sales and royalties.

Inhale's Board of Directors approved a two-for-one stock split which was effected as a 100% common stock dividend on 22 August, 2000 for stockholders of record as of 1 August, 2000. The stockholders also increased the number of authorised shares of common stock to 300,000,000 at the annual meeting of the stockholders. All share and per share amounts in these annual financial statements have been retroactively restated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND INVESTMENTS

Inhale considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and interest-bearing money market funds. All other liquid investments are classified as short-term investments. Short-term investments consist of federal and municipal government securities, repurchase agreements or corporate commercial paper with A1 or P1 short-term ratings and A or better long-term ratings with remaining maturities at date of purchase of greater than 90 days and less than one year. Inhale limits its concentration of risk by diversifying its investments among a variety of industries and issuers. Inhale has experienced no material losses on its investments.

At 31 December, 1999, all short-term investments are designated as available-for-sale and are carried at fair value, with material unrealised gains and losses, if any, reported in stockholders' equity. The amortised cost of securities is adjusted for amortisation of material premiums and accretion of discounts to maturity. Such amortisation, if any, is included in interest income. Realised gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

The following is a summary of available-for-sale debt securities as of 31 December, 1999:


                                                               AVAILABLE-FOR-SALE SECURITIES
                                                                            GROSS         GROSS
                                                                          UNREALISED    UNREALISED     ESTIMATED
                                                                COST         GAINS        LOSSES      FAIR VALUE
                                                                $'000        $'000         $'000         $'000
              Obligations of U.S. government agencies         $81,692       $108            --         $81,800
              U.S. corporate commercial paper                  41,081         33            --          41,114
              Repurchase agreements, secured by U.S.
                Government securities                           3,845         --            --           3,845
              Other                                             7,872         --            --           7,872
                                                                                                      ----------


                                       49



                                                               AVAILABLE-FOR-SALE SECURITIES
                                                                            GROSS         GROSS
                                                                          UNREALISED    UNREALISED    ESTIMATED
                                                                COST         GAINS        LOSSES      FAIR VALUE
                                                                $'000        $'000        $'000         $'000
                                                             -------------------------
                                                              $134,490       $141           --         $134,631
                                                             -------------------------      --        ----------
              Amounts included in cash and cash
                equivalents                                    29,822         54            --          29,876
              Amounts included in short-term investments      $104,668       $87            --         $104,755
                                                              --------       ---           ---         --------
                                                              $134,490       $141           --         $134,631
                                                               =======       ====          ===         ========

The gross realised losses and gains on the sale of debt securities available-for-sale during the year ended 31 December, 1999 were not material. At 31 December, 1999 the average portfolio duration was approximately five months, and the contractual maturity of any single investment did not exceed eleven months at 31 December, 1999.

The estimated fair value amounts have been determined by Inhale using available market information and appropriate valuation methodologies. However, market data must be interpreted to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that Inhale could realise in a current market exchange.

Inhale owns common stock in one technology company. These shares of Alliance Pharmaceutical Corp. ("Alliance") are accounted for as long-term available-for-sale securities. Due to restrictions on the sale of this stock, Inhale carried that portion of its investment in Alliance that can be sold within one year at market value, with material unrealised gains and losses, if any, reported in stockholders' equity.

That portion which cannot be sold within one year is carried at cost.

PROPERTY AND EQUIPMENT

Property and equipment consist of the following at 31 December:


                                                                                      1999
                                                                                      $'000
                              Laboratory and other equipment                         $24,317
                              Leasehold improvements                                  47,101
                              Land                                                     7,443
                                                                                   ---------
                                                                                      78,861
                                                                                   ---------
                              Less accumulated depreciation and amortisation         (15,009)
                                                                                   ---------
                                                                                     $63,852
                                                                                   =========

Property and equipment are stated at cost. Major renewals and improvements are capitalised, while maintenance and repairs are expensed when incurred. Other equipment are depreciated using the straight-line method over estimated useful lives of four to seven years. Manufacturing equipment is depreciated using the straight-line method over its useful life estimated to be ten years. Leasehold improvements and assets acquired under capital leases are amortised using the straight-line method over the shorter of an estimated useful life of fifteen years or the term of the lease.

Interest is capitalised in connection with the construction of leasehold improvements to Inhale's manufacturing facility in San Carlos, California. The capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. In 1999 Inhale had no capitalised interest cost.

COMPREHENSIVE GAIN/LOSS

Effective 1 January, 1998, Inhale adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). Inhale's other component of comprehensive gain/loss includes only unrealised gains and losses on securities held as available-for-sale and is shown in the Statement of Stockholders' Equity. Inhale has no other material components of other comprehensive loss and accordingly the comprehensive loss is the same as net loss for all periods.

REVENUE RECOGNITION

Contract revenue from collaborative research agreements is recorded when earned as the related costs are incurred. Payments received which are related to future performance are deferred and recognised as revenue when earned over future performance periods. In accordance with contract terms, upfront and milestone payments from collaborative research agreements are considered reimbursements for costs incurred under the agreements, and accordingly, are generally recognised based on actual efforts expended over the remaining terms of the agreements. Inhale's research revenue is derived primarily from clients in the pharmaceutical industry. Contract research revenue from three partners represented 71%, 10% and 9% of Inhale's revenue in 1999. Three partners accounted for 51%, 22% and 18% of Inhale's revenue in 1998 and 47%, 25% and 21% of Inhale's revenue in 1997. Costs of contract research revenue approximate such revenue and are included in research and development expenses.

STOCK-BASED COMPENSATION

As permitted by the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), Inhale continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of Inhale's employee stock options equals or exceeds the fair market value of the underlying stock on the date of grant as determined by the closing price of Inhale's common stock as quoted on the Nasdaq stock market, no compensation expense is recognised. See Note 5 for pro forma disclosures required by FAS 123.

RESEARCH AND DEVELOPMENT AGREEMENTS

Inhale performs research and development for others pursuant to feasibility agreements and development and license agreements. Under the feasibility agreements, Inhale generally is reimbursed for the cost of work performed. Feasibility agreements are designed to evaluate the applicability of Inhale's technologies to a particular molecule and therefore are generally completed in less than one year. Under Inhale's development and license agreements, the partner companies receive an exclusive license to develop, use and sell a dry powder formulation and a suitable delivery device to be developed by Inhale for one of the partner's macromolecule drugs. Under these development agreements, Inhale will be reimbursed for development costs and may also be entitled to milestone payments when and if certain development milestones are achieved. All of Inhale's research and development agreements are generally cancellable by the partner without significant financial penalty to the partner.

ACCOUNTING FOR INCOME TAXES

Inhale accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under FAS 109, the liability method is used in accounting for income taxes.

NET LOSS PER SHARE

In accordance with Financial Accounting Standard No. 128, basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Had Inhale been in a net income position, diluted earnings per share would have included the following outstanding options, warrants and convertible debentures:


                                                                YEARS ENDED 31 DECEMBER,
                                                               1999         1998       1997
                                                               '000         '000       '000
                            Warrants                              40          40         40
                            Options                            9,106       6,326      4,702
                            Convertible debentures             6,776          --         --
                                                              ------        ----       ----
                            Total                             15,922       6,366      4,742
                                                              ======       =====      =====

SEGMENT INFORMATION

Effective 1 January, 1998, Inhale adopted the FASB's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

Management has organised Inhale's business in one operating segment which includes activities related to the development of systems for the pulmonary delivery of macromolecule drugs. Inhale's operations and all of its assets are presently located in the United States and Inhale derives all of its revenues within the United States.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the 1999 presentation.

NOTE 2 -- COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

Inhale performs research and development for others pursuant to feasibility agreements and development and license agreements. Under the feasibility agreements, Inhale generally is reimbursed for the cost of work performed. Feasibility agreements are designed to evaluate the applicability of Inhale's technologies to a particular molecule and therefore are generally completed in less than one year. Under Inhale's development and license agreements, the partner companies reserve an exclusive license to develop, use and sell a dry powder formulation and a suitable delivery device to be developed by Inhale for one of the partner's macromolecule drugs. Under these development agreements, Inhale will be reimbursed for development costs and may also be entitled to milestone payments when and if certain development milestones are achieved. All of Inhale's research and development agreements are generally cancellable by the partner without significant financial penalty to the partner.

In February 1999, Inhale entered into a collaborative agreement with Biogen to develop pulmonary delivery for Biogen's AVONEX-Registered Trademark-, a drug used in the treatment of Multiple Sclerosis. Under the terms of the agreement, Inhale will receive royalties on product sales, an up-front signing fee, and up to an estimated $25 million in research and development funding and potential progress payments. Biogen will provide bulk AVONEX-Registered Trademark- to Inhale for formulation into a dry powder which is stable at room temperature. Inhale will manufacture and package the dry powder and supply inhalation devices. Biogen will be responsible for clinical trials, marketing and commercialisation. Inhale recognised revenue of $2.2 million under this agreement in 1999.

In December 1997, Inhale entered into a collaboration agreement with Eli Lilly and Company ("Lilly") to develop pulmonary delivery for an undisclosed protein based on Inhale's deep-lung drug delivery system for macromolecules. Under the terms of the agreement, Inhale will receive funding of up to $20 million in research, development and progress payments. Lilly will receive global commercialisation rights for the pulmonary delivery of the products with Inhale receiving royalties on any marketed products. Inhale will manufacture packaged powders for and supply devices to Lilly. Under this agreement Inhale recognised revenue of $1.2 million in 1999 and $0.9 million in 1998. No revenue was recognised under this agreement in 1997.

In January 1997, Inhale executed a collaboration agreement with Lilly to develop pulmonary delivery for parathyroid hormone ("PTH"). Under the terms of the agreement, Inhale will receive funding of up to $20 million of research and development and progress payments. Lilly will receive global commercialisation rights for the pulmonary delivery of the products with Inhale receiving royalties on any marketed products. Inhale will manufacture packaged powders for and supply devices to Lilly. Under this agreement, Inhale recognised revenue of $3.8 million and $3.4 million in 1998 and 1997, respectively. In late 1998, unexpected observations from a long-term test in rats of the injectable version of parathyroid hormone led Lilly to suspend further clinical development of the injectable and pulmonary versions of PTH pending further analysis.

In December 1996, Inhale entered into a collaborative agreement with Aventis Behring to develop a pulmonary formulation of alpha-1 proteinase inhibitor to treat patients with alpha-1 antitrypsin deficiency, or genetic emphysema. Under the terms of the collaboration, Aventis Behring will receive commercialisation rights worldwide excluding Japan and Inhale will receive royalties on product sales, an up-front signing fee and up to an estimated $15 million in research and development funding and milestone payments. Aventis Behring will manufacture the active ingredient for use in Inhale's delivery device. Inhale will manufacture and package the dry powder and supply inhalation devices to Aventis Behring for commercialisation and marketing. Under this agreement, Inhale recognised revenue of $3.9 million, $1.6 million and $0.9 million in 1999, 1998 and 1997, respectively.

In March 1996, Inhale entered into a collaboration agreement with Baxter Healthcare Corporation ("Baxter") to use Inhale's dry powder pulmonary delivery system as a technology platform for developing and launching therapeutic products. In connection with the collaboration, Baxter made a $20 million equity investment in Inhale at a 25% premium to the market price of Inhale stock at the time of the investment. Baxter received worldwide commercialisation rights in exchange for up to an estimated $60 million in research and development funding and milestone payments for four molecules. In October 1998, Inhale announced that it had reached an agreement with Baxter to amend their collaborative agreement to facilitate signing a new corporate partner to fund further development and commercialisation of the undisclosed compound that had been their focus since April, 1998. Baxter's obligations under this amendment expired in September, 1999. As a result, rights to the compounds reverted to Inhale and are now available for other partnering opportunities. Inhale recognised revenues associated with this program of $4.3 million, $4.0 million and $4.1 million in 1999, 1998, and 1997, respectively.

In January 1995, Inhale entered into a collaborative development and license agreement with Pfizer Inc. ("Pfizer") to develop pulmonary delivery for Inhale insulin based on Inhale's deep-lung delivery system for macromolecules. Under the terms of the agreement, Inhale will receive funding consisting of initial fees, research and development and progress payments. Upon execution of the agreement Pfizer purchased $5.0 million of Inhale common stock. In addition, in October 1996, Pfizer purchased an additional $5.0 million of Inhale common stock. Pfizer will receive global commercialisation rights for the pulmonary delivery of the products with Inhale receiving royalties on any marketed products. Inhale will manufacture Inhale insulin for, and supply devices to Pfizer. Under this agreement Inhale recognised revenue of $29.5 million, $11.1 million and $7.6 million in 1999, 1998 and 1997, respectively.

Costs associated with research and development activities attributable to these agreements are expected to approximate the revenues recognised.

NOTE 3 -- ACQUISITION OF PULMOSPHERE-TM- TECHNOLOGY

In November 1999, Inhale concluded an agreement with Alliance Pharmaceutical Corp. to acquire Alliance's PulmoSphere-TM- particle and particle processing technology for use in respiratory drug delivery. Under the terms of the agreement, Inhale received the rights to PulmoSphere-TM- technology, other related assets and Alliance stock valued at $5.0 million in exchange for $15.0 million in cash and $5.0 million of Inhale stock. The purchase price, including $387,000 of acquisition costs, has been allocated to assets acquired and to in-process research and development, which has been charged as an expense on the Statement of Operations for the year ended 31 December, 1999. Inhale's investment in Alliance and the assets acquired in connection with the PulmoSphere-TM- acquisition are recorded at their fair market value at acquisition as follows:


                                                                                             $'000
                                 Property and equipment, net.......................          $200
                                 Acquired in-process research and development charged
                                 to operations at December 31, 1999................         9,890
                                 Intellectual property, net........................         3,171
                                 Assembled workforce...............................            96
                                 Goodwill..........................................         2,030
                                                                                            -----
                                 Total cash purchase consideration.................        15,387
                                 Common stock of Alliance..........................         5,000
                                                                                            -----
                                 Total purchase consideration......................       $20,387
                                                                                          =======

Goodwill and other intangible assets are being amortised over seven years.

The purchased research and development was identified and valued through extensive interviews and discussions with appropriate management and scientific personnel and the analysis of data provided by Alliance regarding the PulmoSphere-TM- technology, its stage of development at the time of acquisition, the importance of the technology to Inhale's overall development plan, and the projected incremental cash flows from the projects when completed and any associated risks. Associated risks include the uncertainties in overcoming significant technological risks, acquiring FDA approval and establishing commercial viability.

NOTE 4 -- COMMITMENTS, LONG-TERM DEBT AND TENANT IMPROVEMENT LOAN

As of 31 December, 1999, Inhale had $108,450,000 aggregate principal amount of 6 3/4% Convertible Subordinated Debentures ("the Debentures") which will mature on 13 October, 2006 and are convertible into shares of Inhale's common stock at a conversion price of $16.00375 per share, subject to adjustment in certain circumstances. The Debentures are redeemable in part or in all at the option of Inhale on or after 13 October, 2002. Interest is payable semi-annually on 13 April and 13 October. The Debentures are unsecured subordinated obligations which rank junior in right of payment to all of Inhale's existing and future Senior Debt. Inhale had approximately $4.9 million of Senior Debt outstanding at 31 December, 1999. Costs relating to the issuance of the Debentures are recorded as long-term assets and are being amortised over the term of the debt (see Note
8).

Inhale leases its office and laboratory facilities under several arrangements expiring through the year 2012. Rent expense was approximately $2,484,000, $1,777,000 and $1,106,000 for the years ended 31 December, 1999, 1998 and 1997, respectively. In November 1997, Inhale received from the landlord of its facility in San Carlos, California a loan of $5.0 million to fund a portion of the cost of improvements made to the facility. The loan bears interest at 9.46% per annum, and principal and interest payments are payable monthly over the ten-year loan term with a balloon payment of $4.5 million at the end of the tenth year. The loan is recorded on the balance sheet as a tenant improvement loan.

Future non-cancellable commitments under operating leases and the tenant improvement loan at 31 December, 1999 are as follows:


                                                                                        TENANT
                                                                        OPERATING     IMPROVEMENT
                                                                         LEASES          LOAN
                                     YEARS ENDING 31 DECEMBER,             $'000           $'000
                                     2000                                 $1,841            $510
                                     2001                                  2,028             503
                                     2002                                  2,136             503
                                     2003                                  1,792             503
                                     2004                                  1,713             503
                                     2005 and thereafter                 $14,484          $5,974
                                                                         -------         -------
                                     Total minimum payments required     $23,994          $8,496
                                                                         -------         -------
                                     Less amount representing
                                     interest                                            (3,556)
                                     Present value of future payments                      4,940
                                     Less current portion                                   (45)
                                                                                         ------
                                     Non-current portion                                  $4,895
                                                                                         =======

NOTE 5 -- STOCKHOLDERS' EQUITY

COMMON STOCK

EMPLOYEE STOCK PURCHASE PLAN

In February 1994, Inhale's Board adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, 300,000 shares of common stock have been reserved for purchase by Inhale's employees pursuant to section 423(b) of the Internal Revenue Code of 1986. As of 31 December, 1999, no shares of common stock have been issued under the Purchase Plan.

STOCK OPTION PLANS

2000 EQUITY INCENTIVE PLAN

Inhale's 2000 Equity Incentive Plan (the "Equity Incentive Plan") was adopted by the Board in February 1994. The Equity Incentive Plan is an amendment and restatement of Inhale's 1994 Equity Incentive Plan. The purpose of the Equity Incentive Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers, consultants and employee directors of Inhale and to promote the success of Inhale's business. Pursuant to the Equity Incentive Plan, Inhale may grant or issue incentive stock options to employees and officers and non-qualified stock options, stock bonuses and rights to acquire restricted stock to consultants, employees, officers and employee directors. Options granted to non-employees are recorded at fair value based on the fair value measurement criteria of FAS 123.

The maximum term of a stock option under the Equity Incentive Plan is ten years, but if the holder of the option at the time of grant has voting power of more than 10% of Inhale's outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of incentive stock options granted under the Equity Incentive Plan must be at least equal to 100% (or 110% with respect to holders of more than 10% of the voting power of Inhale's outstanding capital stock) of the fair market value of the stock subject to the option on the date of the grant. The exercise price of non-qualified stock options, and the purchase price of restricted stock awards, granted under the Equity Incentive Plan are determined by the Board.

The Equity Incentive Plan may be amended at any time by the Board, although certain amendments would require shareholder approval. The Equity Incentive Plan will terminate in February 2010 unless earlier terminated by the Board.

1994 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

In February 1994, Inhale's Board adopted the 1994 Non-Employee Directors' Stock Option Plan (the "Non-Employee Directors' Stock Option Plan") under which options to purchase up to 400,000 shares of Inhale's common stock at the then fair market value may be granted to Inhale's non-employee directors. As of 31 December, 1999, options on 69,600 shares had been exercised and options to purchase 204,132 shares were exercisable.

2000 NON-OFFICER EQUITY INCENTIVE PLAN

Inhale's 2000 Non-Officer Equity Incentive Plan (the "2000 Plan") was adopted by the Board in August 1998. The 2000 Plan is an amendment and restatement of Inhale's 1998 Non-Officer Equity Incentive Plan. The purpose of the 2000 Plan is to attract and retain qualified personnel, to provide additional incentives to employees and consultants who are neither officers nor directors and to promote the success of Inhale's business. Pursuant to the 2000 Plan, Inhale may grant or issue non-qualified stock options, stock bonuses and rights to acquire restricted stock to employees and consultants who are neither officers or directors of Inhale.

The maximum term of a stock option under the 2000 Plan is ten years. The exercise price of stock options, and the purchase price of restricted stock awards granted under the 2000 Plan are determined by the Board. The 2000 Plan may be amended by the Board at any time.

A summary of activity under the Equity Incentive Plan, the Non-Employee Directors' Stock Option Plan and the 2000 Plan is as follows:


                                                                    OPTIONS OUTSTANDING
                                                                                                   WEIGHTED-
                                                   OPTIONS                                          AVERAGE
                                                  AVAILABLE        NUMBER      EXERCISE PRICE   EXERCISE PRICE
                                                 FOR GRANT     OF SHARES       PER SHARE        PER SHARE
                                                     `000           `000
         Balance at 31 December, 1998               3,042          6,326       $0.01-17.63            $9.24
         Shares authorised                          2,500             --        --                      --
         Options granted                           (3,150)         3,150        0.01-20.94            13.58
         Options exercised                             --           (248)       0.01-17.06             6.30
         Options cancelled                            122           (122)       5.01-17.06            13.23
                                                   ------           ----       -----------           ------

                                       55

         Balance at 31 December, 1999               2,514           9,106      $0.01-20.94           $10.76
                                                   ======           =====      ===========           ======

At 31 December, 1999, options were exercisable to purchase approximately 3,022,968 at a weighted-average exercise price of $7.46 per share.

Weighted average fair value of options granted during the year ended 31 December, 1999, was $14.17. The following table provides information regarding Inhale's stock option plans as of 31 December, 1999.


                                         OPTIONS OUTSTANDING
                                                                  WEIGHTED-
                                                                  AVERAGE
                                           WEIGHTED-AVERAGE         REMAINING             OPTIONS EXERCISABLE
    RANGE OF              NUMBER            EXERCISE PRICE        CONTRACTUAL LIFE     NUMBER       WEIGHTED-AVERAGE
EXERCISE PRICES       (IN THOUSANDS)      PER SHARE              (IN YEARS)        (IN THOUSANDS)   EXERCISE PRICE
                                                                                                    PER SHARE
        $ 0.01- 3.88      1,190                  $1.91                  5.03             992            $  2.21
          4.44- 6.00        908                   5.05                  5.60             544               5.06
          7.13- 9.82      1,486                   8.78                  6.90             598               8.46
         10.94-16.19      5,310                  14.01                  9.00             818              13.83
         17.07-20.94        212                  17.60                  8.10              70              17.42
        ------------      -----                  -----                  ----           -----            -------
        $ 0.01-20.94      9,106                 $10.76                  7.80           3,022            $  7.46
        ============      =====                  =====                  ====           =====            =======

In 1999, Inhale granted 134,200 options to employees and consultants with exercise prices below the market price of the stock on the grant date. The weighted-average exercise price and weighted-average fair value of these options as of 31 December, 1999 were $0.01 and $13.94, respectively.

Pro forma information regarding net income and earnings per share is required by FAS 123, which also requires that the information be determined as if Inhale has accounted for its employee stock options granted subsequent to 31 December, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:


                                                                     1999      1998      1997
                                                                   ------    ------    ------
                                Risk-free interest rate                5.6%      4.8%      5.7%
                                Dividend yield                         0.0%      0.0%      0.0%
                                Volatility factor                    0.600     0.700     0.578
                                Weighted average expected life     5 years   5 years   6 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Inhale's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. However, Inhale has presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

For purposes of pro forma disclosures, the estimated fair value of the options is amortised to expense over the options' vesting period, generally five years. Inhale's pro forma information follows (in thousands except for earnings per share):


                                                                            YEARS ENDED 31 DECEMBER,
                                                                          1999          1998          1997
           Pro forma net loss                                           $(48,077)     $(24,325)     $(13,168)
           Pro forma basic and diluted net loss per common share        $  (1.42)     $  (0.78)     $  (0.48)

Because FAS 123 is applicable only to options granted subsequent to 31 December, 1994, the pro forma effect of the statement will not be fully reflected until approximately the year 2000.

WARRANTS

In October 1996 Inhale issued two warrants to purchase a total of 40,000 shares of Common Stock

(20,000 shares each) at a price of $6.56 per share in connection with a facility lease. The warrants expire in October 2006 and were both outstanding and exercisable at 31 December, 1999.

STOCK COMPENSATION

Inhale recorded deferred compensation of approximately $964,000 during the year ended 31 December, 1999. Deferred compensation of $576,000 had been recorded in the year ended 31 December, 1998. These amounts represent the difference between the exercise price and the deemed fair market value of certain of Inhale's stock options granted in these periods and are being amortised to expense over the three-year vesting period of the options.

RESERVED SHARES

A total of 11,660,216 shares of common stock have been reserved for issuance at 31 December, 1999 for Inhale's equity incentive plans and the warrants.

NOTE 6 -- INCOME TAXES

As of 31 December, 1999, Inhale had federal and state net operating loss carryforwards of approximately $82,000,000 and $10,600,000, respectively. Inhale also had federal and state research and other tax credit carryforwards of approximately $2,000,000 and $2,100,000, respectively. The federal and state net operating loss and credit carryforwards will expire at various dates beginning in 2000 through 2019 if not utilised.

Utilisation of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilisation.

Significant components of Inhale's deferred tax assets for federal and state income taxes as of 31 December are as follows:


                                                                                  1999
                                                                                 --------
                                                                                  $'000
                                Deferred tax assets:
                                Net operating loss carryforwards                  $28,500
                                Research and other credits                          3,700
                                Capitalised research expenses                       1,600
                                Deferred revenue                                    1,900
                                Depreciation                                        1,300
                                Other                                               2,100
                                                                                    -----
                                Total deferred tax assets                          39,100
                                Valuation allowance for deferred tax assets      $(39,100)
                                                                                 --------
                                Net deferred tax assets                                --
                                                                                       ==

Because of Inhale's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $14,500,000 during the year ended 31 December, 1999.

NOTE 7 -- STATEMENT OF CASH FLOWS DATA


                                                                                           1999
                                                                                           ----
                                                                                           $'000
                              Supplemental disclosure of cash flows information:
                              Interest paid                                                $  470
                                                                                           ------
                              Supplemental schedule of non-cash investing and financing
                              activities:
                              Deferred compensation related to the issuance of
                              certain stock options                                        $  964
                                                                                           ------
                              Issuance of common stock to Alliance                         $5,000
                                                                                           ------
                              Issuance of common stock and options in connection with
                              licensing agreement                                              --
                                                                                           ======

NOTE 8 -- SUBSEQUENT EVENTS (UNAUDITED)

In February 2000, Inhale received $222.4 million in net proceeds from the issuance of $230.0 million aggregate principal amount of convertible subordinated notes to certain qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. Interest on the notes accrues at a rate of 5% per year, subject to adjustment in certain circumstances. The notes will mature in 2007 and are convertible into shares of Inhale's common stock at a conversion price of $38.355 per share, subject to adjustment in certain circumstances.

In February 2000, Inhale entered into privately negotiated agreements with certain holders of its outstanding 6 3/4% convertible subordinated debentures privately placed in October and November 1999, providing for the conversioN of approximately $94.2 million aggregate principal amount of the outstanding debentures in exchange for cash payments of approximately $16.2 million in the aggregate. As a result of these transactions, the $94.2 million of convertible debentures were converted into approximately 5.9 million shares of Inhale common stock. Inhale will no longer have interest payment obligations on the debentures that were converted.


RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2000

On 23 October, 2000, Inhale released its results for the nine months ended 30 September, 2000. The information included below has been extracted from the text of that announcement.

"(Nasdaq: INHL) today announced its financial results for the third quarter ended September 30, 2000. Inhale reported contract research revenue of $14.1 million for the three months ended September 30, 2000, compared to $10.6 million in the same period in 1999. For the nine months ended September 30, 2000, contract research revenue was $38.5 million, compared to $28.3 million during the first nine months of 1999. The increase in revenue reported is due primarily to continuing increases in activity under Inhale's existing collaborative agreements.

For the three months ended September 30, 2000, Inhale reported a net loss of $13.2 million or $(0.31) per share. The results for the third quarter, excluding a charge for non-cash compensation, was a net loss of $12.2 million or $(0.29) per share. Inhale's net loss during the corresponding period of 1999 was $7.0 million or $(0.21) per share. The non-cash compensation charge recorded during the three month period ended September 30, 2000 of $1.0 million or $(0.02) per share was associated with the accounting for stock options.

For the nine months ended September 30, 2000 Inhale reported a net loss of $57.8 million or $(1.42) per share. Excluding the charges described below, Inhale's results would be a net loss of $35.1 million or $(0.86) per share. The results exclude a one-time net interest charge of $15.2 million $(0.37) per share incurred during the first quarter as a premium to convert $98.7 million of debentures into approximately 6.2 million shares of common stock, a one-time charge of $2.3 million or $(0.06) per share resulting from purchased in-process research and development, and $5.2 million or $(0.13) per share resulting from non-cash compensation charges. Inhale's net loss for the corresponding period of 1999 was $18.3 million or $(0.54) per share.

The increase in expenses and net operating loss in the first nine months of 2000 as compared to the prior year is primarily attributed to increased spending related to the scale-up of technologies and the continuing development of global manufacturing capabilities in order to support Phase III Inhaleable insulin trials and commercial production.

INCYTE CEO ROY A. WHITFIELD JOINS INHALE BOARD OF DIRECTORS

Inhale also announced today the appointment of Roy A. Whitfield, CEO of Incyte Genomics, Inc., as a new member of Inhale's Board of Directors. Mr. Whitfield is replacing Mark Gabrielson who is retiring from Inhale's Board. "Mark was one of our early venture capital investors, and we appreciate the support and guidance that he has provided us as we have grown Inhale," said Robert Chess, Chairman, Inhale.

Mr. Whitfield pioneered the genomic information business by co-founding Incyte in 1991. With more than 20 years of experience, he has a varied and extensive background in innovative business strategy development and execution. Mr. Whitfield is also a member of the Board of Directors for Aurora Biosciences Corp. and the Biotechnology Industry Organization (BIO). A native of Crewe, England, Mr. Whitfield earned a bachelor's degree in mathematics from Oxford University and an MBA with distinction from Stanford University.

"We are excited about Roy joining our board. At Incyte, he has built one of the pioneering companies in the genomics field. Roy's experience in strategy development and creative partnering arrangements will prove valuable to Inhale as we continue to grow our company," concluded Chess.

REAL ESTATE TRANSACTION

Inhale also announced today the completion of a build-to-suit lease transaction involving property purchased by Inhale two years ago across the street from its current headquarters facility. Inhale has sold, transferred and contributed its interest in this property along with the improvements to a partnership venture, in which Inhale is a 49% limited partner, that will lease back the building to Inhale. The transaction could provide up to $51 million of financing for capital improvements. The building on this site will provide additional laboratory and office space for Inhale. Inhale's headquarters address will not change. Terms of the transaction can be reviewed in the Form 8-K filed with the Securities and Exchange Commission.

FINANCING TRANSACTIONS

On 17 October, Inhale completed its previously announced offering of $200 million of 3.5% convertible subordinated notes. The terms of the notes are as set forth in the announcement of the offering filed with the Securities and Exchange Commission on Form 8-K.

Inhale also today announced that it has entered into privately negotiated agreements with certain holders of its outstanding 5% convertible subordinated notes privately placed in February 2000, and as of this date have secured agreements to convert approximately $105 million of the notes into 2.7 million shares of common stock. The cost to convert these notes is estimated at $16 million.

Inhale is pioneering drug delivery systems to easily deliver a range of inhaleable drugs, including peptides, proteins and small molecules, to the deep lung for treatment of systemic and respiratory diseases. Inhale's Inhance-TM-drug delivery platform technology combines innovations in powder technology and inhaling devices to enable efficient and reproducible delivery of inhaleable drugs. Inhale has development partnerships with several major pharmaceutical and biotechnology companies, including Pfizer, Aventis Behring (formerly Centeon), Biogen and Lilly. Inhale's most advanced program is inhaleable insulin, sponsored by Pfizer, which is in Phase III human clinical trials.

This release contains forward-looking statements that reflect management's current views as to Inhale's future products, product developments, manufacturing scale-up, and other future events and operations. These forward-looking statements involve uncertainties and other risks that are detailed in Inhale's reports and other filings with the Securities and Exchange Commission, including its Form 10-K and 10-KA for the year ending Dec. 31, 1999. Actual results could differ materially from these forward-looking statements."

                                     INHALE
                            CONDENSED BALANCE SHEETS
                                 (In thousands)

                                                                               SEPT 30,     DECEMBER 31,
                                                                               - 2000      - 1999.
                                                                              (UNAUDITED)
                                                                                                  *
                            ASSETS
                            Current assets:
                            Cash, cash equivalents and short-term
                            investments                                       $  280,914     $ 138,185
                            Other current assets                                   7,730         9,133
                                                                              ----------     ---------
                            Total current assets                                 288,644       147,318
                            Property and equipment, net                          101,472        63,852
                            Equity Investment in Alliance Pharmaceutical
                            Corp.                                                 16,314         6,328
                            Deposits and other assets                             13,895         9,308
                                                                              ----------     ---------
                                                                              $  420,325     $ 226,806
                                                                              ==========     =========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
                            Current liabilities:
                            Accounts payable and accrued liabilities          $   17,158     $  20,268
                            Deferred revenue                                       4,361         4,811
                                                                              ----------     ---------
                            Total current liabilities                             21,519        25,079
                            Convertible subordinated debentures                  237,760       108,450
                            Accrued rent                                           2,010         1,753
                            Other long-term liabilities                            4,867         4,895
                            Stockholders' equity:
                            Common stock                                         296,738       181,156
                            Deferred compensation                                 (2,081)       (1,530)
                            Accumulated other comprehensive gain                  11,772         1,469
                            Accumulated deficit                                 (152,260)      (94,466)
                                                                              ----------     ---------
                            Total stockholders' equity                           154,169        86,629
                                                                              ----------     ---------
                                                                              $  420,325     $ 226,806
                                                                              ==========     =========

----------
(*) The balance sheet at December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.


                                     INHALE
                       CONDENSED STATEMENTS OF OPERATIONS
                   (In thousands except per share information)


                                                                THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                   SEPTEMBER 30                SEPTEMBER 30
                                                                    (UNAUDITED)                 (UNAUDITED)
                                                                 2000            1999        2000         1999
              Contract research revenue                        $ 14,061        $ 10,628    $ 38,483     $ 28,285
              Operating costs and expenses:
              Research and development                           26,933          16,084      74,797       43,413
              General and administrative                          3,066           2,177       9,696        5,374
              Purchased in-process research and development          --                       2,292
                                                               --------        --------    --------     --------
              Total operating costs and expenses                 29,999          18,261      86,785       48,787
                                                               --------        --------    --------     --------
              Loss from operations                              (15,938)         (7,633)    (48,302)     (20,502)
                                                               --------        --------    --------     --------
              Other income                                          752              --         752           --
              Interest income/(expense), net                      1,971             588     (10,244)       2,228
                                                               --------        --------    --------     --------
              Net loss                                         $(13,215)       $ (7,045)   $(57,794)    $(18,274)
                                                               ========        ========    ========     ========
              Basic and diluted net loss per common share      $  (0.31)       $  (0.21)   $  (1.42)    $  (0.54)
                                                               ========        ========    ========     ========
              Shares used in computing basic and diluted
              net loss per common share                          42,266          34,000      40,742       33,920"
                                                               ========        ========    ========     ========

                                  APPENDIX III
                   FINANCIAL INFORMATION RELATING TO BRADFORD

The financial information contained in this Appendix III is extracted without material adjustment from the audited accounts of Bradford for the years ended 31 May 2000, 31 May 1999 and 31 May 1998.

The financial information contained in this Appendix III does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the three years ended 31 May 2000, on which unqualified audit reports have been given by the Company's auditors, have been delivered to the Registrar of Companies.

PROFIT AND LOSS ACCOUNT

The profit and loss accounts for the three financial years ended 31 May 2000 are set out below:


                                                     NOTE        YEAR ENDED          Year ended        Year ended
                                                                31 MAY 2000         31 May 1999       31 May 1998
                                                                          L                   L                 L
Turnover                                                2            615,420            1,305,780        1,025,980

Other operating income                                  3             36,673              96,614            62,226
Raw materials and consumables                                       (137,131)            (94,126)         (151,843)
Staff costs:
   Wages and salaries                                               (748,829)           (434,056)         (314,286)
   Social security costs                                             (68,861)            (38,424)          (27,971)
   Other pension costs                                               (99,805)            (60,476)          (46,223)
Depreciation                                                        (168,606)           (165,506)         (125,429)
Other operating charges                                             (639,143)           (520,621)         (358,606)

                                                                     -------             -------           -------
OPERATING (LOSS)/PROFIT                                 4         (1,210,282)             89,185            63,848
Interest receivable and similar income                  7              4,358               5,670            15,011
Interest payable and similar charges                    7            (13,209)                  -                 -

                                                                     -------             -------           -------
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE
TAXATION                                                          (1,219,133)             94,855            78,859
Tax on (loss)/profit on ordinary activities             8             88,979             (22,984)          (18,485)

                                                                     -------             -------           -------
RETAINED (LOSS)/PROFIT FOR THE FINANCIAL YEAR                     (1,130,154)             71,871            60,374
                                                                     =======             =======           =======

BALANCE SHEET

The balance sheet for the year ended 31 May 2000 is set out below:


                                                 NOTES                                     2000
                                                                                       L                   L
FIXED ASSETS
Tangible assets                                      9                                             1,196,764

CURRENT ASSETS
Debtors                                             10                           171,446
                                                                                --------
                                                                                 171,446

CREDITORS: amounts falling due within one year      11                          (993,628)

                                                                                --------
NET CURRENT (LIABILITIES)/ASSETS                                                                    (822,182)

                                                                                                    --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                                                374,582
Provisions for liabilities and charges              12                                                     -

                                                                                                    --------
NET ASSETS                                                                                           374,582

                                                                                                    ========
CAPITAL AND RESERVES
Called up equity share capital                      13                                               181,851
Share premium account                               14                                             1,143,891
Profit and loss account                             14                                              (951,160)

                                                                                                    --------
EQUITY SHAREHOLDERS' FUNDS                          15                                               374,582
                                                                                                    ========

CASH FLOW STATEMENT

The cash flow statement for the year ended 31 May 2000 is set out below:


                                                                      NOTE                 2000
                                                                                              L
Net cash outflow from operating activities                                              (659,494)

Returns on investments and servicing of finance                         18                  (349)
Taxation                                                                                 (12,085)
Capital expenditure                                                     18              (964,633)
                                                                                         -------
Cash outflow before use of liquid resources and financing                             (1,636,561)
Financing                                                               18             1,170,741

                                                                                         -------
Decrease in cash                                                                        (465,820)

                                                                                         =======


RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                      NOTE                 2000
                                                                                              L
Decrease in cash                                                                        (465,820)
Overdraft at 1 June 1999                                                                (174,992)

                                                                                         -------
OVERDRAFT AT 31 MAY 2000                                                19              (640,812)
                                                                                         =======


RECONCILIATION OF OPERATING (LOSS)/PROFIT TO
NET CASH OUTFLOW FROM OPERATING ACTIVITIES


                                                                                            2000
                                                                                               L
Operating loss                                                                        (1,210,282)
Depreciation charge                                                                      168,606
Decrease in provisions                                                                         -
Decrease in debtors                                                                      328,677
Increase in creditors                                                                     53,505

                                                                                         -------
Net cash outflow from operating activities                                              (659,494)
                                                                                         =======

NOTES TO THE ACCOUNTS


1      ACCOUNTING POLICIES


       The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company's financial statements.


       BASIS OF PREPARATION


       The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

       TURNOVER


       Turnover comprises the invoiced value of equipment sold, receipts in respect of the granting of licence rights together with collaboration, consultancy and similar payments.


       GRANTING OF LICENCE RIGHTS


       Receipts in respect of the granting of licence rights or options to purchase licence rights to industry partners or other third parties are recognised in the profit and loss account in the year in which they are receivable.



       COLLABORATION, CONSULTANCY AND SIMILAR PAYMENTS


       Amounts receivable from industry partners in relation to contributions to research activities or specific technology applications are recognised in the profit and loss account over the period of collaboration in order to match the expenditure profile.


       GRANT INCOME


       Grants are recognised in the profit and loss account so as to match them with the expenditure towards which they are intended to contribute providing the conditions for their receipt have been complied with.


       RESEARCH AND DEVELOPMENT EXPENDITURE


       Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

       DEPRECIATION


       Depreciation is provided by the company to write off the cost less estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives, as follows:


       Leasehold improvements              -       Lease term

       Research plant and equipment        -       2 - 9 years

       Office equipment                    -       3 years

       No depreciation is provided on assets in the course of construction.

       TAXATION


       The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual liability will crystallise in the foreseeable future.


       WARRANTY PROVISIONS


       Where a warranty is provided in relation to prototype and test equipment sold, provision is made for the commitment on each specific sale, having regard to the level of innovation in the product.

       PENSIONS


       The company operates a self administered defined contribution scheme for its executive directors. Contributions are charged to the profit and loss account when payable.


       The company also operates a defined contribution scheme for other staff. Contributions are independently administered by an insurance company and are charged to the profit and loss account when payable.

2      TURNOVER


       The geographical analysis of turnover, which arises from the principal activities of the company is as follows:

       Analysis of turnover by geographical market:

                                                                             2000               1999                 1998
                                                                                L                  L                    L
       United Kingdom                                                     438,881            743,111              362,271
       Other Europe                                                        95,925            449,176              663,709
       USA                                                                 59,014             93,493                    -
       Asia                                                                21,600             20,000                    -
                                                                         --------            -------              -------
                                                                          615,420          1,305,780            1,025,980
                                                                         ========            =======              =======

       Analysis of turnover by category:


                                                                             2000               1999                 1998
                                                                                L                  L                    L
       Equipment sales                                                     45,850                  -              274,313
       Collaboration, consultancy and similar payments                    562,070            675,780              251,667
       Granting of licences                                                 7,500            630,000              500,000
                                                                         --------            -------              -------
                                                                          615,420          1,305,780            1,025,980
                                                                         ========            =======              =======



3      OTHER OPERATING INCOME

                                                                             2000                1999                 1998
                                                                                L                   L                    L
       Grant income                                                        36,673              96,356               60,474
       Other                                                                    -                 258                1,752
                                                                         --------             -------              -------
                                                                           36,673              96,614               62,226
                                                                         ========             =======              =======

4      OPERATING (LOSS)/PROFIT


                                                                             2000               1999                 1998
                                                                                L                  L                    L
       OPERATING (LOSS)/PROFIT IS STATED AFTER CHARGING:

       Auditors' remuneration:

                Audit                                                      12,000             12,000                4,500
                Other services                                              3,600              3,450                2,500
       Operating lease rentals:
                Property                                                   64,343             44,004               33,720
                Motor vehicles                                                  -             15,469               18,496
       Depreciation                                                       168,606            165,506              125,428
                                                                         ========            =======              =======

5      DIRECTORS' EMOLUMENTS


                                                                            2000                1999                 1998
                                                                               L                   L                    L
       Remuneration                                                      264,958             150,249              134,046
       Pension contributions                                              47,155              31,850               28,567
                                                                        --------            --------             --------
                                                                         312,113             182,099              162,613
                                                                        ========            ========             ========

6      STAFF NUMBERS


       The average number of persons employed by the company (including directors) during the year, was as follows:


                                                                           2000                 1999                 1998

       Research and administration                                           25                   15                   10
                                                                        ========            ========             ========


7      INTEREST


                                                                           2000                 1999                 1998
                                                                              L                    L                    L

       Bank interest receivable                                           4,358                5,670               15,011
       Bank interest payable                                            (13,209)                   -                    -
                                                                        --------            --------             --------
                                                                         (8,851)               5,670               15,011
                                                                        ========            ========             ========

8      TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES


                                                                           2000                 1999                 1998
                                                                              L                    L                    L
       Corporation tax @ 20% (1999 and 1998: 21%)
            - current year                                              (12,085)              13,250                5,050
            - prior year                                                 (1,165)              (2,128)                (432)
       Deferred tax
            - current year                                              (75,207)              10,156               13,867
            - prior year                                                   (522)               1,706                    -

                                                                        --------            --------             --------
                                                                        (88,979)              22,984               18,485
                                                                        ========            ========             ========


       Tax losses available to be set off against future profits of the company amount to approximately L2,200,000 (1999 and 1998: Lnil).

9      TANGIBLE FIXED ASSETS


                                           ASSETS IN THE       RESEARCH             OFFICE              TOTAL
                                               COURSE OF      PLANT AND          EQUIPMENT
                                            CONSTRUCTION      EQUIPMENT
                                                       L              L                  L                  L
       COST
       At beginning of year                       47,361        672,814             36,216             756,391
       Additions                                 861,851         73,721             51,151             986,723

                                                 -------        -------            -------             -------

       At end of year                            909,212        746,535             87,367           1,743,114

                                                 -------        -------            -------             -------
       DEPRECIATION
       At beginning of year                            -        351,009             26,735             377,744
       Charge for year                                 -        154,929             13,677             168,606

                                                 -------        -------            -------             -------
       At end of year                                  -        505,938             40,412             546,350

                                                 -------        -------            -------             -------
       NET BOOK AMOUNT
       AT 31 MAY 2000                            909,212        240,597             46,955           1,196,764
                                                 =======        =======            =======             =======

10     DEBTORS


                                                                                                        2000
                                                                                                           L
       Trade debtors                                                                                 111,153
       Other debtors                                                                                  20,511
       Prepayments and accrued income                                                                 39,782

                                                                                                     -------
                                                                                                     171,446
                                                                                                     =======

11     CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                                                                                           2000
                                                                                                              L
       Bank loans and overdrafts                                                                        640,812
       Trade creditors                                                                                  118,062
       Other creditors, including other taxation                                                         24,323
       and social security
       Accruals and deferred income                                                                     210,431

                                                                                                        -------
                                                                                                        993,628
                                                                                                        =======


12     PROVISIONS FOR LIABILITIES AND CHARGES


                                                                                                      DEFERRED
                                                                                                           TAX
                                                                                                             L
       At 1 June 1999                                                                                   75,729
       Credit in the year                                                                              (75,729)

                                                                                                       -------
       At 31 May 2000                                                                                        -
                                                                                                       =======


13     CALLED UP EQUITY SHARE CAPITAL


                                                             2000           1999            2000           1999
                                                           Number         Number               L              L
       AUTHORISED
       Ordinary shares of L1 each                               -         10,000               -         10,000
       "A" shares of L1 each                                    1              -               1              -
       Ordinary shares of 10p each                      1,899,990              -         189,999              -

                                                          =======        =======         -------        -------
                                                                                         190,000         10,000
                                                                                         =======        =======

       ALLOTTED, CALLED UP AND FULLY PAID
                                                          Number          Number              L             L
       Ordinary shares of L1 each                              -           1,000              -         1,000
       "A" shares of L1 each                                   1               -              1             -
       Ordinary shares of 10p each                     1,818,500               -        181,850             -
                                                         =======         =======        -------       -------
                                                                                        181,851         1,000
                                                                                        =======       =======

       On 22 July 1999, a special resolution was passed subdividing each ordinary share of L1 each in the issued and authorised but unissued share capital of the company into ten ordinary shares of 10 pence each.

       On 22 July 1999, a special resolution was passed to increase the authorised share capital of the company to L190,000, divided into 1,899,990 10p ordinary shares and one "A" share of L1 each.

       On 22 July 1999, a special resolution was passed under which L169,000 of the company's profit and loss account was capitalised and 1,690,000 ordinary shares of 10 pence each were allotted and issued, credited as paid up in full, to the shareholders of the company in proportion to their existing shareholdings.

       Following the issue of an offer for subscription in July 1999, the company issued 118,500 ordinary shares of 10p each at a price of L10 per share, raising L1,185,000 less expenses.


14     RESERVES


                                                                            SHARE PREMIUM         PROFIT AND LOSS
                                                                                  ACCOUNT                 ACCOUNT
                                                                                        L                       L
       At 1 June 1999                                                                   -              332,994
       Capitalisation of reserves (note 13)                                             -             (169,000)
       Transfer of prior year expenses on share issue                             (15,000)              15,000
       Retained loss for financial year                                                 -           (1,130,154)
       Premium on shares issued during the year (net of current year            1,158,891                    -
       expenses)

                                                                                  -------              -------
       AT 31 MAY 2000                                                           1,143,891             (951,160)
                                                                                  =======              =======



15     RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS


                                                                                                        2000
                                                                                                           L
       Opening shareholders' funds                                                                   333,994
       Retained loss for the financial year                                                       (1,130,154)
       New equity share capital subscribed (net of current year expenses)                          1,170,742
                                                                                                     -------
       CLOSING SHAREHOLDERS' FUNDS                                                                   374,582
                                                                                                     =======

16     COMMITMENTS


       Capital commitments authorised and contracted for at the balance sheet date but not provided for within the accounts amounted to Lnil.

       Annual commitments under non-cancellable operating leases are as follows:


                                                                                                        2000
                                                                                                           L
       PROPERTY LEASES TERMINATING:
       Within one year                                                                                 9,126
       In one to two years                                                                                 -
       In the second to the fifth years inclusive                                                     14,777
       After five years                                                                               51,075
                                                                                                     =======

17     POST BALANCE SHEET EVENT


       Since 31 May 2000, a contract has been signed for a licence agreement with a major US pharmaceutical company, which will trigger an upfront licence fee of L1.9m, payable in October 2000.


18     GROSS CASH FLOW


                                                                                                        2000
                                                                                                           L
       RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
          Interest received                                                                            4,358
          Interest paid                                                                               (4,707)

                                                                                                     -------
                                                                                                        (349)
                                                                                                     =======

       CAPITAL EXPENDITURE
          Payments to acquire tangible fixed assets                                                 (964,633)
                                                                                                    ========

       FINANCING
          New equity share capital subscribed                                                      1,185,000
          Expenses paid in connection with share issues                                              (14,259)

                                                                                                     -------
                                                                                                   1,170,741
                                                                                                     =======

19     ANALYSIS OF NET DEBT


                                                          At 1 June 1999        Cash flow       AT 31 MAY 2000
                                                                       L                L                    L
       Overdrafts                                               (174,992)        (465,820)            (640,812)
                                                                 =======          =======              =======

20     RELATED PARTY TRANSACTIONS


       During the year ended 31 May 2000 the University of Bradford, which has an interest in the share capital of Bradford, charged Bradford L36,000 for research activities and L38,034 for salary costs. Bradford also made sales of L63,332 to the University of Bradford.

       During the year ended 31 May 1999 the University of Bradford, which has an interest in the share capital of Bradford, charged Bradford L36,000 (1998: L36,000) for research activities and L43,442 (1998: L40,544) for salary costs. Bradford also received management fees of Lnil (1998:
       L2,500) from, and made sales of L10,113 (1998: L3,000) to the University of Bradford.

                                   APPENDIX IV
                             ADDITIONAL INFORMATION

1.     RESPONSIBILITY FOR INFORMATION IN THIS DOCUMENT

       (a) The Inhale Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document other than that relating to Bradford, the Bradford Directors and members of their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Inhale Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

       (b) The Bradford Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to Bradford, the Bradford Directors and members of their immediate families, related trusts and controlled companies. To the best of the knowledge and belief of the Bradford Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     DIRECTORS

       (a)        The directors of Inhale are:


                    Robert B. Chess             (Chairman)
                    Ajit S. Gill                (President and Chief Executive Officer)
                    James B. Glavin             (Director)
                    Irwin Lerner                (Director)
                    John S. Patton              (Director, Vice President)
                    Melvin Perelman             (Director)
                    Roy A. Whitfield            (Director)

                    In addition, the following are executive officers of Inhale:


                    Stephen L. Hurst            (General Counsel and Secretary)
                    Brigid A. Makes             (Vice President of Finance and Administration and Chief
                                                 Financial Officer)

              The business address of each of such director is 150 Industrial Road, San Carlos, California 94070-6256.

              ROBERT B. CHESS has served as Chairman of the Board since April 1999. Mr Chess served as Co-Chief Executive Officer from August 1998 to April 2000. Mr Chess served as President from December 1991 to August 1998 and as Chief Executive Officer from May 1992 to September 1998. Mr Chess was appointed as a Director in May 1992. From September 1990 until October 1991, he was an Associated Deputy Director in the White House Office of Policy Development. In March 1987, Mr Chess co-founded Penederm Incorporated, a topical determatological drug delivery company, and served as its President until February 1989. He left Penederm in October 1989. Prior to co-founding Penederm, Mr Chess held management positions at Intel Corp., a semiconductor manufacturer, and Metaphor, a computer software company (acquired by International Business Machines). Mr Chess holds a BS in Engineering from the California Institute of Technology and an MBA from the Harvard Business School.

              AJIT S. GILL has served as Chief Executive Officer since April 2000, as President since April 1999, and as a Director since April 1998. Mr Gill served as Co-Chief Executive Officer from August 1998 to April 2000. Mr Gill served as Chief Operating Officer from October 1996 to August 1998 and Chief Financial Officer from January 1993 until October 1996. Before joining Inhale, Mr Gill was Vice-President and General Manager of Kodak's Interactive Systems division. Mr Gill has served as Chief Financial Officer for TRW-Fujitsu, Director of Business Development for Visicorp, and as start-up President for three high technology companies. He has an MS in Electrical Engineering from the University of Nebraska, and holds an MBA from the University of Western Ontario.

              JAMES B. GLAVIN has been a director since May 1993. Mr Glavin is Chairman of the Board of The Immune Response Corporation, a biotechnology company. He was President and Chief Executive Officer of the Immune Response Corporation from 1987 until September 1994. From 1987 to 1990, Mr Glavin served as Chairman of the Board of Smith Laboratories, Inc. and was President and Chief Executive Officer from 1985 to 1989. From 1983 to 1985 he served as Chairman of the Board of Genetic Systems Corporation, a biotechnology company, and as its President and Chief Executive Officer from 1981 to 1983. Mr Glavin is a director of The Meridian Fund and Avanir Pharmaceuticals.

              IRWIN LERNER has been a Director since April 1999. Mr Lerner served as Chairman of the Board of Directors and of the Executive Committee of Hoffmann-La Roche Inc., a pharmaceutical and healthcare company from January 1993 until his retirement in September 1993, and from 1980 to December 1992 also served as President and Chief Executive Officer. Since September 1995, Mr Lerner has served on the Board of Medarex Inc, a monoclonal antibodies products company, and became Chairman of the Board in May 1997. Mr Lerner served as the Chairman of the Board of Sequana Therapeutics Inc., a biotechnology company, from May 1995 until Sequana merged with Arris Pharmaceuticals Inc., a pharmaceutical company, to form Axys Pharmaceuticals, Inc. in January 1998 and has served on the Board of Axys since then. Mr Lerner served for 12 years on the Board of the Pharmaceutical Manufacturers' Association where he chaired the Association's FDA Issues Committee. Mr Lerner received a B.S and an MBA from Rutgers University. He is currently Distinguished Executive-in-Residence at Rutgers University Graduate School of Management. Mr Lerner is also a director of Public Service Enterprise Group Incorporated, a diversified public utility holding company, Humana Inc., a healthcare company, Covance, Inc., a contract drug development company, and V.I. Technologies, Inc., a blood products company.

              JOHN S PATTON, PH.D, a co-founder of Inhale has been Vice President, Research since December 1991 and a Director since July 1990. He served as President of Inhale from its incorporation in July 1990 to December 1991. From 1985 to 1990, Dr Patton was a Project Team Leader with Genentech, Inc., a biotechnology company, where he headed their non-invasive drug delivery activities. Dr. Patton was on the faculty of the Marine Science and Microbiology Departments at the University of Georgia from 1979 to 1985, where he was granted tenure in 1984. Dr. Patton received a BS in Zoology and Biochemistry from Pennsylvania State University, an MS from the University of Rhode Island, a PhD in Biology from the University of California, San Diego and received post doctorate fellowships from Harvard Medical School and the University of Lund, Sweden both in biomedicine.

              MELVIN PERELMAN, PhD has been a Director since January 1996. Dr Perelman spent 36 years at Eli Lilly & Company, most recently as Executive Vice-President and President of Lilly Research Laboratories, a position which he held from 1986 until his retirement in 1993. Dr Perelman served as President of Lilly International from 1976 until 1986. He was a member of the Board of Directors of Lilly from 1976 until 1993. Dr Perelman is a member of the Board of Directors of Immusol, Inc. and of The Immune Response Corporation.

              ROY A. WHITFIELD has been a Director since August 2000. Mr Whitfield is a member of the Board of Directors of Incyte Genomics, Inc., a genomic information company, which he co-founded in 1991, and since June 1993 has served as Chief Executive Officer. He also served as President of Incyte from June 1991 until January 1997 and as Treasurer from

              April 1991 until October 1995. From 1984 to 1989, Mr Whitfield held senior operating and business development positions with Technicon Instruments Corporation, a medical instrumentation company, and its predecessor company, CooperBiomedical Inc, a biotechnology and medical diagnostics company. Prior to his work at Technicon, Mr Whitfield spent seven years with the Boston Consulting Group's international consulting practice. Mr Whitfield received a BS in mathematics from Oxford University and an MBA from Stanford University. Mr Whitfield also serves as a director of Aurora Biosciences Corp, a biotechnology company, and the Biotechnology Industry Organisation (BIO).

              STEPHEN L HURST has been General Counsel and Secretary since August 1998. Mr Hurst served as Vice President, Intellectual Property and Licensing from March 1994 to August 1998. From July 1990 to February 1994, Mr Hurst was in private law practice and consulted with COR Therapeutics, Inc, a biotechnology company, on intellectual property and business development issues. From November 1987 to June 1990, he was the Campus Patent Coordinator for the University of California, San Francisco. He also worked as an Associate Counsel at Townsend & Townsend, a San Francisco based law firm. He received a BS degree in Environmental Science from the University of California at Berkeley and his JD from Golden Gate University in San Francisco.

              BRIGID A. MAKES has served as Vice President of Finance and Administration and Chief Financial Officer since June 1999. From 1998 until joining Inhale, Ms Makes served as Vice President, Chief Financial Officer and Treasurer for Oravax, Inc, a life sciences company. From 1992 to 1998, Ms Makes served in various management positions for Haemonetics Corporation, a developer of automated blood processing systems, including from 1995 to 1998, Vice President Finance, Chief Financial Officer and Treasurer. Ms Makes holds a Bachelor of Commerce degree from McGill University in Finance and International Business and an MBA from Bentley College.

       (b)    The directors of Bradford are:


                     Nicholas Andrew                 (Non-executive Director)
                     Sir Christopher Benson          (Chairman)
                     Mazen Hanna                     (Principal Scientist)
                     Gwynfor Humphreys               (Managing Director)
                     Carole Nicholson                (Finance Director)
                     Peter York                      (Deputy Chairman and Chief Scientist)

              The business address of each such director is 69 Listerhills Science Park, Campus Road, Bradford, West Yorkshire BD7 1HR.

3.     IRREVOCABLE UNDERTAKINGS

       Irrevocable undertakings to accept the Offer have been given in respect of, in aggregate, 1,895,057 Bradford Shares, representing approximately
       92.69 per cent. of the current issued share capital of Bradford. These undertakings remain binding should a higher competing offer be made for Bradford. The undertakings also apply to any other Bradford Shares attributable to or derived from such shares while the Offer remains open for acceptance.


                        NAME OF REGISTERED        NUMBER OF BRADFORD SHARES   NUMBER  OF  BRADFORD   SHARES  UNDER
                       BRADFORD SHAREHOLDER                                   OPTION
                    Gwynfor Humphreys            442,000 ordinary shares                     1,817

                    Peter York                   442,000 ordinary shares                     1,817

                    Mazen Hanna                  442,000 ordinary shares                     1,817

                    University of Bradford       374,000 ordinary shares                       0


                                       74


                    3i Group plc                 127,119 A ordinary shares                     0

                    3i Group plc                 42,373 ordinary shares                        0

                    Christopher Benson           20,000 ordinary shares                      2,994

                    Carole Nicholson             5,565 ordinary shares                       2,556

       TOTAL                                     1,895,057                                   11,001

4.     SHAREHOLDINGS AND DEALINGS

       (a)    Definitions:

       In this paragraph:

              (i) "disclosure period" means the period commencing on 13 November 1999 (being the date 12 months prior to commencement of the Offer Period) and ending on 20 December 2000 (being the latest practicable date before the posting of this document);

              (ii) "relevant securities" means Bradford Shares and/or securities convertible into, rights to subscribe for, options (including traded options) in respect of, and derivatives referenced to Bradford Shares and securities in Inhale;

              (iii)  references to an "associate" are to:

                     (a) Subsidiaries and associated companies of Inhale or, as the case may be, Bradford and companies of which any such subsidiaries or associated companies are associated companies;

                     (b) Banks, financial and other professional advisers (including stockbrokers) to Inhale or, as the case may be, Bradford or a company covered in paragraph
                            (a) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

                     (c) the Inhale Directors or, as the case may be, Bradford Directors and the directors of any company covered in paragraph (a) above (together, in each case, with their close relatives and related trusts); and

                     (d) the pension funds of Inhale or, as the case may be, Bradford or a company covered in paragraph (a) above;

              (iv) "derivative" includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

              (v) references to a "bank" do not apply to a bank whose sole relationship with Inhale or Bradford or a company covered in paragraph (iii)(a) above is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work; and

              (vi) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of "associated company" status and "control" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) DE FACTO control.

       (b)    Inhale

              (i) As at the close of business on 20 December 2000 (being the latest practicable date prior to the posting of this document), the interests (all of which are beneficial) in the share capital of Inhale of the Inhale Directors, their immediate families and related trusts which would have been notified to Inhale pursuant to Sections 324 or 328 of the Act if Inhale were subject thereto and which would be required to be entered in the register maintained under the provisions of Section 325 of the Act and the interests of connected persons (within the meaning of Section 346 of the Act) in the share capital of Inhale, which would if such connected persons were directors of Inhale be required to be disclosed or notified under the above sections of the Act, and the existence of which was known to or could with reasonable diligence have been ascertained by the directors of Inhale, are set out below. The figures stated give effect to the two-for one stock split effected by Inhale on 22 August 2000.


                     NAME                                     NO. OF RELEVANT SECURITIES
                     Robert B. Chess                          346,420 ordinary shares of common stock

                     Ajit S. Gill                             47,700 ordinary shares of common stock

                     James B. Glavin                          Nil

                     Irwin Lerner                             Nil

                     Melvin Perelman                          Nil

                     John S. Patton                           400,340 ordinary shares of common stock

                     Roy A. Whitfield                         Nil

                     NOTES

                     (i) The figure stated above in respect of Ajit S. Gill includes 26,100 shares of common stock held by the Gill Trust.

                     (ii) The figure stated above in respect of John S. Patton includes 396,008 ordinary shares of common stock held by the Patton Revocable Trust, and 4,332 ordinary shares of common stock held by children of Mr Patton.

              (ii) As at the close of business on 20 December 2000 (being the latest practicable date before the posting of this document), the following options over Inhale Shares had been granted to the Inhale Directors pursuant to the Inhale Share Option Schemes and remained outstanding. The figures stated give effect to the two-for one stock split effected by Inhale on 22 August 2000.


                     DIRECTOR                           NO. OF INHALE      DATE OF GRANT      EXERCISE    EXERCISE PERIOD
                                                        SHARES                                PRICE
                                                        UNDER OPTION
                     Robert B. Chess
                     2000 Equity Incentive Plan
                                                             432           31.01.94             $2.7778   31.01.94 - 31.01.04
                                                          11,886           31.01.94             $2.7778   31.01.94 - 31.01.04
                                                          31,506           18.01.95             $4.5625   18.01.95 - 18.01.05
                                                           6,507           18.01.95             $4.5625   18.01.95 - 18.01.05
                                                          26,582           18.01.95             $4.5625   18.01.95 - 18.01.05
                                                          17,983           18.01.95             $4.5625   18.01.95 - 18.01.05
                                                          19,752           23.01.96             $5.0625   23.01.96 - 23.01.06
                                                          36,248           23.01.96             $5.0625   23.01.96 - 23.01.06
                                                             538           07.01.97             $8.0625   07.01.97 - 07.01.07
                                                          10,738           28.01.97             $9.3125   28.01.97 - 28.01.07
                                                          20,062           28.01.97             $9.3125   28.01.97 - 28.01.07
                                                           6,504           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                          63,496           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                           1,818           18.08.98           $15.3750    18.08.98 - 18.08.08


                     DIRECTOR                           NO. OF INHALE      DATE OF GRANT      EXERCISE    EXERCISE PERIOD
                                                        SHARES                                PRICE
                                                        UNDER OPTION
                                                          21,630           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                          81,268           23.02.99           $14.2500    23.02.99 - 23.02.09
                                                           3,334           23.02.99           $14.2500    23.02.99 - 23.02.09
                                                           5,504           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                          41,162           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                         271,297           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                         -------
                                                         678,247

                     Ajit S. Gill
                     2000 Equity Incentive Plan
                                                          19,756           06.01.94            $0.2778    06.01.94 - 06.01.04
                                                          54,556           28.01.94            $1.3889    28.01.94 - 28.01.04
                                                          32,400           31.01.94            $2.7778    31.01.94 - 31.01.04
                                                          18,000           16.06.94            $3.1250    16.06.94 - 16.06.04
                                                           9,904           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                           4,896           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                          27,992           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                               8           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                           9,776           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                           7,334           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                          19,626           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                           6,374           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                           1,000           07.01.97            $8.0625    07.01.97 - 07.01.07
                                                           8,180           07.01.97            $8.0625    07.01.97 - 07.01.07
                                                          64,954           07.01.97            $8.0625    07.01.97 - 07.01.07
                                                           7,584           28.01.97            $9.3125    28.01.97 - 28.01.07
                                                          10,616           28.01.97            $9.3125    28.01.97 - 28.01.07
                                                          30,000           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                           6,840           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                          63,160           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                           3,334           23.02.99           $14.2500    23.02.99 - 23.02.09
                                                          96,666           23.02.99           $14.2500    23.02.99 - 23.02.09
                                                           5,506           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                          64,494           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                         280,000           14.01.00           $27.6875    14.01.00 - 14.01.10
                                                         -------
                                                         852,956

                     JAMES B. GLAVIN
                     2000 Equity Incentive Plan           34,600           01.06.98           $15.2500    01.06.98 - 01.06.08
                                                          60,000           06.06.00           $42.5000    06.06.00 - 06.06.10
                                                          ------
                                                          94,600

                     IRWIN LERNER
                     2000 Equity Incentive Plan
                                                          40,000           27.04.99           $14.5000    27.04.99 - 27.04.09
                                                          ------
                                                          40,000

                     JOHN S. PATTON
                     2000 Equity Incentive Plan
                                                          19,756           06.01.94            $0.2778    06.01.94 - 06.01.04
                                                          97,200           31.01.94            $2.7778    31.01.94 - 31.01.04
                                                          18,000           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                          12,538           18.01.95            $4.5625    18.01.95 - 15.01.05
                                                           1,062           18.01.95            $4.5625    18.01.95 - 18.01.05
                                                          18,000           23.01.96            $5.0625    18.01.95 - 18.01.05
                                                          16,646           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                          23,354           23.01.96            $5.0625    23.01.96 - 23.01.06
                                                           1,000           07.01.97            $8.0625    23.01.96 - 23.01.06
                                                          13,070           28.01.97            $9.3125    07.01.97 - 07.01.07
                                                             930           28.01.97            $9.3125    28.01.97 - 28.01.07
                                                           2,450           18.08.98           $13.8125    28.01.97 - 28.01.07
                                                          97,550           18.08.98           $13.8125    18.08.98 - 18.08.08
                                                           6,836           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                          21,164           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                          12,000           18.08.98           $15.3750    18.08.98 - 18.08.08
                                                           7,016           23.02.99           $14.2500    23.02.99 - 23.02.09
                                                          20,984           23.02.99           $14.2500    23.02.99 - 23.02.09


                                       77



                     DIRECTOR                           NO. OF INHALE      DATE OF GRANT      EXERCISE    EXERCISE PERIOD
                                                        SHARES                                PRICE
                                                        UNDER OPTION
                                                          19,600           14.01.00           $27.6875     14.01.00 -14.01.10
                                                        ---------
                                                         409,156

                     Melvin Perelman
                     2000 Equity Incentive Plan
                                                          20,000           01.06.98           $15.2500    01.06.98 - 01.06.08
                                                          60,000           08.06.99           $13.4380    08.06.99 - 08.06.09
                                                          ------
                                                          80,000

                     Roy A. Whitfield
                     2000 Equity Incentive Plan
                                                          60,000           22.08.00            $44.875    22.08.00 - 22.08.10
                                                          ------
                                                          60,000

              (iii) The following dealings for value in Inhale Shares (including the grant or exercise of options under the Inhale Share Option Schemes) by the Inhale Directors, their immediate families and related trusts have taken place during the disclosure period. Unless otherwise indicated by an "*", the figures stated give effect to the two-for one stock split effected by Inhale on 22 August 2000.


                     NAME          DATE               NATURE OF TRANSACTION    NUMBER OF           PRICE PER SHARE
                                                                               RELEVANT
                                                                               SECURITIES
                Robert B. Chess
                                   14 January 2000    Grant of options         46,666              $27.6875
                                   14 January 2000    Grant of options         280,000             $27.6875
                                   10 February 2000   Sale of common stock     8,800*              $81.6406*
                                   14 February 2000   Exercise of options      58,400              $2.7778
                                   17 February 2000   Sale of common stock     20,000*             $96.375*
                                   18 February 2000   Sale of common stock     20,000*             $101.634*
                                   25 February 2000   Sale of common stock     5,000*              $95.531*
                                   25 February 2000   Sale of common stock     5,000*              $96.708*
                                   28 February 2000   Exercise of options      24,000              $2.7778
                                   3 March 2000       Stock bonus award of     10,000*             Nil
                                                      common stock
                                   15 June 2000       Sale of common stock     15,000*             $80.50*
                                   15 June 2000       Sale of common stock     7,500*              $81.00*
                                   16 June 2000       Sale of common stock     2,500*              $82.00*
                                   21 June 2000       Exercise of options      38,000              $2.7778
                                   21 June 2000       Exercise of options      12,000              $4.5625
                                   26 October 2000    Gift of common stock     15,000              Nil
                                   26 October 2000    Sale of common stock     34,575              $46.25
                                   27 October 2000    Exercise of options      310                 $2.7778
                                   27 October 2000    Exercise of options      4,656               $4.5625
                                   27 October 2000    Exercise of options      9,529               $4.5625
                                   27 October 2000    Exercise of options      385                 $8.0625
                                   27 October 2000    Exercise of options      5,460               $15.375
                                   27 October 2000    Exercise of options      12,832              $14.25
                                   27 October 2000    Exercise of options      7,253               $27.6875
                                   2 November 2000    Sale of common stock     5,000               $55.00
                                   3 November 2000    Sale of common stock     1,916               $54.50
                                   8 November 2000    Exercise of options      62                  $2.7778
                                   8 November 2000    Exercise of options      931                 $4.5625
                                   8 November 2000    Exercise of options      1,906               $4.5625
                                   8 November 2000    Exercise of options      77                  $8.0625
                                   8 November 2000    Exercise of options      1,092               $15.375
                                   8 November 2000    Exercise of options      2,566               $14.25
                                   8 November 2000    Exercise of options      1,450               $27.6875
                  Ajit S. Gill
                                   14 January 2000    Grant of options         70,000              $27.6875
                                   14 January 2000    Grant of options         280,000             $27.6875
                                   10 February 2000   Sale of common stock     10,000*             $81.64*
                                   11 February 2000   Exercise of options      40,000              $0.0278
                                   11 February 2000   Sale of Common Stock     10,000*             $81.64*
                                   14 February 2000   Sale of common stock     10,000*             $80.25*
                                   15 February 2000   Sale of common stock     10,000*             $80.687*
                                   16 February 2000   Sale of common stock     10,000*             80.203*
                                   18 February 2000   Sale of common stock     20,000*             $101.634*
                                   22 February 2000   Exercise of options      24,800              $0.0278
                                   22 February 2000   Exercise of options      35,444              $1.3889
                                   22 February 2000   Exercise of options      22,890              $5.0625
                                   22 February 2000   Exercise of options      16,866              $8.0625
                                   25 February 2000   Sale of common stock     25,000*             $96.708*
                                   25 February 2000   Sale of common stock     5,000*              $95.531*
                                   3 March 2000       Stock bonus award of     10,000*             Nil
                                                      common stock
                                   31 May 2000        Gift of common stock     800*                Nil


                                       79


                 John S. Patton
                                   14 January 2000    Grant of options         19,600              $27.6875*
                                   10 February 2000   Gift of common stock     1,998*              Nil
                                   10 February 2000   Sale of common stock     10,000*             $80.00-$84.250*
                                   10 February 2000   Sale of common stock     700*                $80.00*
                                   10 February 2000   Sale of common stock     240*                $82.625 - $82.75*
                                   10 February 2000   Sale of common stock     440*                $82.25*
                                   11 February 2000   Sale of common stock     10,000*             $81.00 - $83.8125*
                                   14 February 2000   Sale of common stock     10,000*             $79.00-$81.00*
                                   15 February 2000   Sale of common stock     10,000*             $79.875 - $81.00*
                                   16 February 2000   Sale of common stock     10,000*             $80.625 - $83.875*
                                   18 February 2000   Sale of common stock     10,000*             $103.56250*
                                                                                                   $109.00*
                                   22 February 2000   Sale of common stock     10,000*             $85.25 - $103.75*
                                   3 November 2000    Sale of common stock     50,000*             $51.25 - $52.6250*

                 James B. Glavin
                                   10 February 2000   Exercise of options      20,000              $0.1111
                                   10 February 2000   Sale of common stock     20,000              $42.0294
                                   11 February 2000   Exercise of options      4,000               $0.1111
                                   11 February 2000   Sale of common stock     4.000               $41.1850
                                   11 February 2000   Exercise of options      16,000              $2.7778
                                   11 February 2000   Sale of common stock     16,000              $41.1850
                                   14 February 2000   Exercise of options      2,000               $2.7778
                                   14 February 2000   Sale of common stock     2,000               $39.7813
                                   14 February 2000   Exercise of options      14,400              $3.7500
                                   14 February 2000   Sale of common stock     14,400              $39.7813
                                   14 February 2000   Exercise of options      3,600               $3.8125
                                   14 February 2000   Sale of common stock     3,600               $39.7813
                                   15 February 2000   Exercise of options      10,000              $3.8125
                                   15 February 2000   Sale of common stock     10,000              $40.0625
                                   18 February 2000   Exercise of options      800                 $3.8125
                                   18 February 2000   Sale of common stock     800                 $50.0000
                                   18 February 2000   Exercise of options      19,200              $8.7500
                                   18 February 2000   Sale of common stock     19,200              $50.0000
                                   6 June 2000        Grant of options         60,000              $42.50
                                   16 August 2000     Sale of common stock     5,499*              $83.3745*
                                   17 August 2000     Sale of common stock     500*                $86.0000*
                                   16 November 2000   Exercise of options      5,400               $15.2500
                                   16 November        Sale of common stock     5,400               $49.7500
                                   2000
                                   16 November 2000   Exercise of options      9,600               $8.7500
                                   16 November 2000   Sale of common stock     9,600               $49.7500

                 Melvin Perelman
                                   24 August 2000     Exercise of options      4,800               $5.0625
                                   24 August 2000     Sale of common stock     4,800               $50.5108
                                   24 August 2000     Exercise of options      28,800              $8.7500
                                   24 August 2000     Sale of common stock     28,800              $50.5108
                                   22 August 2000     Grant of options         60,000              $44.875

                 Roy A. Whitfield
                                   22 August 2000     Grant of options         60,000              $44.875

              (iv) Certain partners of Cazenove (or persons connected with them) have an interest in, in aggregate, 26,635 Bradford Shares. Of these Bradford Shares, 13,400 were subscribed for in the offer for subscription on 24 October 2000.

              (v) Save as disclosed below the Inhale Directors are not aware of, nor have they received notice of, any person who, was as at 01 December 2000 (being the last business day prior to publication of this document), directly or indirectly interested in five per cent. or more of the share capital of Inhale.


                     NAME OF SHAREHOLDER           NUMBER OF SHARES (`000)             PERCENTAGE HELD
                     Franklin Advisers, Inc.       6,717                               14.85%
                     Putnam Investment             4,041                               8.93%
                     Management, Inc.
                     Invesco Funds Group           3,063                               6.77%
                     Baxter International          2,671                               5.91%
                     T Rowe Price Associates,      2,557                               5.65%
                     Inc.
                     Capital Research and          2,440,000                           5.39%
                     Management

                     The shareholders listed above are all institutional shareholders, except for Baxter which is a listed healthcare group. None of these shareholders are connected to Inhale.

       (c)    Bradford

              (i) As at the close of business on 20 December 2000 (being the latest practicable date prior to the posting of this document), the interests in the share capital of Bradford of the Bradford Directors, their immediate families and related trusts which have been notified to Bradford pursuant to Section 324 or 328 of the Act and which were required to be entered in the register maintained under the provisions of Section 325 of the Act and the interests of connected persons (within the meaning of Section 346 of the Act) in the share capital of Bradford, which would if such connected persons were directors of Bradford be required to be disclosed or notified under the above sections of the Act, and the existence of which was known to or could with reasonable diligence have been ascertained by the directors of Bradford, are set out below:


                     NAME                                  NO. OF RELEVANT SECURITIES
                     Gwynfor Humphreys                     442,000 ordinary shares
                     Peter York                            442,000 ordinary shares
                     Mazen Hanna                           442,000 ordinary shares
                     Christopher Benson                    20,000 ordinary shares
                     Carole Nicholson                      5,565 ordinary shares
                     Nicholas Andrew                       Nil

              (ii) As at the close of business on 20 December 2000 (being the latest practicable date before the posting of this document), the following options over Bradford Shares had been granted to the Bradford Directors pursuant to the Bradford Share Option Schemes and remained outstanding:


                     DIRECTOR             NO. OF BRADFORD   DATE OF GRANT  EXERCISE      EXERCISE PERIOD
                                          SHARES UNDER                     PRICE
                                          OPTION
                     Gwynfor Humphreys    1,817             27.10.00       L10.00        (1)
                     Peter York           1,817             27.10.00       L10.00        (1)
                     Mazen Hanna          1,817             27.10.00       L10.00        (1)
                     Christopher Benson   2,994             13.10.99       L10.00        (1)


                     Carole Nicholson     2,556             5.11.99        L10.00        (1)

                     Nicholas Andrew      Nil

                     NOTE: (1) All of the options are exercisable after the occurrence of certain specified events ("Exit Events") but before the tenth anniversary of the date of grant. The Exit Events include Bradford obtaining a lisitng of its shares, the nine year and six month anniversary of the date of grant of the relevant options or a third party obtaining control of Bradford (within the meaning of Section 840 Income and Corporation Taxes Act 1988).

              (iii) The following dealings for value in Bradford Shares (including the grant or exercise of options under the Bradford Share Option Schemes) by the Bradford Directors, their immediate families and related trusts have taken place during the disclosure period:


                     NAME              DATE           NATURE OF            NUMBER OF       PRICE PER SHARE
                                                      TRANSACTION          RELEVANT
                                                                           SECURITIES
                     Gwynfor           27.10.00       Rollover of options  1,817           Nil
                     Humphreys

                     Peter York        27.10.00       Rollover of options  1,817           Nil

                     Mazen Hanna       27.10.00       Rollover of options  1,817           Nil

                     Christopher       24.10.00       Subscription         5,000           L17.70
                     Benson

                     Carole Nicholson  24.10.00       Subscription         565             L17.70

                     Carole Nicholson  27.10.00       Rollover of options  2,556           Nil

              (iv) At the close of business on 20 December 2000 (being the last practicable date prior to the publication of this document), the following associate of Bradford (as defined in paragraph 4(a)(iii) above) (but excluding exempt market makers), owned or controlled the following Bradford Shares:

              (a) Walker Morris Trustees Limited and certain partners in Walker Morris have an interest in, in aggregate, 3,007 Bradford Shares.

              (v) Neither Inhale nor any of the Inhale Directors has any holdings or dealings in the relevant securities of Bradford.

              (vi) Save as aforementioned, neither Cazenove nor any connected company has any holdings or dealings in relevant securities of Inhale or Bradford.

(d)     General

       (i) Save as disclosed above, neither Inhale nor any of its subsidiaries, nor any of the Inhale Directors nor any member of their immediate families nor related trusts, nor any person deemed to be acting in concert with Inhale, nor any person who has irrevocably committed itself to accept the Offer, nor any person with whom Inhale or any person acting in concert with Inhale has any arrangement of the kind referred to in paragraph (iv) below owns or controls or (in the case of the Inhale Directors, their immediate families and related trusts) is interested, directly or indirectly, in any relevant securities nor has any such person dealt for value in any relevant securities during the disclosure period.

       (ii) Save as disclosed above, neither Bradford nor any of its subsidiaries, nor any of the Bradford Directors, nor any member of their immediate families nor related trust, owns, controls or (in the case of the Bradford Directors, their immediate families and related trusts) is interested, directly or indirectly, in any relevant securities, nor has any such persons dealt for value in any relevant securities during the disclosure period.

       (iii) Save as disclosed above and so far as Bradford is aware, no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to Bradford or any subsidiary of Bradford or any associated company of Bradford, nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any pension fund of Bradford or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Bradford, nor any person with whom Bradford or any of its associates has any arrangement of the kind referred to in paragraph (iv) below owns, controls or is interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in any relevant securities during the disclosure period.

       (iv) Save for the irrevocable undertakings referred to in paragraph 3 above, as at the close of business on 20 December 2000 (being the latest practicable date prior to the posting of this document), no arrangement exists between any person and Inhale, Bradford or any associate of Inhale or Bradford in relation to relevant securities including, in addition to any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities, which may constitute an inducement to deal or refrain from dealing.

5. RIGHTS ATTACHING TO INHALE SHARES - SUMMARY OF BYLAWS AND CERTIFICATE OF INCORPORATION

       The following description of Inhale Shares and certain provisions of Inhale's certificate of incorporation and bylaws is a summary and is qualified in its entirety by the provisions of Inhale's certificate of incorporation and bylaws.

       Inhale's authorised share capital consists of 300,000,000 shares of common stock, and 10,000,000 shares of preferred stock.

       (a)    Rights attaching to Inhale Shares

       COMMON SHARES

       As of 19 December 2000, the last practicable date prior to the date of this document, there were 47,325,046 shares of Inhale's common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors and, as a consequence, minority stockholders are not able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive rateably such dividends as may be declared by the directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Inhale, holders of common stock are entitled to share rateably in all assets remaining after payment of liabilities and the liquidation preference of any of then outstanding preferred stock. Holders of common stock have no pre-emptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

       PREFERRED SHARES

       The Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. The Board has no present plans to issue any shares of preferred stock.

       REGISTRATION

       The New Inhale Shares received by accepting Bradford Shareholders pursuant to this Offer will be included for registration with the SEC upon the filing by Inhale of the Form S-3 Registration Statement.

       In order for the New Inhale Shares to become freely tradeable, the US Securities Act requires that Inhale prepare a registration statement for the New Inhale Shares for filing with the SEC. The Form S-3 Registration Statement allows Inhale to incorporate by reference information from prior filings with the SEC under the Securities Exchange Act of 1934. The SEC staff will determine whether or not to review the Form S-3 Registration Statement for compliance with SEC rules before the Form S-3 Registration Statement becomes effective.

       Once the SEC completes its review, if any, of the Form S-3 Registration Statement, it will be declared effective and upon the listing of the New Inhale Shares on the Nasdaq National Market, such shares will be freely tradable save where a Bradford Shareholder has entered into an agreement with Inhale to restrict the transfer of New Inhale Shares or otherwise as required by legislation.

       (b)    Summary of Inhale's bylaws and certificate of incorporation

       The bylaws of Inhale were adopted pursuant to a vote of the Board on 3 June 1998 and approval by the shareholders of Inhale on 3 June 1998. Inhale's certificate of incorporation was filed with the Office of the Secretary of State of Delaware on 3 June 1998 and a certificate of amendment of the amended certificate of incorporation was filed on 6 June 2000.

       VOTING RIGHTS

       For the purpose of determining those stockholders entitled to vote at any stockholder meeting, except as otherwise provided by law, only persons whose names and shares stand on the stock records of Inhale on the record date, as provided in Inhale's bylaws, are entitled to vote. Every person entitled to vote will have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with the state law of Delaware. An agent so appointed does not need to be a stockholder. No proxy may be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

       If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless Inhale's Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting will have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply under Delaware law for relief.

       DIVIDENDS

       Dividends upon the capital stock of Inhale, subject to the provisions of the certificate of incorporation, if any, may be declared by the Board pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

       TRANSFER OF SHARES

       Transfers of record of shares of stock of Inhale can be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

       Inhale has the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of Inhale to restrict the transfer of shares of stock of Inhale of any one or more classes owned by such stockholders in any manner not prohibited by the General Corporation Law of Delaware.

       VARIATION OF RIGHTS

       Notwithstanding other provisions of Inhale's certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote (but in addition to any affirmative vote of the holders of any particular class or series of Inhale's capital stock as required by law, the certificate of incorporation or any Preferred Stock Designation), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of Inhale's voting capital stock, voting together as a single class, is required to alter, amend or repeal Article V (election, removal and replacement of directors, amendment or alteration to the bylaws, advance notice to stockholders of director nominations), Article VI (directors' liability), and Article VII (reservation of right to amend, alter, change or repeal any provision contained in the certificate of incorporation) of Inhale's certificate of incorporation.

       ALTERATION OF CAPITAL

       Subject to any limitations imposed by law and the approval of a majority of the outstanding capital stock of Inhale, the Board may, by ordinary resolution, increase its share capital, consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares, sub-divide its shares into shares of smaller amounts, determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to any limitations imposed by law and shareholder vote, the Board may by special resolution reduce Inhale's share capital, any capital redemption reserve and any share premium account, in any way. Subject to any limitations imposed by law, Inhale may purchase its own shares (including redeemable shares).

       ISSUE OF SHARES

       Subject to any limitations imposed by law and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Board may by ordinary resolution determine. Subject to any limitations imposed by law, any share may be issued which is, or is liable to be, redeemed at the option of Inhale or the holder in accordance with Inhale's bylaws and certificate of incorporation.

       DIRECTORS

       The management of the business and the conduct of the affairs of Inhale are vested in its Board. The number of directors which constitutes the whole Board can be fixed exclusively by one or more resolutions adopted by the Board. If elected for any cause, the directors can not be elected at an annual meeting, they should be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose as provided for in the bylaws.

       The directors need not be shareholders of Inhale.

       Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors are divided into three classes designated Class 1, Class II and Class III, respectively. Each class is elected for a full term of three years upon which such term will expire. At each succeeding annual meeting of stockholders, a subsequent class of directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

       Any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board determines by resolution that any such vacancies or newly created directorships are to be filled by stockholders, may be filled only by the affirmative vote of a majority of the directors then in office, even though appointed by less than a quorum of the Board. Any director elected in accordance with the preceding sentence may hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor is elected and qualified. A vacancy in the Board will be deemed to exist under the bylaws in the case of the death, removal or resignation of any director.

       Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, and any director so chosen may hold office for the unexpired portion of the term of the director whose place will be vacated and until his successor can be duly elected and qualified.

       No director may be removed without cause. Subject to any limitations imposed by law, the Board or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of a majority of the outstanding capital stock of Inhale.

       The bylaws of Inhale provide for the Board to meet via regular meetings, special meetings and telephonic meetings. The annual meeting of the Board must be held immediately before or after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board is necessary and such meeting may be held for the purpose of electing officers and transacting such other business as may lawfully come before it. Notice of the time and place of all special meetings of the Board must be given before the date and time of the meeting as described in the bylaws. However, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or such committee consent thereto in writing.

       Except with respect to indemnification questions arising under the bylaws, a quorum of the Board will consist of a majority of the exact number of directors fixed from time to time by the Board in accordance with the certificate of incorporation. At each meeting of the Board at which a quorum is present, all questions and business must be determined by the affirmative vote of a majority of the directors present, unless a different vote is required by law.

       Directors are entitled to such compensation for their services as approved by the Board.

       EXECUTIVE COMMITTEE

       The Board may appoint an Executive Committee to consist of one or more members of the Board. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board has and may exercise all the powers and authority of the Board in the management of the business and affairs of Inhale. The Board may, from time to time, appoint such other committees as may be permitted by law.

       INDEMNIFICATION

       At the discretion of the Board of Directors, Inhale has the power to indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law.

       EXECUTION OF CORPORATE INSTRUMENTS

       The Board may, in its discretion, determine the method and designate a signatory officer or officers, or other person or persons, to execute on behalf of Inhale any corporate instrument or document or to enter into contracts on behalf of Inhale, except where otherwise provided by law, and such execution or signature will be binding upon Inhale.

       All checks and drafts drawn on banks or other depositaries on funds to the credit of Inhale or in special accounts of Inhale must be signed by such person or persons as authorized by the Board.

       LOST CERTIFICATES

       A new certificate or certificates may be issued in place of any certificate or certificates theretofore issued by Inhale alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed.

6.     MARKET QUOTATIONS

       The following table shows the closing price for Inhale Shares on the first business day of each month from 3 July 2000 to 1 December and on 13 November 2000 (being the business day prior to the commencement of the Offer Period) and on 20 December 2000 (being the latest practicable date prior to the posting of this document):


       DATE                                                                                   INHALE SHARES
                                                                                                     ($)
       3 July 2000                                                                            50.031*

       1 August 2000                                                                          43.656*

       1 September 2000                                                                       50.125

       2 October 2000                                                                         50.875

       1 November 2000                                                                        53.875

       13 November 2000                                                                       46.688

       1 December 2000                                                                        43.000

       20 December 2000                                                                       48.000

       *Adjusted for a two-for one share split on 23 August 2000

7.     MATERIAL CONTRACTS

       (a) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Inhale Group since 21 December 1998 and are, or may be, material:

              (i)    A Contribution Agreement dated 14 September 2000 between
                     (1) Inhale and (2) SCIMED PROP III in which Inhale sold, transferred and contributed its land and construction in progress in San Carlos to a special purpose entity for a 49 per cent. limited partnership interest and additional consideration valued at approximately $14.4 million. This additional consideration consists of approximately $10.2 million in cash, a promissory note in the principal amount of $3.0 million and a right to receive an additional $1.2 million as reimbursement for the previously incurred completed construction costs. Concurrently, Inhale leased the property back for a period of 16 years, with a 10 year option and a second eight year option to extend the lease. The present value of the total lease obligations approximates $46.2 million and will be incrementally recorded as a liability. Inhale has an option to buy out the special purpose entity or increase its ownership percentage at various times during the lease period.

              (ii) A Walk-Away Agreement dated 21 December 2000 between (1) Inhale and (2) Bradford under which Inhale agreed, subject to certain conditions, to pay the sum of $150,000 to Bradford in respect of its professional and other costs if an offer document in respect of the Offer were not posted to Bradford shareholders by 31 December 2000. Inhale further agreed and undertook that, subject to the aforementioned conditions, if such offer document were not posted before 31 December 2000, the maximum amount payable in respect of such costs should be increased by $1,500 per day until the earlier of the date agreed by the parties for the posting of the Offer Document or the date on which Inhale serves written notice terminating negotiations with Bradford in relation to the Offer up to an aggregate amount of $225,000.

              (iii) A Lock-Up Agreement dated 21 December 2000 between (1) Inhale, (2) Gwynfor Humphreys, (3) Peter York, (4) Mazen Hanna and (5) The University of Bradford, under which Gwynfor Humphreys, Peter York, Mazen Hanna and the University of Bradford agreed to observe certain restrictions on the sale or other disposition of any New Inhale Shares which they would acquire pursuant to the Offer.

              Save as disclosed above, no other contracts have been entered into by any company in the Inhale Group, not being contracts entered into in the ordinary course of business, which are or may be material, during the period beginning two years before the commencement of the Offer Period.

       (b) The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Bradford since 21 December 1998 and are, or may be, material:

              (i) An Investment Agreement dated 25 September 2000 between (1) Bradford, (2) The Bradford Directors and (3) 3i, under which 3i agreed to subscribe for 127,119 A ordinary shares of 10 pence each in Bradford and 42,373 ordinary shares of 10 pence each in Bradford at L17.70 per share. Bradford and certain of the Bradford Directors gave warranties to 3i in respect of the financial and trading position of Bradford.

              (ii) The Walk-Away Agreement described in sub-paragraph 7(a)(ii) above.

              (iii) A Deed of Termination dated 21 December 2000 between (1) Bradford, (2) the Bradford Directors and (3) 3i, terminating the Investment Agreement referred to in sub-paragraph (i) above with effect from the date upon which the Offer unconditional in all respects.

8.     DIRECTORS' SERVICE AGREEMENTS AND ARRANGEMENTS WITH DIRECTORS

       Save as disclosed below, none of the directors of Bradford has a service contract with any member of the Bradford Group where such contract has more than 12 months to run. Except as set out below, none of the arrangements referred to below have been entered into or amended during the six months prior to the date of this document.

       (i) Under the terms of a Service Agreement dated 1 July 1999, Gwynfor Humphreys is employed as the managing director of Bradford. The Agreement is for a fixed term of 3 years, and is terminable on 12 months' notice by either party expiring at any time on or after 30 June 2002. Under the Agreement, Gwynfor Humphreys is entitled to a salary of L100,000 per annum. This was increased on 1 July 2000 to L130,000 per annum. In addition, Bradford makes an annual payment equal to 25 per cent. of his annual salary to the self-administered Bradford pension scheme.

              Gwynfor Humphreys has agreed to enter into a new Service Agreement with Bradford subject to the Offer being declared unconditional in all respects. The new agreement will be for a fixed term of 4 years, after which it will be terminable by either party on 12 months notice. It will entitle Gwynfor Humphreys to a salary of L127,500 per annum, plus a variable salary of up to L42,500 per annum depending on the performance of Bradford. In addition, Bradford will make an annual payment equal to 10 per cent. of his salary to the Bradford self-administered pension scheme.

       (ii) Under the terms of a Service Agreement dated 1 July 1999, Peter York is employed as the deputy chairman and chief scientist of Bradford. The agreement has a fixed term of 3 years, and is terminable on 12 months' notice by either party at any time on or after 30 June 2002. Under the Agreement, Peter York is entitled to a salary of L60,000 per annum.

              This was increased on 1 July 2000 to L80,000 per annum. Bradford makes an annual payment equal to 25 per cent. of his annual salary to the self-administered Bradford pension scheme. Peter York also has an employment contract with the University of Bradford. He is paid a salary by the University as a full time employee and Bradford reimburses the University for time that Peter York spends on company business.

              Peter York has agreed to enter in a new Service Agreement with Bradford subject to the Offer being declared unconditional in all respects. The agreement will be for a fixed term of 4 years, after which it will be terminable by either party on 12 months notice. It will entitle Peter York to a salary of L90,000 per annum, plus a variable salary of up to L30,000 per annum depending on the performance of Bradford. In addition, Bradford will make an annual payment equal to 10 per cent. of his salary to the Bradford self-administered pension scheme. Peter York will also continue to be employed by the University of Bradford, and Bradford will continue to reimburse the University for time that Peter York spends on the business of Bradford.

       (iii) Under the terms of a Service Agreement dated 3 July 1999 Mazen Hanna is employed as a principal scientist by Bradford. The Agreement is for a fixed term of 3 years, and is terminable by either party on 12 months' notice, expiring at any time on or after 30 June 2002. Under the Agreement, Mazen Hanna is entitled to a salary of L52,000 per annum. In addition, Bradford makes an annual payment equal to 10 per cent. of his annual salary into the self-administered Bradford pension scheme.

       (iv) Under the terms of a Service Agreement dated 1 January 2000, Carole Nicholson was employed as an executive director of Bradford. The agreement is for a fixed term of 3 years, and is terminable by either party on 12 months' notice, expiring at any time after 31 December 2002. Under the Agreement, Carole Nicholson is entitled to a salary of L33,000 per annum. This was increased to L36,000 on 1 July 2000. In addition, Bradford makes an annual payment equal to 10 per cent. of her annual salary to the self-administered Bradford pension scheme.

       (v) Under the terms of an Agreement dated 1 July 1999, Sir Christopher Benson is engaged as chairman of Bradford. The Agreement is for a fixed term of 3 years, and is terminable by either party on 12 months' notice, expiring at any time on or after 30 June 2002. Under the Agreement, Sir Christopher Benson is entitled to a fee of L30,000 per annum.

       (vi) Under the terms of a letter dated 8 March 2000, Bradford appointed Nicholas Andrew as a non-executive director at a fee of L5,000 per annum. The letter does not provide for any specific terms or notice provision. On 1 July 2000 the fee payable was increased to L20,000 per annum.

9.     MATERIAL CHANGES

       (a) Save as disclosed in this document, since 30 September 2000, the date to which the most recent published unaudited accounts of the Inhale Group were made up, there has been no material change in the financial or trading position of Inhale.

       (b) Save as disclosed in this document, since 31 May 2000, the date to which the most recent published audited accounts of Bradford were made up, there has been no material change in the financial or trading position of Bradford.

10.    BASES OF CALCULATION AND SOURCES OF INFORMATION

       (a) Unless otherwise stated, the information concerning Inhale is extracted from the Inhale financial information set out in this document as at 31 December 1999 and for the years ended 31 December 1998 and 31 December 1997 or has been extracted, without material adjustment, from the audited financial statements of Inhale included in its Form 10-K for the


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              year ended 31 December 1999 filed with the SEC. The unqualified audit opinion of Ernst & Young LL.P, independent auditors of Inhale, is also included in such Form 10-K.

       (b) The Inhale information set out in this document at 31 December 1999 and for the nine month period ended 30 September 2000 has been extracted, without material adjustment from the unaudited financial statements of Inhale included in its Form 10-Q for the quarter ended 30 September 2000 filed with the SEC.

       (c) Unless otherwise stated, the information concerning Bradford is extracted without material adjustment from the audited accounts of Bradford for the years ended 31 May 1998, 1999 and 2000.

       (d) The Closing Price of Inhale Shares is derived from the Bloomberg Stock Quotation System for the relevant dates.

11.    INFORMATION REGARDING INHALE THERAPEUTIC SYSTEMS, INC.: RISK FACTORS

THE SUMMARY BELOW CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. INHALE'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO: (a) THE INTEGRATION OF INHALE AND BRADFORD; (b) THE RESPECTIVE BUSINESSES OF INHALE AND BRADFORD INCLUDING RISKS RELATING TO THE RESEARCH AND DEVELOPMENT OF PRODUCTS AND PRODUCT CANDIDATES, REGULATORY AND GOVERNMENTAL APPROVALS, THE TIMING AND SCOPE OF TECHNOLOGICAL ADVANCES AND THE OVERALL CONDITION OF THE BIOTECHNOLOGY INDUSTRY; AND (c) OTHER MATTERS SET OUT IN THIS PARAGRAPH AND ELSEWHERE IN THIS DOCUMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY BY THE BRADFORD SHAREHOLDERS IN DETERMINING WHETHER OR NOT TO ACCEPT THE OFFER.

INHALE IS AN EARLY STAGE COMPANY AND DOES NOT KNOW IF ITS DEEP LUNG DRUG DELIVERY SYSTEM IS COMMERCIALLY FEASIBLE

Inhale is in an early stage of development. There is a risk that Inhale's deep lung delivery technology will not be commercially feasible. Even if Inhale's deep lung delivery technology is commercially feasible, it may not be commercially accepted across a range of macromolecules and small molecule drugs. Inhale has tested eight deep lung delivery formulations in humans, but many of its potential formulations have not been tested in humans.

Many of the underlying drug compounds contained in Inhale's deep lung formulations have been tested in humans by other companies using alternative delivery routes. Inhale's potential products require extensive research, development and pre-clinical (animal) and clinical (human) testing. Inhale's potential products also may involve lengthy regulatory review before they can be sold. Inhale does not know if, and cannot assure that, any of its potential products will prove to be safe and effective or meet regulatory standards. There is a risk that any of Inhale's potential products will not be able to be produced in commercial quantities at acceptable cost or marketed successfully. Inhale's failure to achieve technical feasibility, demonstrate safety, achieve clinical efficacy, obtain regulatory approval or, together with partners, successfully market products will negatively impact its revenues and results of operations.

INHALE DOES NOT KNOW IF ITS DEEP LUNG DRUG DELIVERY SYSTEM IS EFFICIENT

Inhale may not be able to achieve the total system efficiency needed to be competitive with alternative routes of delivery. Total system efficiency is determined by the amount of drug loss during manufacture, in the delivery device, in reaching the site of absorption, and during absorption from that site into the bloodstream. Deep lung bioavailability is the percentage of a drug that is absorbed into the bloodstream when that drug is delivered directly to the lungs as compared to injection. Bioavailability is the initial screen for whether deep lung delivery of any systemic drug is commercially feasible. Inhale would not consider a drug to be a good candidate for development and commercialisation if its drug loss is excessive at any one stage or cumulatively in the manufacturing and delivery process or if its deep lung bioavailability is too low.


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INHALE DOES NOT KNOW IF ITS DEEP LUNG DRUG FORMULATIONS ARE STABLE

Inhale may not be able to identify and produce powdered versions of drugs that retain the physical and chemical properties needed to work with its delivery device. Formulation stability is the physical and chemical stability of the drug over time and under various storage, shipping and usage conditions. Formulation stability will vary with each deep lung formulation and the type and amount of ingredients that are used in the formulation. Problems with powdered drug stability would negatively impact Inhale's ability to develop and market its potential products or obtain regulatory approval.

INHALE DOES NOT KNOW IF ITS DRUG DELIVERY SYSTEM IS SAFE

Inhale may not be able to prove potential products to be safe. Inhale's products require lengthy laboratory, animal and human testing. Most of Inhale's potential products are in preclinical testing or the early stage of human testing. If Inhale finds that any product is not safe, it will not be able to commercialise the product. The safety of Inhale's deep lung formulations will vary with each drug and the ingredients used in its formulation.

INHALE DOES NOT KNOW IF ITS DEEP LUNG DRUG DELIVERY SYSTEM PROVIDES CONSISTENT DOSES OF MEDICINE

Inhale may not be able to provide reproducible dosages of stable formulations sufficient to achieve clinical or commercial success. Reproducible dosing is the ability to deliver a consistent and predictable amount of drug into the bloodstream over time both for a single patient and across patient groups. Reproducible dosing requires the development of:

- an inhalation device that consistently delivers predictable amounts of dry powder formulations to the deep lung;
-      accurate unit dose packaging of dry powder formulations; and
-      moisture resistant packaging.

Inhale may not be able to develop reproducible dosing of any potential product. The failure to do so means that Inhale would not consider it a good candidate for development and commercialisation.

INHALE DEPENDS ON CORPORATE PARTNERS FOR REGULATORY APPROVALS AND
COMMERCIALISATION OF ITS PRODUCTS

Because Inhale is in the business of developing technology for delivering drugs to the lungs and licensing this technology to companies that make and sell drugs, it does not have the people and other resources to do the following things:

-      make bulk drugs to be used as medicines;
-      design and carry out large scale clinical studies;
- prepare and file documents necessary to obtain government approval to sell a given drug product; and
-      market and sell its potential products when and if they are approved.

When Inhale signs a collaborative development agreement or licence agreement to develop a product with a drug company, the drug company agrees to do some or all of the things described above. If Inhale's partner fails to do any of these things, Inhale cannot complete the development of the potential product.

INHALE MAY NOT OBTAIN REGULATORY APPROVAL FOR ITS POTENTIAL PRODUCTS ON A TIMELY BASIS, OR AT ALL

The identification of potential products, their progress through development and clinical works, the obtaining of regulatory approvals or authorisations before marketing, manufacture and/or distribution is not certain or a formality There is a risk that Inhale will not obtain regulatory approval for its products on


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a timely basis, or at all. Inhale's potential products must undergo rigorous laboratory, animal and human testing and an extensive review process mandated by the FDA and equivalent foreign authorities. This process generally takes a number of years and requires the expenditure of substantial resources although the time required for completing such testing and obtaining such approvals is uncertain. Inhale has not submitted any of its products to the FDA for marketing approval. Inhale has no experience in obtaining such regulatory approval.

In addition, Inhale may encounter delays or rejections based upon changes in FDA policy, including policy relating to current good manufacturing practice compliance, or "cGMP," during the period of product development. Inhale may encounter similar delays in other countries.

Even if regulatory approval of a product is granted, the approval may limit the indicated uses for which Inhale may market its product. In addition, Inhale's marketed product, its manufacturing facilities and Inhale, as the manufacturer, will be subject to continual review and periodic inspections. Later discovery from such review and inspection of previously unknown problems may result in restrictions on Inhale's product or on itself, including withdrawal of its product from the market. The failure to obtain timely regulatory approval of Inhale's products, any product marketing limitations or a product withdrawal would negatively impact its revenues and results of operations.

INHALE DOES NOT KNOW IF ITS TECHNOLOGIES CAN BE INTEGRATED SUCCESSFULLY TO BRING PRODUCTS TO MARKET

Inhale may not be able to integrate all of the relevant technologies to provide a deep lung drug delivery system. Inhale's integrated approach to systems development relies upon several different but related technologies:

-      dry powder formulations;
-      dry powder processing technology;
-      dry powder packaging technology; and
-      a deep lung delivery device.

At the same time, Inhale must:

-      establish collaborations with partners;
-      perform laboratory and clinical testing of potential products; and
-      scale-up Inhale's manufacturing processes.

Inhale must accomplish all of these steps without delaying any aspect of technology development. Any delay in any one component of Inhale's products or business development activities could delay its ability to develop, obtain approval of or market therapeutic products using its deep lung delivery technology.

INHALE MAY NOT BE ABLE TO MANUFACTURE ITS POTENTIAL PRODUCTS IN COMMERCIAL QUANTITIES

POWDER PROCESSING. Inhale has no experience manufacturing products for commercial purposes. Inhale has only performed powder processing on the small scale needed for testing formulations and for early stage and larger clinical trials. Inhale may encounter manufacturing and control problems as it attempts to scale-up powder processing facilities. Inhale may not be able to achieve such scale-up in a timely manner or at a commercially reasonable cost, if at all. Inhale's failure to solve any of these problems could delay or prevent late stage clinical testing and commercialisation of its products and could negatively impact its revenues and results of operations.

To date, Inhale has relied primarily on one particular method of powder processing. There is a risk that this technology will not work with all drugs or that the cost of drug production will preclude the commercial viability of certain drugs. Additionally, there is a risk that any alternative powder processing


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methods Inhale may pursue will not be commercially practical for aerosol drugs or that Inhale will not have, or be able to acquire the rights to use, such alternative methods.

POWDER PACKAGING. Inhale's fine particle powders and small quantity packaging require special handling. Inhale has designed and qualified automated filling equipment for small and moderate quantity packaging of fine powders. Inhale faces significant technical challenges in scaling-up an automated filling system that can handle the small dose and particle sizes of its powders in commercial quantities. There is a risk that Inhale will not be able to scale-up its automated filling equipment in a timely manner or at commercially reasonable costs. Any failure or delay in such scale-up would delay product development or bar commercialisation of Inhale's products and would negatively impact Inhale's revenues and results of operations.

INHALATION DEVICES. Inhale faces many technical challenges in further developing its inhalation devices to work with a broad range of drugs, to produce such devices in sufficient quantities and to adapt the devices to different powder formulations. There is a risk that Inhale will not successfully achieve any of these things. Inhale's failure to overcome any of these challenges would negatively impact its revenues and results of operations.

For late stage clinical trials and initial commercial production, Inhale intends to use one or more contract manufacturers to produce its drug delivery devices. There is a risk that Inhale will not be able to enter into or maintain arrangements with any potential contract manufacturers or effectively scale-up production of its drug delivery devices through contract manufacturers that it identifies. Inhale's failure to do so would negatively impact its revenues and results of operations.

INHALE DEPENDS ON SOLE OR EXCLUSIVE SUPPLIERS FOR ITS INHALATION DEVICE AND BULK DRUGS

Inhale plans to subcontract the manufacture of its pulmonary delivery devices before commercial production of its products. Inhale has identified contract manufacturers that it believes have the technical capabilities and production capacity to manufacture its devices and which can meet the requirements of good manufacturing practices. Inhale cannot assure that it will be able to obtain and maintain satisfactory contract manufacturing on commercially acceptable terms, if at all. Inhale's dependence on third parties for the manufacture of its inhalation devices may negatively impact its cost of goods and Inhale's ability to develop and commercialise products on a timely and competitive basis.

Inhale obtains the bulk drugs it uses to formulate and manufacture the dry powders for Inhale's deep lung delivery systems from sole or exclusive sources of supply. For example, with respect to Inhale's source of bulk insulin, it has entered into a collaborative agreement with Pfizer which has, in turn, entered into an agreement with Aventis to manufacture biosynthetic recombinant insulin. Under the terms of their agreement, Pfizer and Aventis agreed to construct a jointly-owned manufacturing plant in Frankfurt, Germany. Until its completion, Pfizer will provide Inhale with insulin from Aventis' existing plant. If Inhale's sole or exclusive source suppliers fail to provide bulk drugs in sufficient quantities when required, its revenues and results of operations will be negatively impacted.

INHALE DOES NOT KNOW IF THE MARKET WILL ACCEPT ITS DEEP LUNG DRUG DELIVERY
SYSTEM

The commercial success of Inhale's potential products depends upon market acceptance by health care providers, third-party payers like health insurance companies and Medicare in the US, and patients. Inhale's products under development use a new method of drug delivery and there is a risk that its potential products will not be accepted by the market. Market acceptance will depend on many factors, including:

-      the safety and efficacy results of our clinical trials;
-      favourable regulatory approval and product labelling;
-      the frequency of product use;
-      the availability of third-party reimbursement;


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-      the availability of alternative technologies; and
-      the price of our products relative to alternative technologies.

There is a risk that health care providers, patients or third-party payers will not accept Inhale's deep lung drug delivery system. If the market does not accept Inhale's potential products, its revenues and results of operations would be significantly and negatively impacted.

IF INHALE'S PRODUCTS ARE NOT COST EFFECTIVE, GOVERNMENT AND PRIVATE INSURANCE PLANS WILL NOT PAY FOR ITS PRODUCTS

In both US domestic and foreign markets, sales of Inhale's products under development will depend in part upon the availability of reimbursement from third-party payers, such as government health administration authorities, managed care providers, private health insurers and other organisations. In addition, such third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Legislation and regulations affecting the pricing of pharmaceuticals may change before Inhale's proposed products are approved for marketing. Adoption of such legislation and regulations could further limit reimbursement for medical products. A government or third-party payer decision not to provide adequate coverage and reimbursements for Inhale's products would limit market acceptance of such products.

INHALE EXPECTS TO OPERATE AT A LOSS FOR THE FORESEEABLE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY

Inhale has never been profitable and, up to September 30, 2000, had incurred a cumulative deficit of approximately $152.3 million (unaudited). Inhale expects to continue to incur substantial and increasing losses over at least the next several years as it expands its research and development efforts, testing activities and manufacturing operations, and as it further expands its late stage clinical and early commercial production facility. All of Inhale's potential products are in research or in the early stages of development except for its insulin collaboration. Inhale has generated no revenues from approved product sales. Inhale's revenues to date have consisted primarily of payments under short-term research and feasibility agreements and development contracts. To achieve and sustain profitable operations, Inhale must, alone or with others, successfully develop, obtain regulatory approval for, manufacture, introduce, market and sell products using its deep lung drug delivery system. There is a risk that Inhale will not generate sufficient product or contract research revenue to become profitable or to sustain profitability. Inhale does not anticipate paying dividends for the foreseeable future.

INHALE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE

Inhale may need additional capital to fund its current operating plan, which is expected to change as a result of many factors, or any future operating plan and it may need additional funding for its current or any future operating plan sooner than anticipated. In addition, Inhale may choose to raise additional capital due to market conditions or strategic considerations, even if it believes it has sufficient funds for its current or future operating plan. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to Inhale's Shareholders.

Inhale has no credit facility or other committed sources of capital. To the extent operating and capital resources are insufficient to meet future requirements, Inhale will have to raise additional funds to continue the development and commercialisation of its technologies. Such funds may not be available on favourable terms, or at all. In particular, Inhale's substantial leverage may limit its ability to obtain additional financing. If adequate funds are not available on reasonable terms, Inhale may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms. Inhale's inability to raise capital could negatively impact its business.

IF INHALE FAILS TO MANAGE ITS GROWTH EFFECTIVELY, ITS BUSINESS MAY SUFFER


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Inhale's ability to commercialise its products, achieve its expansion objectives, manage its growth effectively and satisfy its commitments under its collaboration agreements depends on a variety of factors. Key factors include Inhale's ability to develop products internally, enter into strategic partnerships with collaborators, attract and retain skilled employees and effectively expand Inhale's internal Organization to accommodate anticipated growth including integration of any potential businesses that it may acquire, including Bradford. If Inhale is unable to manage growth effectively, there could be a material adverse effect on its business, financial condition and results of operations.

FOREIGN EXCHANGE RATE FLUCTUATIONS

Assuming the acquisition of Bradford, Inhale's consolidated results of operations may be affected by fluctuations in the value of local currencies, and it may be exposed to foreign currency exchange risks.

INHALE'S PATENTS MAY NOT PROTECT ITS PRODUCTS AND ITS PRODUCTS MAY INFRINGE THIRD-PARTY PATENT RIGHTS

Inhale has filed patent applications covering certain aspects of its device, powder processing technology, and powder formulations and deep lung route of delivery for certain molecules, and it plans to file additional patent applications. Inhale currently has 93 issued U.S. and foreign patents that cover certain aspects of its technology and it has a number of patent applications pending. There is a risk that any of the patents applied for will not issue, or that any patents that issue or have issued will not be valid and enforceable. Enforcing Inhale's patent rights would be time consuming and costly.

Inhale's access or its partners' access to the drugs to be formulated will affect its ability to develop and commercialise its technology. Many drugs, including powder formulations of certain drugs that are presently under development by Inhale, are subject to issued and pending U.S. and foreign patents that may be owned by its competitors. Inhale knows that there are issued patents and pending patent applications relating to the deep lung delivery of large molecule drugs, including several for which it is developing deep lung delivery formulations. This situation is highly complex, and the ability of any one company, including Inhale, to commercialise a particular drug is unpredictable.

Inhale intends generally to rely on the ability of its partners to provide access to the drugs that are to be formulated by it for deep lung delivery. There is a risk that Inhale's partners will not be able to provide access to such drug candidates. Even if such access is provided, there is a risk that Inhale's partners or itself will be accused of, or determined to be, infringing a third-party's patent rights and will be prohibited from working with the drug or be found liable for damages that may not be subject to indemnification. Any such restriction on access to drug candidates or liability for damages would negatively impact Inhale's revenues and results of operations.

INHALE'S COMPETITORS MAY DEVELOP AND SELL BETTER DRUG DELIVERY SYSTEMS

Inhale is aware of other companies engaged in developing and commercialising drug delivery systems, including pulmonary, enhanced injectable and other drug delivery systems. Many of these companies have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than Inhale does and represent significant competition for us. Acquisitions of or collaborations with competing drug delivery companies by large pharmaceutical companies could enhance Inhale's competitors' financial, marketing and other resources. Accordingly, Inhale's competitors may succeed in developing competing technologies, obtaining regulatory approval for products or gaining market acceptance before Inhale. Developments by others could make Inhale's products or technologies uncompetitive or obsolete. Inhale's competitors may introduce products or processes competitive with or superior to Inhale's.

INVESTORS SHOULD BE AWARE OF INDUSTRY-WIDE RISKS

In addition to the risks associated specifically with Inhale's business described above, investors should also be aware of general risks associated with drug development and the pharmaceutical industry. These include, but are not limited to:


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-      changes in and compliance with government regulations;
-      handling of hazardous materials;
-      hiring and retaining qualified people; and
-      the ability to obtain insurance against product liability claims.

INHALE EXPECTS ITS STOCK PRICE TO REMAIN VOLATILE

Inhale's stock price is volatile. In the twelve-month period ending 20 December 2000, based on closing prices on the Nasdaq National Market, the price of Inhale Shares ranged from $20.8438 to $63.3125. Inhale expects it to remain volatile. A variety of factors may have a significant effect on the market price of Inhale's common stock, including:

-      fluctuations in its operating results;
-      announcements of technological innovations or new therapeutic products;
- announcement or termination of collaborative relationships by Inhale or its competitors;
-      governmental regulation;
-      clinical trial results or progress, or product development delays;
-      developments in patent or other proprietary rights;
- public concern as to the safety of drug formulations developed by Inhale or others; and
-      general market conditions.

Any litigation brought against Inhale as a result of this volatility could result in substantial costs and a diversion of its management's attention and resources, which could negatively impact its financial condition, revenues and results of operations.

INHALE'S INDEBTEDNESS HAS INCREASED SUBSTANTIALLY AND MAY RESULT IN FUTURE LIQUIDITY PROBLEMS

As of 30 September 2000, Inhale had approximately $242.6 million in long-term debt, and in October 2000, in connection with Inhale's build-to-suit lease transaction, Inhale incurred an additional incremental lease liability, the present value of which is approximately $46.2 million. Subsequent to Inhale's quarter ending 30 September 2000, Inhale entered into privately negotiated agreements with certain holders of its outstanding 5.0 per cent. convertible subordinated notes due 2007 providing for the conversion of their notes into shares of common stock in exchange for a cash payment. Approximately $168.6 million aggregate principal amount of outstanding notes was converted into approximately 4.4 million shares of common stock for cash payments of approximately $25.5 million. The October 2000 issuance of the 3.5 per cent. convertible subordinated notes due 2007 increased Inhale's long-term debt by approximately $230.0 million. This additional indebtedness has and will continue to impact Inhale by:

- significantly increasing Inhale's interest expense and related debt service costs;
-      making it more difficult to obtain additional financing; and
- constraining Inhale's ability to react quickly in an unfavourable economic climate.

Currently, Inhale is not generating sufficient cash flow from operations to satisfy the annual debt service payments that will be required as a result of the sale of the notes. This may require Inhale to use a portion of the proceeds from the sale of the notes to pay interest or borrow additional funds or sell additional equity to meet Inhale's debt service obligations. If Inhale is unable to satisfy its debt service requirements, substantial liquidity problems could result, which would negatively impact Inhale's future prospects.

12.    GENERAL

(a) Save as disclosed in this Appendix IV, no agreement, arrangement or understanding (including any compensation arrangement) exists between Inhale or any person acting in concert with Inhale for the purposes of the Offer and any of the directors, recent directors, shareholders or recent shareholders of Bradford having any connection with or dependence on the Offer.


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(b)    Save as disclosed herein, no proposal exists in connection with the Offer that any payment or other benefit shall be made or given by Inhale or any person acting in concert with Inhale for the purpose of the Offer to any director of Bradford as compensation for loss of office, or as consideration for, or in connection with, his retirement from office.

(c) There is no agreement, arrangement or understanding whereby the legal or beneficial ownership of any of the Bradford Shares to be acquired by Inhale pursuant to the Offer will be transferred to any other person save that Inhale reserves the right to transfer any Bradford Shares acquired to any member of the Inhale Group.

(d) Settlement of the consideration to which any Bradford Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Inhale may otherwise be, or claim to be, entitled against such shareholder.

(e) Cazenove has given and has not withdrawn its consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(f) KPMG Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(g) KPMG Corporate Finance is a division of KPMG which is authorised by the Institute of Chartered Accountants in England and Wales to carry on investment business. The principal place of business is 8 Salisbury Square, London, EC4Y 8BB where a list of partners' names is open to inspection.

(h) Inhale and Bradford have agreed certain arrangements in connection with the Offer whereby Inhale would pay Bradford certain sums if the Offer does not occur in certain circumstances. Details of these arrangements are summarised in paragraph 7 above.

(i) Inhale does not intend that the payment of interest on, repayment of, or security for any liability (contingent or otherwise) in connection with the Offer will depend to any significant extent on the business of Bradford.

(j) The total emoluments of the Directors of Inhale will not be varied as a consequence of the proposed acquisition of Bradford or by any other associated transaction.

(k) It is estimated that full acceptance of the Offer in cash (assuming the full exercise of options under the Bradford Share Option Scheme) would require the payment by Inhale of a maximum amount of approximately L14.5 million in cash. Cazenove is satisfied that the necessary financial resources are available to Inhale to satisfy full acceptance of the Offer in cash. The funds required to make the cash payment under the Offer will come from Inhale's own cash resources.

13.    DOCUMENTS FOR INSPECTION

       Copies of the following documents will be available for inspection during usual business hours on any weekday (Saturdays and public holidays excepted) at the offices of Simmons & Simmons, City Point, One Ropemaker Street, London EC2Y 9SS while the Offer remains open for acceptance:

       (a)    the certificate of incorporation and bylaws of Inhale;

       (b)    the memorandum and articles of association of Bradford;

       (c) the published audited accounts of Inhale for the financial years ended 31 December 1998 and 31 December 1999;


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       (d)    the published audited accounts of Bradford for the financial years ended 31 May 1999 and 31 May 2000;

       (e) the material contracts of Inhale and its subsidiaries referred to in paragraph 7(a) above;

       (f) the material contracts of Bradford referred to in paragraph 7(b) above;

       (g) the service agreements and proposed changes thereto of the directors of Bradford referred to in paragraph 8 above;

       (h)    the written consents referred to in paragraph 12 above;

       (i) the irrevocable undertakings to accept the Offer given by the persons referred to in paragraph 3 above; and

       (j)    this document, the Form of Acceptance and the Drag Along Notice.

       21 DECEMBER 2000


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